SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2022

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

An announcement regarding interim results for the six months of 2022 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 26, 2022.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Interim Results Announcement for the Six Months Ended 30 June 2022

The board of directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) hereby announces the unaudited results of Sinopec Corp. and its subsidiaries for the six months ended 30 June 2022. This announcement, containing the full text of the 2022 Interim Report of Sinopec Corp., complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcement of interim results. Printed version of the 2022 Interim Report of Sinopec Corp. will be delivered to the shareholders of H shares of Sinopec Corp. in September 2022.

PUBLICATION OF RESULTS ANNOUNCEMENT

Both the Chinese and English versions of this results announcement are available on the websites of Sinopec Corp. (www.sinopec.com/listco/) and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk). In the event of any discrepancies in interpretations between the English version and Chinese version, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
26 August 2022

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Ling Yiqun#, Li Yonglin#, Liu Hongbin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

CONTENTS

2	Company Profile
4	Principal Financial Data and Indicators
8	Business Review and Prospects
11	Management's Discussion and Analysis
20	Corporate Governance
22	Environment and Social Responsibilities
23	Significant Events
29	Changes in Share Capital and Shareholdings of Shareholders
30	Bond General Information
33	Financial Statements
136	Index of Documents for Inspection

This interim report contains forward-looking statements. Except for statements of historical facts, all statements contained herein that address business activities, events or developments that the Company expects or anticipates will or may occur in the future (including, but not limited to projections, targets, reserves and other estimates and business plans) are forward-looking statements. The actual results or developments of the Company in future periods may differ materially from those anticipated in such statements as a result of various factors and uncertainties. None of such forward-looking statements shall be deemed or construed to constitute or imply any commitment of substance on the part of the Company to investors. Investors and relevant parties are cautioned to maintain due awareness of potential risks and to distinguish the difference among plans, projections and commitments. The Company made the forward-looking statements referred to herein as at 26 August 2022 and undertakes no obligation to update these statements except as required by relevant regulatory authorities.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS (BOARD) AND THE BOARD OF SUPERVISORS OF CHINA PETROLEUM & CHEMICAL CORPORATION (SINOPEC CORP.) AND ITS DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS CONTAINED IN THIS INTERIM REPORT, AND SEVERALLY AND JOINTLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS INTERIM REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP. Mr. MA YONGSHENG, CHAIRMAN OF THE BOARD, MR. YU BAOCAI, DIRECTOR AND PRESIDENT, AND MS. SHOU DONGHUA, CHIEF FINANCIAL OFFICER AND HEAD OF CORPORATE ACCOUNTING DEPARTMENT WARRANT THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INTERIM FINANCIAL STATEMENTS CONTAINED IN THIS INTERIM REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE INTERIM REPORT OF SINOPEC CORP. FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2022.

THE INTERIM FINANCIAL STATEMENTS OF THE COMPANY, PREPARED IN ACCORDANCE WITH THE ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (CASs) OF THE PEOPLES REPUBLIC OF CHINA (PRC), AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS), HAVE NOT BEEN AUDITED.

COMPANY PROFILE
Sinopec H shares were listed on stock exchanges in Hong Kong, New York and London on 18 and 19 October 2000, respectively, and A shares were listed on the Shanghai Stock Exchange on 8 August 2001.Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information; hydrogen energy business and related services such as hydrogen production, storage, transportation and sales; battery charging and swapping, solar energy, wind energy and other new energy business and related services.

DEFINITIONS
In this interim report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: The controlling shareholder of Sinopec Corp., China Petrochemical Corporation;
Sinopec Group: China Petrochemical Corporation and its subsidiaries;
Sinopec Finance Co.: Sinopec Finance Co., Ltd.;
Century Bright: Sinopec Century Bright Capital Investment Ltd.;
CSRC: China Securities Regulatory Commission;
Hong Kong Stock Exchange: The Stock Exchange of Hong Kong Limited;
Hong Kong Listing Rules: Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CONVERSIONS
The conversion factors for production volume of crude oil and natural gas and crude oil processing volume are set out as follows:
For domestic production of crude oil: 1 tonne = 7.1 barrels;
For overseas production of crude oil: 1 tonne = 7.26 barrels in the first half of 2022, 1 tonne = 7.21 barrels in the first half of 2021;
For production of natural gas: 1 cubic meter = 35.31 cubic feet;
Refinery throughput: 1 tonne = 7.35 barrels.

BASIC INFORMATION

LEGAL NAME
中國石油化工股份有限公司

CHINESE ABBREVIATION
中國石化

ENGLISH NAME
China Petroleum & Chemical Corporation

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Ma Yongsheng

AUTHORISED REPRESENTATIVES UNDER THE HONG KONG LISTING RULES
Mr. Yu Baocai
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zhang Zheng

REGISTERED ADDRESS, PLACE OF BUSINESS AND CORRESPONDENCE ADDRESS
22 Chaoyangmen North Street,
Chaoyang District, Beijing, China
Postcode: 100728
Tel: 86-10-59960028
Fax: 86-10-59960386
Website:  http://www.sinopec.com
E-mail: ir@sinopec.com

CHANGE OF INFORMATION DISCLOSURE MEDIA AND ACCESS PLACES
There was no change to Sinopec Corp.’s information disclosure media and access place during the reporting period.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:	Shanghai Stock Exchange
Stock name: 中國石化
Stock code: 600028

H Shares:	Hong Kong Stock Exchange
Stock code: 00386

ADRs:	New York Stock Exchange
Stock code: SNP
London Stock Exchange
Stock code: SNP

CHANGE OF REGISTERED ADDRESS IN THE REPORTING PERIOD
There was no change to the registered address in the reporting period.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH CASs

(1)	Principal accounting data

Items	Six-month period ended 30 June
	2022 RMB million	2021 RMB million (adjusted)	2021 RMB million (before adjustment)	Changes over the same period of the preceding year (%)

Operating income	1,612,126	1,260,773	1,261,603	27.9
Net profit attributable to equity shareholders of the Company	43,530	39,426	39,153	10.4
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	42,960	38,420	38,420	11.8
Net cash flow from operating activities	4,947	48,347	47,736	(89.8)

	As of 30 June 2022 RMB million	As of 31 December 2021 RMB million	Changes from the end of last year (%)
Total equity attributable to shareholders of the Company	787,134	775,102	1.6
Total assets	2,059,814	1,889,255	9.0

Note:
The Company has completed the purchase of certain assets and equity of Sinopec Group on 1 July 2021 and 1 December 2021, for details please refer to Sinopec Corp.’s related announcements. The transactions described above have been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data.

(2)	Principal financial indicators

Items	Six-month period ended 30 June
	2022 RMB	2021 RMB (adjusted)	2021 RMB (before adjustment)	Changes over the same period of the preceding year (%)

Basic earnings per share	0.360	0.326	0.323	10.4
Diluted earnings per share	0.360	0.326	0.323	10.4
Basic earnings per share (excluding extraordinary gains and losses)	0.355	0.317	0.317	12.0
Weighted average return on net assets (%)	5.57	5.20	5.19	0.37 percentage points
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	5.50	5.06	5.10	0.44 percentage points

(3)	Extraordinary items and corresponding amounts

Items	Six-month period ended 30 June 2022 (income)/expenses
RMB million

Net gain on disposal of non-current assets	(135)
Donations	101
Government grants	(1,340)
Gain on holding and disposal of various investments	(125)
Other extraordinary income/(expenses), net	288
Subtotal	(1,211)
Tax effect	475
Total	(736)
Attributable to:
Equity shareholders of the Company	(570)
Minority interests	(166)

(4)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period:

			Increase/(Decrease)
Items of Consolidated Balance Sheet	As of 30 June 2022 RMB million	As of 31 December 2021 RMB million	Amount RMB million	Percentage (%)	Main reasons for changes

Financial assets held for trading	1,012	–	1,012	–	The increase of structured deposits in the first half of 2022.
Derivative financial assets	40,389	18,371	22,018	119.9	Impact of changes in profit and loss of crude oil and other products hedging business.
Derivative financial liabilities	15,367	3,223	12,144	376.8	Increase in accounts receivable resulting from increased prices of crude oil and refined oil products.
Accounts receivable	63,717	34,861	28,856	82.8
Prepayments	13,011	9,267	3,744	40.4	Prepayment for goods increased year-on-year.
Inventories	285,032	207,433	77,599	37.4	Increase in inventory value of crude oil and refined oil products resulting from the significant increase of international crude oil prices.
Short-term loans	43,169	27,366	15,803	57.7	The Company increased short-term loans for supplementary of liquidity during the reporting period.
Employee benefits payable	23,000	14,048	8,952	63.7	The impact of increase in payable performance-based income.
Taxes payable	36,566	81,267	(44,701)	(55.0)	The impact of centralized payment for deferred taxes happened in the fourth quarter of last year.
Non-current liabilities due within one year	66,409	28,651	37,758	131.8	Increase in debentures payable and long-term loans due within one year.
Other current liabilities	114,002	31,762	82,240	258.9	Increase in low-interest debentures for supplementary of liquidity during the reporting period.
Long-term loans	77,556	49,341	28,215	57.2	Increase in project loan of holding subsidiaries for capitalised expenditures.
Debentures payable	14,868	42,649	(27,781)	(65.1)	Some of the amounts were reclassified to the item of non-current liabilities due within one year.
Other comprehensive income	6,557	(690)	7,247	–	The impact on translation of foreign currency statements and changes in effective hedging business.
Specific reserve	3,566	2,664	902	33.9	The impact of changes in the balance of safety fund reserve.

Items of Consolidated Income Statement	For six-month period ended 30 June 2022 RMB Million	For six-month period ended 30 June 2021 RMB Million	Increase/ Amount RMB Million	(Decrease) Percentage (%)	Main reasons for changes

Operating costs	1,330,825	998,286	332,539	33.3	Increase in procurement cost of crude oil due to the increased international oil prices.
Other income	2,121	1,244	877	70.5	Increase in VAT refunds on imported LNG.
Investment (loss)/income	(10,307)	4,890	(15,197)	–	Decrease in investment income of associates and joint ventures and the impact of profit and loss of derivative financial instruments.
(losses)/gains from changes in fair value	(1,558)	116	(1,674)	–	Impact of floating profit and loss of derivative financial instruments.
Impairment losses	(1,456)	(926)	(530)	57.2	Allowance for diminution in value of inventories increased year-on-year.

Items of Consolidated Cash Flow Statement	For six-month period ended 30 June 2022 RMB Million	For six-month period ended 30 June 2021 RMB Million	Increase/ Amount RMB Million	(Decrease) Percentage (%)	Main reasons for changes

Cash received from sale of goods and rendering of services	1,704,813	1,310,197	394,616	30.1	Increase in sales revenue due to the higher prices of petroleum and petrochemical products.
Refund of taxes and levies	3,442	788	2,654	336.8	Increase in VAT refunds on imported LNG.
Other cash received relating to operating activities	128,034	65,782	62,252	94.6	Increase in derivative margins received.
Cash paid for goods and services	(1,420,335)	(1,030,400)	(389,935)	37.8	Increase in procurement cost of crude oil and other feedstocks.
Other cash paid relating to operating activities	(159,834)	(64,700)	(95,134)	147.0	Increase in payment of derivative margins.
Cash received from disposal of investments	442	3,341	(2,899)	(86.8)	Decrease in structured deposits received year-over-year.
Net cash received from disposal of subsidiaries and other business entities	1	4,296	(4,295)	(100.0)	Payment of pipeline transaction received in the same period of 2021 and no such item in the reporting period.
Other cash received relating to investing activities	37,189	21,019	16,170	76.9	Increase in amount received of time deposits with maturities over three months.
Net cash paid for the acquisition of subsidiaries and other business entities	(7,628)	–	(7,628)	–	Cash paid for the prior year-end asset acquisition.
Other cash paid relating to investing activities	(16,544)	(33,016)	16,472	(49.9)	Decrease in time deposits with maturities over three months year-on-year.
Cash received from borrowings	348,900	170,144	178,756	105.1	Increase in loans.
Cash repayments of borrowings	(224,161)	(130,857)	(93,304)	71.3	The scale of interest-bearing expanded and the corresponding repayment of borrowings increased.
Cash paid for dividends, profits distribution or interest	(41,606)	(19,559)	(22,047)	112.7	The payment of dividends for the period increased year on year.

2	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH IFRS

(1)	Principal accounting data

Items	Six-month period ended 30 June
	2022 RMB million	2021 RMB million (adjusted)	2021 RMB million (before adjustment)	Changes over the same period of the preceding year (%)

Operating profit	62,924	58,486	58,109	7.6
Profit attributable to shareholders of the Company	44,451	40,227	39,954	10.5
Net cash generated from operating activities	4,947	48,347	47,736	(89.8)

	As of 30 June 2022 RMB million	As of 31 December 2021 RMB million	Changes from the end of last year (%)

Total equity attributable to shareholders of the Company	786,249	774,182	1.6
Total assets	2,059,814	1,889,255	9.0

Note:
The Company has completed the purchase of certain assets and equity of Sinopec Group on 1 July 2021 and 1 December 2021, for details please refer to Sinopec Corp.’s related announcements. The transactions described above have been accounted as business combination under common control, thus, the Company retroactively adjusted the relevant financial data.

(2)	Principal financial indicators

Items	Six-month period ended 30 June
	2022 RMB	2021 RMB (adjusted)	2021 RMB (before adjustment)	Changes over the same period of the preceding year (%)

Basic earnings per share	0.367	0.332	0.330	10.5
Diluted earnings per share	0.367	0.332	0.330	10.5
Return on capital employed (%)	5.75	6.14	6.14	(0.39) percentage points

BUSINESS REVIEW AND PROSPECTS

BUSINESS REVIEW
In the first half of 2022, the world economic growth slowed down. China effectively coordinated pandemic prevention and control with economic and social development, registering a GDP growth of 2.5% year-on-year. Domestic demand for natural gas remained stable. Based on the statistics of the Company, the overall domestic demand for refined oil products was weak due to high crude oil price and the pandemic, with a slight increase in the first quarter and a sharp decrease in the second quarter, compared with the same period of last year. The demand for major chemical products in China remained stable, and the ethylene equivalent consumption increased by 0.1% compared with that of the previous year.

In the first half of 2022, international crude oil prices rose sharply and fluctuated drastically. The average spot price of Platts Brent was USD107.69 per barrel, up by 66% year-on-year.

Confronted with severe and complex environment of production and operation, the Company gave full play to its integration advantages, actively responded to market changes, carried out in-depth optimisation of the whole industrial chain, enhanced production and marketing coordination, endeavoured to expand the market and sales, and achieved high-quality results.

1	PRODUCTION & OPERATIONS REVIEW

(1)	Exploration and Production

In the first half of 2022, the Company seized the favourable opportunity of high oil price, intensified efforts in exploration and development, consolidated the foundation of resources, improved operational performance, and realised growth in production and profit. In terms of exploration, we enhanced basic research, strengthened risk exploration and trap pre-exploration in new regions and areas, and achieved a number of oil and gas discoveries, including breakthroughs in Shunbei oil and gas in Tarim Basin, shale oilfield exploration in Bohai Bay Basin and Subei Basin, deep exploration of natural gas in Sichuan Basin and continental facies shale gas exploration in Puguang. In terms of development, we accelerated the capacity building of major oilfields, such as Shunbei, Tahe and offshore blocks, and strengthened efficiency adjustment and fine-tuned development of mature oil fields. We also actively promoted the capacity building of key natural gas blocks in Sichuan and Erdos Basin, and enhanced optimisation and profitability improvement of whole natural gas business chain. In the first half of the year, the Company’s production of oil and gas reached 242 million barrels of oil equivalent, up by 2.9% year-on-year, with domestic crude oil production reaching 124.6 million barrels, up by 0.8% and natural gas production totalled 613.92 billion cubic feet, up by 5.4% year-on-year.

Exploration and Production: Summary of Operations

	Six-month period ended 30 June		Changes
	2022	2021	(%)

Oil and gas production (mmboe)	242.01	235.29	2.9
Crude oil production (mmbbls)	139.65	138.15	1.1
China	124.63	123.62	0.8
Overseas	15.02	14.53	3.4
Natural gas production (bcf)	613.92	582.60	5.4

(2)	Refining

In the first half of 2022, facing the challenges brought by high crude oil price and the pandemic, the Company insisted on optimisation and integration of production and marketing, flexibly adjusted the utilisation rate and product structure, and maintained stable operation. In the first quarter, we seized the good opportunity with high refining margin and comprehensively increased utilisation rate. In the second quarter, we adjusted the structure and increased exports of refined oil products in line with the pandemic situation. The Company optimised the crude oil procurement and resource allocation to reduce procurement costs. We expedited adjustment to increase the yield of chemical feedstock and refining specialities with proportion of high-grade lubricants further increased. We accelerated the construction of advanced capacity and promoted structural adjustment projects in an orderly manner. The Company ensured the supply of hydrogen for the Beijing Winter Olympic Games and the Winter Paralympic Games and continued to promote the hydrogen supply projects. In the first half, the Company processed 121 million tonnes of crude oil, down by 4.2% year-on-year, yielding 68.99 million tonnes of refined oil products, among which diesel output increased by 7.4% year-on-year.

Refining: Summary of Operations
Unit: million tonnes

	Six-month period ended 30 June		Changes
	2022	2021	(%)

Refinery throughput	120.76	126.11	(4.2)
Gasoline, diesel and kerosene production	68.99	72.19	(4.4)
Gasoline	30.03	32.40	(7.3)
Diesel	30.65	28.54	7.4
Kerosene	8.31	11.24	(26.1)
Light chemical feedstock production	22.01	22.26	(1.1)

Note: Includes 100% of production of domestic joint ventures.

(3)	Marketing and Distribution

In the first half of 2022, facing fierce market competition and once severe pandemic situation, the Company strengthened the integration of production and marketing, adjusted business strategy in a timely manner, dynamically optimised the allocation of resources, and spared no effort to expand sales and increase profitability. We focused on customer experience and carried out targeted marketing strategies. We actively expanded the low-sulphur bunker fuel market and further consolidated our market position. We also promoted company branding products and improved the quality and profitability of non-fuel business. In addition, Efforts were made to accelerate sales network development, digitisation and transformation to an integrated energy service provider of petrol, gas, hydrogen, power and services. In the first half, total sales volume of refined oil products was 98.42 million tonnes, of which total domestic sales volume accounted for 78.46 million tonnes.

Marketing and Distribution: Summary of Operations

	Six-month period ended 30 June		Change
	2022	2021	(%)

Total sales volume of refined oil products (million tonnes)	98.42	109.13	(9.8)
Total domestic sales volume of refined oil products (million tonnes)	78.46	84.01	(6.6)
Retail (million tonnes)	51.23	55.50	(7.7)
Direct sales and Distribution (million tonnes)	27.23	28.51	(4.5)
Annualised average throughput per station (tonne/station)	3,333	3,614	(7.8)

Note: The total sales volume of refined oil products includes the amount of refined oil marketing and trading sales volume.

	As of 30 June 2022	As of 31 December 2021	Change from the end of last year (%)

Total number of Sinopec-branded service stations	30,740	30,725	0.05
Number of convenience stores	27,950	27,618	1.2

(4)	Chemicals

In the first half of 2022, facing difficult situation of high cost, high inventory, low utilisation and low margin in domestic chemical industry, the Company optimised the structure of facilities, feedstock and products, properly scheduled maintenance operations, and maintained high utilisation rate in profitable facilities, responding to market demand. We comprehensively promoted the construction of advanced capacity in Zhenhai, Jiujiang, Tianjin Nangang and Hainan. We also promoted operation stabling and production increasing in coal chemical business, and its profits realised an significant increase. The proportion of high value-added products continued to increase, with ratio of new and specialty products of synthetic resin reached 69.5%, increased by 1.4 percentage points year-on-year, ratio of high-value-added products of synthetic rubber and fibre reached 36.8% and 40.7%, increased by 0.7 and 6.8 percentage points year-on-year respectively, and ratio of fine chemicals reached 35.8%, increased by 1.1 percentage points over the previous year. Ethylene production in the first half was 6.85 million tonnes, with a year-on-year increase of 5.9%. We made full efforts to ensure sufficient supply to our strategic customers, actively increased export, and vigorously expanded high-end markets. In the first half, the total sales volume of chemical products was 40.38 million tonnes, up by 1% year-on-year.

Major Chemical Products: Summary of Operations
Unit: 1,000 tonnes

	Six-month period ended 30 June		Changes
	2022	2021	(%)

Ethylene	6,846	6,463	5.9
Synthetic resin	9,275	9,292	(0.2)
Synthetic fiber monomer and polymer	4,656	4,507	3.3
Synthetic fiber	555	676	(17.9)
Synthetic rubber	646	594	8.8

Note: Includes 100% of production of domestic joint ventures.

2	HEALTH AND SAFETY
In the first half of 2022, the Company spared no effort to promote the HSE management system, further promoted the centralised management of safety risks and gas safety, and put in place special programme of contractors’ safety management. We strengthened pandemic prevention and control, continuously consolidated the foundation of employee health management, and safeguarded the occupational, physical and psychological health of employees at home and abroad.

3	SCIENCE AND TECHNOLOGY INNOVATION
In the first half of 2022, the Company deepened the reform of its science and technology system and mechanism, enhanced investment in science and technology, and strengthened the protection of intellectual property rights, leading to the overall results of science and technology innovation continuing to improve and scientific research payoffs emerging. In upstream, breakthroughs were made in the geological theory and exploration and production of continental facies shale oil, high-efficiency exploration and production of ultra-deep oil and gas, and EOR in mature oilfields. In refining, new progress was made in core technologies such as direct crude oil cracking to ethylene, high-end carbon materials, high-end lubricants, and catalytic materials for fuel cells. In chemicals, the first unit of the third generation aromatics was completed and put into operation. New progress was made in the research and development of key technologies, such as the high isotactic polybutene-1. The one-million-tonne CCUS project was completed and commissioned. Bio-jet fuel achieved large-scale trial production. National pilot demonstration projects such as “Industrial Internet+” and the construction of smart “fields, plants, stations and institutes” progressed smoothly.

4	CAPITAL EXPENDITURES
The Company continued to optimise its investment management and focused on improving the quality and return of its investments. Capex in the first half of 2022 was RMB64.65 billion, of which RMB33.34 billion was spent in the E&P segment, mainly on the crude oil production capacity building in Shunbei and Tahe, natural gas capacity building in western Sichuan and Dongsheng, and the construction of storage and transportation facilities such as the relocation of Dongying crude oil depot and Longkou LNG projects; RMB8.93 billion was spent in the refining segment, mainly for Anqing and Yangzi refining upgrading projects and the second phase of Zhenhai refining and chemical project; RMB3.07 billion was spent in the marketing and distribution segment, mainly for the construction of gas stations, integrated energy stations covering gasoline, gas, hydrogen, power and service and logistics facilities; RMB18.21 billion was spent in the chemicals segment, mainly for Hainan and Tianjin Nangang ethylene projects, Jiujiang aromatics project, Zhenhai Refining and Chemical project Phase II and Yizheng PTA project; RMB1.10 billion was used on corporate and others, mainly for science and technology research and IT.

BUSINESS OUTLOOK
Looking ahead to the second half of the year, the risk of stagflation in the global economy is expected to rise, while China’s economic growth is anticipated to rebound and remain within a reasonable range. Domestic demands for refined oil products and chemical products are expected to pick up, and demand for natural gas will maintain growth. Taking into account the comprehensive impact of geopolitics and changes in global supply and demand, international crude oil prices are expected to remain high and volatile.

In the face of the current situation, the Company will pay more attention to enhancing market foresight, strengthening operational synergies, prioritising innovation and development, synergy and optimisation, market expansion, reform management and safety and environmental protection. We will focus on the following aspects:

In E&P, the Company will continue to increase exploration efforts, strive to achieve strategic breakthroughs in exploration and increase reserves with scale and profit, boost oil and gas production and profitability, and lower the oil and gas break-even point. We will accelerate the oil and gas production capacity building in Shunbei, Tahe, western Sichuan and Zhongjiang, promote the construction of the national demonstration area for continental shale oil in Jiyang, strengthen the research and application of EOR technologies, and continue to promote profitable oil and gas production. In the second half of the year, we plan to produce 141 million barrels of crude oil and 642.9 billion cubic feet of natural gas.

In refining, the Company will integrate and coordinate production and marketing, optimise utilisation rate closely in line with the market and flexibly adjust the product slate. We will dynamically optimise the procurement structure and pace and strive to reduce procurement cost. We will vigorously shift from producing refined oil products to chemicals and specialty products, increase production of high value-added products and specialty products, and promote the growth of lubricants, sulphur and asphalt. In the second half of the year, we plan to process 120 million tonnes of crude oil.

In marketing and distribution, the Company will seize the opportunity of rebounding market demand, with leverage on our integration advantages, to precisely implement targeted marketing strategy, improve retail volume and profits, provide tailor-made services for direct sale and distribution customers, and strive to increase the total sales volume and market share. We will further optimise the network layout and consolidate and reinforce network advantages, seize market opportunities and further expand low-sulphur bunker fuel sales, enhance the comprehensive service capability and synergy of non-fuel business. In the second half of the year, we plan to sell 87.1 million tonnes of refined oil products in domestic market.

In chemicals, the Company will closely follow market demand, optimise feedstocks, products, facilities and regional resources, and strive to achieve efficient plant operation. We will integrate production, marketing, research and application, strengthen the research and development of high-end products and new materials. We will improve the quality and profitability of coal chemical business and maintain good profit momentum. We will also strengthen the integration of internal and external resources, improve export business and make every effort to expand the market and increase the volume. In the second half of the year, we plan to produce 7.2 million tonnes of ethylene.

In Capex, the Company plans to spend RMB133.35 billion in the second half of the year, and will dynamically optimise and adjust its investment projects in the future in accordance with market changes. RMB48.16 billion will be spent in the E&P segment, mainly for the crude oil production capacity building in Shunbei and Tahe, natural gas production capacity building in western Sichuan and Dongsheng, and LNG storage and transportation facilities. RMB11.47 billion will be spent in the refining segment, mainly for Anqing and Yangzi refining upgrading projects and the second phase of Zhenhai refining and chemical project. RMB20.63 billion will be spent in the marketing and distribution segment, mainly for the construction of gas stations, “petrol, gas, hydrogen, power and services” integrated energy stations and logistics facilities. RMB47.89 billion will be spent in the chemicals segment, mainly for the construction of ethylene projects in Hainan and Tianjin Nangang, the second phase of Zhenhai refining and chemical project and the PTA project in Yizheng. RMB5.20 billion will be spent for corporate and others, mainly for the scientific and technological research and IT.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA, UNLESS OTHERWISE STATED, WERE CONSISTENT WITH THE COMPANY’S INTERIM FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In the first half of 2022, facing the situation of significant increase and drastic fluctuation of international crude oil price, resurging of domestic pandemic, and weak demand for petroleum and petrochemical products, the Company fully leveraged on the advantages of integration and coordination, flexibly adjusted structure of feedstock, products and facilities, expanded market and sales, and realised revenue and operating profit of RMB1,612.1 billion and RMB62.9 billion, increased by 27.9% and 7.6% year-on-year respectively.

The following table sets forth the principal revenue and expense items from the Company’s consolidated income statement for the first half of 2022 and the corresponding period in 2021:

	Six-month period ended 30 June
	2022	2021	Change
	RMB million	RMB million	(%)

Revenue	1,612,126	1,260,773	27.9
Revenue from primary business	1,582,236	1,231,523	28.5
Other operating revenues	29,890	29,250	2.2
Operating expenses	(1,549,202)	(1,202,287)	28.9
Purchased crude oil, products and operating supplies and expenses	(1,262,183)	(945,555)	33.5
Selling, general and administrative expenses	(26,797)	(25,810)	3.8
Depreciation, depletion and amortisation	(53,638)	(54,466)	(1.5)
Exploration expenses, including dry holes	(5,738)	(4,846)	18.4
Personnel expenses	(49,223)	(45,195)	8.9
Taxes other than income tax	(134,409)	(120,900)	11.2
Impairment reversal on trade and other receivables	72	55	30.9
Other operating expenses, net	(17,286)	(5,570)	210.3
Operating profit	62,924	58,486	7.6
Net finance costs	(5,337)	(4,902)	8.9
Investment income and share of profits less losses from associates and joint ventures	7,453	11,247	(33.7)
Profit before taxation	65,040	64,831	0.3
Income tax expense	(14,461)	(15,052)	(3.9)
Profit for the period	50,579	49,779	1.6
Attributable to:
Shareholders of the Company	44,451	40,227	10.5
Non-controlling interests	6,128	9,552	(35.8)

(1)	Revenue
In the first half of 2022, the Company’s revenue from primary business was RMB1,582.2 billion, representing an increase of 28.5% year-on-year. This was mainly due to the increased prices of major refined oil and chemical products and the increased sales volume of some petroleum and petrochemical products.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2022 as compared with the first half of 2021.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2022	2021	(%)	2022	2021	(%)

Crude oil	4,280	3,537	21.0	4,513	2,794	61.5
Natural gas (million cubic meters)	14,824	14,371	3.2	1,736	1,522	14.1
Gasoline	39,525	45,597	(13.3)	9,272	7,307	26.9
Diesel	36,668	34,648	5.8	7,558	5,388	40.3
Kerosene	8,575	11,016	(22.2)	5,771	3,397	69.9
Basic chemical feedstock	18,063	17,665	2.3	6,475	5,159	25.5
Synthetic fibre monomer and polymer	3,812	3,408	11.9	6,607	6,216	6.3
Synthetic resin	8,595	8,652	(0.7)	8,662	8,174	6.0
Synthetic fibre	588	714	(17.6)	8,347	7,356	13.5
Synthetic rubber	663	622	6.6	11,720	10,584	10.7

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2022, the revenue from crude oil, natural gas and other upstream products sold externally amounted to RMB95.8 billion, up by 41.5% year-on-year, accounting for 5.9% of the Company’s revenue from primary business and other operating revenues. This change was mainly due to the increased crude oil and natural gas prices and sales volume.

Petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold externally by the refining segment and the marketing and distribution segment achieved external sales revenues of RMB866.1 billion, representing an increase of 24.9% year-on-year and accounting for 53.7% of the Company’s revenue from primary business and other operating revenues. This change was mainly due to the increased price of refined oil products and the increased diesel sales volume. The sales revenue of gasoline, diesel and kerosene was RMB693.1 billion, representing an increase of 24.4% year-on-year, accounting for 80.0% of the total sales revenue of petroleum products. The sales revenue of other refined petroleum products was RMB173.0 billion, accounting for 20.0% of the sales revenue of petroleum products, up by 27.2% year-on-year.

The Company’s external sales revenue of chemical products was RMB234.2 billion, accounting for 14.5% of its revenue from primary business and other operating revenues, up by 18.4% year-on-year. The change was mainly due to the increased chemical products price and sales volume of some chemical products.

(2)	Operating expenses
In the first half of 2022, the Company’s operating expenses were RMB1,549.2 billion, up by 28.9% year-on-year, mainly due to the increased price of outsourced crude oil, refined oil products and chemical feedstock resulting from the significant increase in international commodities and raw materials price. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB1,262.2 billion, representing an increase of 33.5% year-on-year, accounting for 81.5% of total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB471.6 billion, representing an increase of 57.2% year-on-year. Throughput of outsourced crude oil in the first half of 2022 was 112.79 million tonnes (excluding the volume processed for third parties), down by 4.4% year-on-year. The average unit processing cost of outsourced crude oil was RMB4,649 per tonne, up by 63.3% year-on-year.

‧	The Company’s purchasing expenses of refined oil products were RMB138.2 billion, up by 1.7% year-on-year.

‧	The Company’s purchasing expenses related to trading activities were RMB354.7 billion, up by 36.4% year-on-year, mainly due to the increased prices of outsourced crude oil and refined oil products.

‧	Other purchasing expenses were RMB297.7 billion, up by 19.3% year-on-year, mainly due to the increased price of raw materials.

Selling, general and administrative expenses of the Company totalled RMB26.8 billion, representing an increase of 3.8% year-on-year.

Depreciation, depletion and amortisation of the Company were RMB53.6 billion, representing a decrease of 1.5% year-on-year. This was mainly due to the decreased depreciation and depletion of oil and gas assets resulting from the increase of proved reserves.

Exploration expenses were RMB5.7 billion, representing an increase of 18.4% year-on-year. This was mainly because the Company accordingly increased high efficient exploration investment for discovering good quality reserves.

Personnel expenses were RMB49.2 billion, representing an increase of 8.9% year-on-year. This was mainly due to the increased payment base, which led to the increase in social insurance and other wage surcharges, and the increased performance wages.

Taxes other than income tax were RMB134.4 billion, representing an increase of 11.2% year-on-year, mainly due to the increased special oil income levy, as well as the increase of resource tax on oil and gas products and consumption tax on refined oil products.

Other operating expenses, net was RMB17.3 billion, representing an increase of RMB11.7 billion over the same period of 2021, mainly due to the loss on derivative financial instruments.

(3)	Operating profit
In the first half of 2022, the Company’s operating profit was RMB62.9 billion, representing an increase of 7.6% year-on-year. This was mainly due to the significant improve in upstream profitability. In addition, the Company fully leveraged on its integration advantages, strengthened optimisation of industrial chain, and maintained stable operation in downstream business.

(4)	Net finance costs
In the first half of 2022, the Company’s net finance costs were RMB5.3 billion, up by RMB0.4 billion or 8.9% over the same period of last year, mainly due to the increased interest-bearing debt scale led to the increase of interest expenses year-on-year.

(5)	Profit before taxation
In the first half of 2022, the Company’s profit before taxation amounted to RMB65.0 billion, representing an increase of 0.3% year-on-year.

(6)	Income tax expense
In the first half of 2022, the Company’s income tax expense totalled RMB14.5 billion, representing a decrease of 3.9% year-on-year.

(7)	Profit attributable to non-controlling interests of the Company
In the first half of 2022, profit attributable to non-controlling interests was RMB6.1 billion, representing a decrease of RMB3.4 billion and 35.8% year-on-year, mainly due to the decreased profits of non-controlling enterprises of the Company.

(8)	Profit attributable to shareholders of the Company
In the first half of 2022, profit attributable to shareholders of the Company was RMB44.5 billion, representing an increase of 10.5% year-on-year.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations by four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, as well as corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment includes other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenues before elimination of inter-segment sales		As a percentage of consolidated operating revenues after elimination of inter-segment sales
	Six-month period ended 30 June		Six-month period ended 30 June		Six-month period ended 30 June
	2022	2021	2022	2021	2022	2021
	RMB million		(%)		(%)

Exploration and Production Segment
External sales*	97,854	70,135	3.4	3.2	6.1	5.6
Inter-segment sales	60,314	39,391	2.1	1.8
Operating revenues	158,168	109,526	5.5	5.0
Refining Segment
External sales*	100,845	82,184	3.5	3.7	6.3	6.5
Inter-segment sales	674,791	543,681	23.0	24.5
Operating revenues	775,636	625,865	26.5	28.2
Marketing and Distribution Segment
External sales*	787,077	632,203	27.0	28.5	48.8	50.1
Inter-segment sales	4,916	2,967	0.2	0.1
Operating revenues	791,993	635,170	27.2	28.6
Chemicals Segment
External sales*	239,121	202,613	8.2	9.1	14.8	16.1
Inter-segment sales	39,089	30,030	1.3	1.4
Operating revenues	278,210	232,643	9.5	10.5
Corporate and Others
External sales*	387,229	273,638	13.3	12.3	24.0	21.7
Inter-segment sales	525,043	340,701	18.0	15.4
Operating revenues	912,272	614,339	31.3	27.7
Operating revenue before elimination of inter-segment sales	2,916,279	2,217,543	100.0	100.0
Elimination of inter-segment sales	(1,304,153)	(956,770)
Consolidated operating revenues	1,612,126	1,260,773			100.0	100.0

*	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change between the first half of 2022 and the first half of 2021.

	Six-month period ended 30 June
	2022	2021	Change
	RMB million		(%)

Exploration and Production Segment
Operating revenues	158,168	109,526	44.4
Operating expenses	131,866	103,293	27.7
Operating profit	26,302	6,233	322.0
Refining Segment
Operating revenues	775,636	625,865	23.9
Operating expenses	745,868	586,467	27.2
Operating profit	29,768	39,398	(24.4)
Marketing and Distribution Segment
Operating revenues	791,993	635,170	24.7
Operating expenses	775,138	619,102	25.2
Operating profit	16,855	16,068	4.9
Chemicals Segment
Operating revenues	278,210	232,643	19.6
Operating expenses	277,400	219,261	26.5
Operating profit	810	13,382	(93.9)
Corporate and Others
Operating revenues	912,272	614,339	48.5
Operating expenses	911,873	618,074	47.5
Operating profit/(loss)	399	(3,735)	−
Elimination	(11,210)	(12,860)	−

(1)	Exploration and Production Segment
Most of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of the crude oil produced by the Company were sold to external customers.

In the first half of 2022, operating revenues of the segment were RMB158.2 billion, representing an increase of 44.4% year-on-year. This was mainly due to the increased sales prices and volume of domestic crude oil and natural gas.

In the first half of 2022, the segment sold 16.97 million tonnes of crude oil, representing an increase of 0.2% year-on-year. Natural gas sales volume was 15.3 bcm, representing an increase of 3.3% year-on-year. Regasified LNG sales volume was 11.2 bcm, representing an increase of 20.3% year-on-year. LNG sales volume was 0.91 million tonnes, representing a decrease of 72.6% year-on-year. This was mainly because the Company flexibly adjusted marketing strategy in line with market demand and resource situation. Average realised prices of crude oil, natural gas, regasified LNG, and LNG were RMB4,391 per tonne, RMB1,743 per thousand cubic meters, RMB3,037 per thousand cubic meters, and RMB5,695 per tonne respectively, representing an increase of 64.1%, 14.5%, 57.1% and 83.3% year-on-year respectively.

In the first half of 2022, the operating expenses of the segment were RMB131.9 billion, representing an increase of 27.7% year-on-year. This was mainly because that LNG procurement cost increased by RMB16.4 billion year-on-year, special oil income levy and resource tax increased by RMB9.8 billion year-on-year, personnel expenses increased by RMB2.2 billion year-on-year, exploration expenses increased by RMB900 million year-on-year, and depreciation, depletion and amortization decreased by RMB2.1 billion year-on-year resulting from increased proved reserves.

In the first half of 2022, the oil and gas lifting cost was RMB767.08 per tonne, representing an increase of 3.6% year-on-year. This was mainly due to the increased cost of outsourced raw materials and fuel.

In the first half of 2022, the segment seized the opportunity of high oil price, enhanced exploration and production, accelerated capacity building, strengthened optimisation of the whole natural gas industry chain, and improved profitability. In the first half, the segment realised an operating profit of RMB26.3 billion, representing an increase of RMB20.1 billion or 322.0% year-on-year.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company, part of the chemical feedstock is sold internally to the chemicals segment of the Company, and other refined petroleum products are sold to both domestic and overseas customers through the refining segment.

In the first half of 2022, operating revenues of the segment were RMB775.6 billion, representing an increase of 23.9% year-on-year. This was mainly because of an increase in price of refined oil products, as well as an increase in diesel sales volume.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in the first half of 2022 and that of the same period of 2021.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2022	2021	(%)	2022	2021	(%)

Gasoline	28,945	31,795	(9.0)	8,919	6,786	31.4
Diesel	29,388	28,021	4.9	7,317	5,056	44.7
Kerosene	6,629	8,991	(26.3)	5,662	3,371	68.0
Chemical feedstock	20,902	22,337	(6.4)	5,311	3,609	47.2
Other refined petroleum products	32,785	33,752	(2.9)	4,637	4,596	0.9

In the first half of 2022, the sales revenues of gasoline were RMB258.2 billion, representing an increase of 19.6% year-on-year, accounting for 33.3% of the segment’s operating revenues.

In the first half of 2022, the sales revenues of diesel were RMB215.0 billion, representing an increase of 51.8% year-on-year, accounting for 27.7% of the segment’s operating revenues.

In the first half of 2022, the sales revenues of kerosene were RMB37.5 billion, representing an increase of 23.9% year-on-year, accounting for 4.8% of the segment’s operating revenues.

In the first half of 2022, the sales revenues of chemical feedstock were RMB111.0 billion, representing an increase of 37.7% year-on-year, accounting for 14.3% of the segment’s operating revenues.

In the first half of 2022, the sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB152.0 billion, representing a decrease of 2.0% year-on-year, accounting for 19.6% of the segment’s operating revenues.

In the first half of 2022, the segment’s operating expenses were RMB745.9 billion, representing an increase of 27.2% year-on-year, which was mainly attributable to the significant increase in the cost of outsourced crude, fuels and power resulting from increased international crude oil price.

In the first half of 2022, the average processing cost of refining feedstock was RMB4,754 per tonne, representing an increase of 60.7% year-on-year. Total refining feedstock throughput was 123.07 million tonnes (excluding volume processed for third parties), representing a decrease of 5.5% year-on-year. In the first half of 2022, the total processing cost for crude oil was RMB585.1 billion, representing an increase of 51.8% year-on-year. This was mainly due to the increased crude procurement cost.

In the first half of 2022, the refining margin was RMB533 per tonne, decreased by RMB28 per tonne year-on-year, representing a decrease of 5.1% year-on-year. This was mainly due to the increased crude procurement cost, overseas transportation and insurance cost, and decreased refined oil products margin ratio under the high crude price circumstance.

In the first half of 2022, the unit refining cash operating cost (defined as operating expenses less cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, divided by the throughput of crude oil and refining feedstock) was RMB222.76 per tonne, representing an increase of 18.2% year-on-year, which was mainly due to the increased cost of auxiliary material and fuels resulting from increased international commodity prices.

In the first half of 2022, the segment proactively reduced the utilisation rate to address the resurging pandemic and weak demand of refined oil products, but impacted by the increased processing cost of crude oil and shrank margin ratio, operating profit was RMB29.8 billion, decreased by RMB9.6 billion or 24.4% year-on-year.

(3)	Marketing and Distribution Segment
The business activities of the marketing and distribution segment include purchasing refined oil products from the refining segment and the third parties, conducting wholesale and direct sales to domestic customers and retailing, distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In the first half of 2022, the operating revenues of this segment were RMB792.0 billion, increased by 24.7% year-on-year. This was mainly attributable to increased prices of refined oil products. Among which, sales revenues of gasoline were RMB366.7 billion, increased by 10.0% year-on-year, sales revenues of diesel were RMB278.0 billion, increased by 48.5% year-on-year and sales revenues of kerosene were RMB49.5 billion, increased by 32.2% year-on-year.

The following table sets forth the sales volume, average realised prices and respective changes of the segment’s four major refined oil products in the first half of 2022 and 2021, including the detailed information about the retail, direct sales and distribution of gasoline and diesel.

	Sales volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2022	2021	(%)	2022	2021	(%)

Gasoline	39,554	45,606	(13.3)	9,271	7,307	26.9
Retail	28,669	32,383	(11.5)	9,783	7,807	25.3
Direct sales and distribution	10,885	13,222	(17.7)	7,925	6,082	30.3
Diesel	36,792	34,742	5.9	7,556	5,388	40.2
Retail	15,212	15,065	1.0	8,072	6,079	32.8
Direct sales and distribution	21,580	19,677	9.7	7,192	4,860	48.0
Kerosene	8,575	11,016	(22.2)	5,771	3,397	69.9
Fuel oil	11,159	12,751	(12.5)	5,122	3,103	65.1

In the first half of 2022, the operating expenses of this segment were RMB775.1 billion, representing an increase of RMB156.0 billion, up by 25.2% year-on-year. This was mainly due to increased procurement cost of refined oil products resulting from increased international crude oil price.

In the first half of 2022, the segment’s marketing cash operating cost (defined as the operating expenses less the purchase costs, taxed other than income tax, depreciation and amortization, divided by sales volume) was RMB198.71 per tonne, up by 13.0% year-on-year. This was mainly attributable to the increased unit fixed cost as a result of resurging pandemic, weak demand for refined oil products and decreased sales volume.

In the first half of 2022, the operating revenues of non-fuel business of this segment were RMB19.3 billion, representing an increase of RMB1.3 billion year-on-year, and the profit of non-fuel business was RMB2.6 billion, representing an increase of RMB300 million year-on-year. This was mainly because the Company proactively promoted the sales volume of company branding products and expanded new business models.

In the first half of 2022, the segment proactively integrated and coordinated production and marketing, expanded market to address the severe situation of resurging pandemic, and realised an operating profit of RMB16.9 billion, representing an increase of RMB800 million or 4.9% year-on-year.

(4)	Chemicals
The business activities of the chemicals segment include purchasing chemical feedstock from the refining segment and third parties and producing, marketing and distributing petrochemical and inorganic chemical products.

In the first half of 2022, the operating revenues of this segment were RMB278.2 billion, increased by 19.6% year-on-year. This was mainly due to the increased chemical prices, as well as sales volume growth of some products.

In the first half of 2022, the operating revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fiber monomer and polymer, synthetics fibre, synthetic rubber and chemical fertiliser) was RMB262.4 billion, increased by 18.5% year-on-year, accounting for 94.3% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective changes of each of the segment’s six categories of chemical products in the first half of 2022 and 2021.

	Sales volume (thousand tonnes)			Average realised price (VAT excluded, RMB/tonne)
	Six-month period ended 30 June		Change	Six-month period ended 30 June		Change
	2022	2021	(%)	2022	2021	(%)

Basic organic chemicals	23,105	23,377	(1.2)	6,423	4,961	29.5
Synthetic fibre monomer and polymer	3,843	3,432	12.0	6,633	6,253	6.1
Synthetic resin	8,596	8,652	(0.6)	8,662	8,174	6.0
Synthetics fibre	588	714	(17.7)	8,350	7,356	13.5
Synthetic rubber	664	624	6.5	11,728	10,589	10.8
Chemical fertiliser	408	505	(19.3)	3,329	2,666	24.9

In the first half of 2022, the operating expenses of this segment were RMB277.4 billion, increased by 26.5% year-on-year, mainly due to the increased cost of outsourced feedstock and fuels as a result of increased international crude oil price.

In the first half of 2022, The segment vigorously optimised structural of feedstock, product and facilities, increased production of high value-added products, but impacted by significant decrease in chemical margin, resulting from significant increase of naphtha and other feedstock prices, weak chemical demand, and relatively low downstream utilisation rate, operating profit was RMB800 million, decreased by RMB12.6 billion year-on-year.

(5)	Corporate and Others
The business activities of corporate and others mainly consists of import and export business activities of Sinopec Corp.’s subsidiaries, research and development activities of the Company, and managerial activities of the headquarters.

In the first half of 2022, the operating revenue generated from the corporate and others was RMB912.3 billion, increased by 48.5% year-on-year, mainly due to a significant increase in the trading prices of crude oil and refined oil products.

In the first half of 2022, the operating expenses for corporate and others were RMB911.9 billion, increased by 47.5% year-on-year.

In the first half of 2022, the segment’s operating profit was RMB400 million.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding resources of the Company are its operating activities, short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of short-term and long-term debts.

(1)	Assets, Liabilities and Equity
Unit：RMB million

	As of 30 June 2022	As of 31 December 2021	Change

Total assets	2,059,814	1,889,255	170,559
Current assets	706,433	558,024	148,409
Non-current assets	1,353,381	1,331,231	22,150
Total liabilities	1,129,073	974,181	154,892
Current liabilities	793,623	641,280	152,343
Non-current liabilities	335,450	332,901	2,549
Total equity attributable to the shareholders of the Company	786,249	774,182	12,067
Share capital	121,071	121,071	−
Reserves	665,178	653,111	12,067
Non-controlling interests	144,492	140,892	3,600
Total equity	930,741	915,074	15,667

As of 30 June 2022, the Company’s total assets were RMB2,059.8 billion, representing an increase of RMB170.6 billion compared with the 2021 year-end balance, of which:

Current assets were RMB706.4 billion, representing an increase of RMB148.4 billion compared with the 2021 year-end balance, mainly because inventories and accounts receivable increased by RMB77.6 billion and RMB28.9 billion respectively resulting from the increase of international crude oil price, as well as cash and cash equivalents increased by RMB30.6 billion.

Non-current assets were RMB1,353.4 billion, representing an increase of RMB22.2 billion compared with the 2021 year-end balance, mainly because construction in progress increased by RMB13.1 billion and interest in associates increased by RMB9.6 billion.

As of 30 June 2022, the Company’s total liabilities were RMB1,129.1 billion, representing an increase of RMB154.9 billion compared with the end of last year, of which:

Current liabilities were RMB793.6 billion, representing an increase of RMB152.3 billion compared with the 2021 year-end balance, mainly because short-term debts increased by RMB124.3 billion and accounts payable and bills payable increased by RMB32.6 billion.

Non-current liabilities were RMB335.5 billion, representing an increase of RMB2.5 billion compared with the 2021 year-end balance.

As of 30 June 2022, total equity attributable to shareholders of the Company was RMB786.2 billion, representing an increase of RMB12.1 billion compared with the 2021 year-end balance.

(2)	Cash Flows
The following table sets forth the major items in the consolidated cash flow statements for the first half of 2022 and of 2021:

Unit: RMB million

Major items of cash flows	Six-month period ended 30 June		Change
	2022	2021

Net cash generated from operating activities	4,947	48,347	(43,400)
Net cash used in investing activities	(51,138)	(65,990)	14,852
Net cash generated from financing activities	75,212	8,650	66,562
Net increase/(decrease) in cash and cash equivalents	29,021	(8,993)	38,014

In the first half of 2022, net cash generated from operating activities was RMB4.9 billion, representing a decrease of RMB43.4 billion year-on-year, mainly due to net change of inventories increasing the outflow of cash by RMB31.0 billion, net change of accounts payable and other current liabilities decreasing inflow of cash by RMB22.5 billion, net change of income tax paid decreasing outflow of cash by RMB6.2 billion and share of profits from associates and joint ventures decreasing outflow of cash by RMB3.8 billion.

In the first half of 2022, the Company’s net cash used in investing activities was RMB51.1 billion, representing a decrease of cash outflow of RMB14.9 billion year-on-year, mainly due to a year-on-year decrease of cash outflow of RMB34.2 billion in time deposits with maturities over three months, an increased cash outflow of RMB7.6 billion used to pay for acquisition of subsidiaries, an increase of cash outflow RMB5.3 billion in capital expenditures and a decrease of cash inflow of RMB4.5 billion in the proceeds from sale of investments.

In the first half of 2022, the Company’s net cash generated from financing activities was RMB75.2 billion, representing an increase of cash inflow of RMB66.6 billion year-on-year, mainly due to proceeds from bank and other loans increased by RMB178.8 billion, repayments of bank and other loans increased by RMB93.3 billion and dividends distribution increased by RMB21.8 billion.

As of 30 June 2022, the Company’s cash and cash equivalents were RMB139.2 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Performance Thereof” in the “Significant Events” section of this report.

(4)	Capital Expenditure
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & Development and Environmental Expenditure
Research and Development expenditures referred to fees incurred in the period and recognised as expenses. In the first half of 2022, the Company’s research and development expenditure amounted to RMB9.48 billion, of which expenditure was RMB6.31 billion and capitalised expenditure was RMB3.17 billion.

Environmental expenditures refer to the routine pollutant cleaning fees paid by the Company, excluding capitalised cost of pollutant treatment facilities. In the first half of 2022, the environmental expenditures amounted to RMB4.355 billion.

(6)	Measurement of Fair Values of Derivatives and Relevant System
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure. The following table sets forth items relevant to measurement of fair values.

Items relevant to measurement of fair values          Unit: RMB million

Items	Beginning of the reporting period	End of the reporting period	Profits and losses from variation of fair values in the current reporting period	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current reporting period	Funding source

Financial assets held for trading	−	1,012	9	−	−	Self-owned fund
Structured deposit	−	1,009	9	−	−	Self-owned fund
Fund	−	3	−	−	−	Self-owned fund
Derivative financial instruments	1,350	1,038	(19,312)	−	−
Cash flow hedges	15,148	25,023	(16)	2,330	−
Receivables financing	5,939	5,889	−	−	−
Other equity instrument investments	767	771	−	(14)	−
Total	23,204	33,733	(19,319)	2,316	−

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER CASs
The major differences between the Company’s financial statements prepared under CASs and IFRS are set out in Section C of the financial statements of the Company on page 143 of this report.

(1)	Under CASs, the operating income and operating profit or loss by reportable segments were as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Operating income
Exploration and Production Segment	158,168	109,526
Refining Segment	775,636	625,865
Marketing and Distribution Segment	791,993	635,170
Chemicals Segment	278,210	232,643
Corporate and Others	912,272	614,339
Elimination of inter-segment sales	(1,304,153)	(956,770)
Consolidated operating income	1,612,126	1,260,773
Operating profit/(loss)
Exploration and Production Segment	25,358	5,218
Refining Segment	28,751	39,177
Marketing and Distribution Segment	17,964	16,583
Chemicals Segment	120	12,845
Corporate and Others	18,164	1,646
Elimination	(11,210)	(12,860)
Financial expenses, losses/gains from changes in fair value, investment income and disposal income	(17,067)	385
Other income	2,121	1,244
Consolidated operating profit	64,201	64,238
Net profit attributable to equity shareholders of the Company	43,530	39,426

Operating profit: In the first half of 2022, the operating profit of the Company was RMB64.2 billion, representing a decrease of 0.1% year-on-year.

Net profit: In the first half of 2022, net profit attributable to the equity shareholders of the Company was RMB43.5 billion, representing an increase of 10.4% year-on-year.

(2)	Financial data prepared under CASs:

	At 30 June	At 31 December
	2022	2021	Changes
	RMB million	RMB million	RMB million

Total assets	2,059,814	1,889,255	170,559
Non-current liabilities	334,519	331,934	2,585
Shareholders’ equity	931,672	916,041	15,631

Changes analysis:

Total assets: As of 30 June 2022, the Company’s total assets were RMB2,059.8 billion, representing an increase of RMB170.6 billion compared with the 2021 year-end balance. This was mainly due to inventories increased by RMB77.6 billion, accounts receivable increased by RMB28.9 billion, cash at bank and on hand increased by RMB11.9 billion, derivative financial assets increased by RMB22.0 billion, other receivables increased by RMB9.0 billion, long-term equity investments increased by RMB10.2 billion and construction in progress increased by RMB13.1 billion.

Non-current liabilities: As of 30 June 2022, the Company’s non-current liabilities were RMB334.5 billion, representing an increase of RMB2.6 billion compared with the 2021 year-end balance.

Shareholders’ equity: As of 30 June 2022, total shareholders’ equity of the Company was RMB931.7 billion, representing an increase of RMB15.6 billion compared with the 2021 year-end balance.

(3)	The results of the principal operations by segments
Segments	Operating income (RMB million)	Operating cost (RMB million)	Gross profit margin* (%)	Increase of operating income on a year-on-year basis (%)	Increase of operating cost on a year-on-year basis (%)	Increase of gross profit margin on a year-on-year basis (percentage points)

Exploration and Production	158,168	105,879	23.9	44.4	20.6	8.4
Refining	775,636	622,979	4.6	23.9	35.1	(3.7)
Marketing and Distribution	791,993	742,258	6.1	24.7	26.8	(1.5)
Chemicals	278,210	268,075	3.0	19.6	31.5	(8.7)
Corporate and Others	912,272	884,577	3.0	48.5	46.4	1.4
Elimination of inter-segment sales	(1,304,153)	(1,292,943)	N/A	N/A	N/A	N/A
Total	1,612,126	1,330,825	9.1	27.9	33.3	(2.1)

*	Gross profit margin = (Operating income – Operating cost – taxes and surcharges)/Operating income

5.	THE CAUSE AND IMPACT OF THE CHANGE IN THE COMPANY’S ACCOUNTING POLICY, ACCOUNTING ESTIMATES AND ACCOUNTING METHODS
For details, please refer to Note 3(26) to the financial statements prepared in accordance with CASs and Note 2 to the financial statement prepared in accordance with IFRS.

CORPORATE GOVERNANCE

1.	IMPROVEMENTS IN CORPORATE GOVERNANCE
During the reporting period, Sinopec Corp. adhered to the standard operation, complied with the Articles of Association as well as domestic and applicable overseas laws and regulations on securities, and strengthened the edifice of the fundamental system of corporate governance by revising several internal rules according to the updated securities regulations. The Board fulfilled its duties, strengthened its strategic planning roles, and formulated medium-term and long-term development plans. The Company continuously promoted the execution effectiveness of internal control policy and strengthened compliance management and risk control, so as to improve enterprise management. The Party participated in the corporate governance of the Company, which promoted the effective implementation of the decisions of the Board. The Company continuously conducted the information disclosure and investor relations work with high quality, strengthened communication with stakeholders, and fulfilled the social responsibilities to contribute to economic growth and social progress by ensuring a stable supply of oil and gas and supporting the actions fighting against the pandemic, etc.

2.	GENERAL MEETINGS
During the reporting period, Sinopec Corp. convened the annual general meeting for 2021, the first A shareholders class meeting for 2022, and the first H shareholders class meeting for 2022 on 18 May 2022 in Beijing, China, strictly in compliance with the relevant laws, regulations, and the notice requirement, convening and holding procedures under the Articles of Association. The annual general meeting for 2021 approved the proposals in relation to the following matters: (i) Report of the Board of Directors for 2021; (ii) Report of the Board of Supervisors for 2021; (iii) The audited financial reports of Sinopec Corp. for the year ended 31 December 2021 prepared by KPMG Huazhen (Special General Partnership) and KPMG; (iv) The profit distribution plan of Sinopec Corp. for 2021; (v) To authorise the Board to determine the interim profit distribution plan for 2022; (vi) To re-appoint KPMG Huazhen (Special General Partnership) and KPMG as the external auditors of Sinopec Corp. for the year 2022, and to authorise the Board to determine their remunerations; (vii) To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s); (viii) To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.; (ix) To grant to the Board a mandate to buy back domestic shares and/or overseas-listed foreign shares of Sinopec Corp.; (x) Resolutions on the election of supervisors (excluding employee representative supervisors). The first A shareholders class meeting for 2022 and the first H shareholders class meeting for 2022 approved respectively the proposal on granting to the Board a mandate to buy back domestic shares and/or overseas-listed foreign shares of Sinopec Corp. For details of the meetings, please refer to the poll results announcement published on China Securities Journal, Shanghai Securities News, and Securities Times and on the websites of Shanghai Stock Exchange and Hong Kong Stock Exchange after the meetings.

3.	DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
(1)	Information on Appointment or Termination
On 18 May 2022, Mr. Jiang Zhenying resigned as Supervisor of Sinopec Corp. due to a change of working arrangement. Mr. Li Defang and Mr. Lv Dapeng resigned as Employee Representative Supervisors due to age. Mr. Guo Hongjin and Mr. Yin Zhaolin were re-designated from Non-employee Representative Supervisors to Employee Representative Supervisors. On the same day, Mr. Qiu Fasen, Mr. Lv Lianggong, Mr. Wu Bo and Mr. Zhai Yalin were elected as Supervisors of Sinopec Corp.

On 2 June 2022, Mr. Zhao Dong was appointed as the President of China Petrochemical Corporation.

On 18 July 2022, Mr. Ng, Kar Ling Johnny resigned as Independent Non-executive Director of Fangdd Network Group Ltd.

On 20 July 2022, Mr. Chen Ge resigned as Senior Vice President due to age.

(2)	Equity Interests of Directors, Supervisors, and Other Senior Management
As of 30 June 2022, Mr. Ling Yiqun, Director and Senior Vice President, held 13,000 A shares of Sinopec Corp., and Mr. Li Defang, the former Supervisor, held 40,000 A shares of Sinopec Corp. (held by his spouse).

Save as disclosed above, as of 30 June 2022, none of the Directors, Supervisors and Senior Management of Sinopec Corp. and their respective associates had any interests or short positions (including any interests or short positions that are regarded or treated as being held in accordance with the SFO) in any shares, underlying shares or debentures of Sinopec Corp. or any associated corporations (as defined in Part XV of SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (Model Code) contained in the Hong Kong Listing Rules.

As required under the related Hong Kong regulations, Sinopec Corp. has formulated the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (the Rules and the Code) to regulate securities transactions by relevant personnel. The standards of the Rules and the Code are no less strict than those set out in the Model Code. Upon the specific inquiries made by Sinopec Corp., all the directors confirmed that they had complied with the required standards in the Model Code as well as those set out in the Rules and the Code during the reporting period.

4	DIVIDEND
(1)	Dividend distribution for the year ended 31 December 2021
Upon the approval at its annual general meeting for 2021, Sinopec Corp. distributed the final cash dividend of RMB0.31 per share (tax inclusive) for 2021. The final dividend for 2021 has been distributed on or before 23 June 2022 to shareholders whose names appeared on the register of members of Sinopec Corp. on 9 June 2022. Combined with the 2021 interim cash dividend of RMB0.16 per share (tax inclusive), the total cash dividend for the whole year of 2021 amounted to RMB0.47 per share (tax inclusive).

(2)	Interim dividend distribution plan for the six months ended 30 June 2022
As approved at the 12th meeting of the eighth session of the Board, the interim dividend of RMB0.16 per share (tax inclusive) for the six months ended 30 June 2022 will be distributed based on the total number of shares as of 16 September 2022 (record date) in cash.

The 2022 interim dividend distribution plan of Sinopec Corp., having considered the interest of shareholders and development of the Company, is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on such plan. The interim dividend will be distributed on or before 29 September 2022 to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 16 September 2022. In order to be qualified for the interim dividend, holders of H shares shall lodge their share certificates and transfer documents with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, for registration, no later than 4:30 p.m. on 9 September 2022. The register of members of H shares of Sinopec Corp. will be closed from 10 September 2022 to 16 September 2022 (both days inclusive). The dividend will be denominated and declared in RMB and distributed to domestic shareholders and shareholders under Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong Dollars is based on the average benchmark exchange rate of Hong Kong Dollar against RMB as published by the People’s Bank of China one week ahead of the date of declaration of the interim dividend (1 Hong Kong dollar=RMB0.864426).

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which are not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. On such basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date. If the individual holders of H shares are residents of Hong Kong, Macau or countries which had an agreed tax rate of 10% for cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. If the individual holders of H Shares are residents of countries which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of H Shares wish to reclaim the extra amount withheld due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment pursuant to the relevant tax agreement provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of H shares of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. If the individual holders of H Shares are residents of countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreements. If the individual holders of H Shares are residents of countries which had an agreed tax rate of 20% with China, or which had not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%. Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81) and the Notice on the Tax Policies Related to the Pilot Program of the Shenzhen-Hong Kong Stock Connect (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》) (Caishui[2016] No.127): For dividend of domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect Program, the Company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The Company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves. For dividends of investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the competent tax authorities for the withholding. For investors who are tax residents of other countries which have entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

5	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME
Sinopec Corp. and its subsidiaries did not implement any share incentive scheme during the reporting period.

6	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE
During the reporting period, Sinopec Corp. complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 of the Hong Kong Listing Rules.

7	REVIEW OF THE INTERIM REPORT
The Audit Committee of the Board of Sinopec Corp. has reviewed and confirmed the Interim Report.

ENVIRONMENT AND SOCIAL RESPONSIBILITIES

1	WORK CONDUCTED IN ECOLOGICAL PROTECTION, POLLUTION PREVENTION AND ENVIRONMENTAL RESPONSIBILITIES PERFORMANCE IN THE REPORTING PERIOD
In the reporting period, the Company actively practiced the green and clean development strategy, comprehensively promoted the construction and operation of HSE system, persistently carried out Green Enterprise Action, deepened the campaign of pollution prevention, enhanced ecological environment protection of enterprises in key river basins such as the Yangtze River and Yellow River, kept environment risk from occurring, thus no substantial or sudden environmental incident happened. The COD and sulphur dioxide emissions decreased by 2.1% and 4.1% respectively, and the solid waste was 100% properly treated.

2	MEASURES TAKEN TO MITIGATE CARBON EMISSION AND ITS EFFECT IN THE REPORTING PERIOD
In the reporting period, the Company, guided by the carbon peak and carbon neutrality target, advanced the Energy Efficiency Improvement Plan in depth, actively implemented emissions reduction measures of GHG, such as CO2 and methane, and continuously promoted the clean utilisation of fossil energy, scaling up of clean energy, and low-carbon of production process. In the first half of 2022, the Company continuously promoted energy conservation and consumption reduction and GHG emissions decreased by 1.59 million tonnes of CO2 equivalent, 745 thousand tonnes of CO2 were recycled, 390 million cubic meters of methane were recovered which was equivalent to reducing 5.85 million tonnes of CO2 emissions.

3	ENVIRONMENTAL PROTECTION SOLUTIONS OF COMPANIES AND THEIR SUBSIDIARIES AS MAJOR POLLUTANT DISCHARGING COMPANIES IDENTIFIED BY ENVIRONMENTAL PROTECTION DEPARTMENTS
(1)	Pollutant discharge information
In the reporting period, certain subsidiaries of Sinopec Corp. listed as major pollutant discharge units announced by national or local ecological and environmental authorities have acquired their pollutant discharge license in accordance with the requirements of the national list of fixed pollution source emission permit classification management and disclosed environmental information as required by the relevant authorities and local government. The details of such information was published on national pollutant discharge license management information platform (http://permit.mee.gov.cn/permitExt/defaults/default-index!getInformation.action) and the local government website.

(2)	Construction and operation of pollution prevention facilities
In the reporting period, the Company built prevention and control facilities for sewage, flue gas, solid waste and noise in accordance with the requirements of the national and local pollution prevention and environmental protection standards, kept effective and stable operation of pollution prevention and control facilities.

(3)	Environmental influence evaluation for construction projects and other administrative permit for environmental protection
In the reporting period, the Company standardized environmental protection management for construction projects, enforced whole process construction and operation management, with measures of the “simultaneous three” implemented, all new projects have acquired approval for environmental evaluation from government.

(4)	Contingent scheme for sudden environmental incident
In the reporting period, the Company complied with the requirements for environmental incident contingent scheme by the State and persistently improved its contingent scheme against sudden environmental incidents of enterprises and severe pollution weather.

(5)	Scheme for environment self-monitoring
In the reporting period, the Company improved its self-monitoring scheme in accordance with the industry guideline, enforced the new requirements for sewage, flue gas and noise monitoring, and disclosed the monitor information as required.

(6)	Administrative penalties due to environmental problems in the reporting period
In the reporting period, no penalty for significant environmental protection incident was imposed on the Company. The Company and its subsidiaries’ administrative penalties have been disclosed on the website of environment departments and other related departments of local government.

(7)	Other environmental information to be disclosed
In the reporting period, for subsidiaries not listed as major pollution units, the Company has acquired related permissions from national and local government, and enforces environmental protection measures. The above mentioned subsidiaries are not obliged to disclose in accordance with the requirements of national and local ecological environment authorities.

4	EXPAND THE ACHIEVEMENTS IN POVERTY-ALLEVIATION AND RURAL REVITALIZATION
During the reporting period, the Company earnestly implemented the decisions and plans of rural revitalization of the State and coordinated to promote the support of industry, education and consumption and employment. According to the actual needs of rural revitalization, the Company persistently supported the revitalization of talents and conducted 5,037 person-times of training for village cadres, revitalization leaders and professionals. The Company constantly promoted the industry & consumption mode of support with production leading sales and sales promoting production and supported local consumption by RMB359 million in the first half of the year.

5	SUPPORT THE WINTER OLYMPIC AND PARALYMPIC GAMES BEIJING 2022
In the first half of 2022, as an official sponsor for Winter Olympic and Paralympic Games Beijing 2022, Sinopec Corp. proactively implemented its concept of clean energy, serve the Winter Olympic Games, dedicated itself to service, supply and promotion for the Olympic Games. Sinopec Corp. developed and manufactured the carbon fibre synthetic material used in the Flying Upward torch, supplied clean energy for the Games and actively promoted the construction of service stations integrated with oil, gas and hydrogen. During the period of Winter Olympic and Paralympic Games Beijing 2022, Sinopec Corp. built 4 hydrogen service stations for the Games and cumulatively served 12.6 thousand vehicles for the Winter Olympics.

SIGNIFICANT EVENTS

1.	MAJOR PROJECTS
(1)	Zhenhai Refining & Chemical expansion project (phase 2)
Zhenhai Refining & Chemical expansion project (phase 2) consists of building a 11 million tpa refinery project and a 600,000 tpa propane dehydrogenatin and downstream projects. The refinery project began construction in June 2022 and is expected to achieve mechanical completion by December of 2024. The Company’s self-owned fund accounts for 30% of the project investment, and bank loan is the main source of the remaining 70%. As of 30 June 2022, the aggregate investment was RMB3.3 billion.

(2)	Tianjin Nangang ethylene and downstream high-end new material industry cluster project
Tianjin Nangang Ethylene and downstream High-End New Material Industry Cluster Project consists of 1.2 million tpa ethylene project and downstream processing units. The project began in May 2021 and is expected to achieve mechanical completion by the end of 2023. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining funds. As of 30 June 2022, the aggregate investment was RMB6.4 billion.

(3)	Hainan Refining & Chemical 1 million tpa ethylene and refinery revamping and expansion project
Hainan Ethylene and Refining Expansion project mainly consists of 1 million tpa ethylene and auxiliary units. The project started in December 2018 and achieved the mechanical completion in June 2022. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining funds. As of 30 June 2022, the aggregate investment was RMB23.8 billion.

(4)	Jiujiang Refining & Chemical PX project
Jiujiang Refining & Chemical PX project mainly consists of aromatics extraction, xylene fractionation, disproportionation and transalkylation, adsorption separation and isomerization units. Aromatics production capacity will increase 0.89 million tons per year after the project is completed. The project started construction in May 2020 and was put into operation in June 2022. The main source of the investment funds is bank loans. As of 30 June 2022, the aggregate investment was RMB3.5 billion.

(5)	Yizheng Chemical Fiber PTA project
Yizheng Chemical Fiber 3 million tpa PTA project mainly consists of oxidation, purification units and auxiliary units. The project started in July 2021 and is expected to achieve mechanical completion in August 2023. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining funds. As of 30 June 2022, the aggregate investment was RMB1.3 billion.

(6)	Weirong shale gas project (phase 1 and phase 2)
Under the guidance of the principle of “overall deployment, stage-wise implementation and fully consideration”, the capacity construction was promoted comprehensively from August 2018. The construction of phase 1 project with a production capacity of 1 billion cubic meters per year was completed and put into operation in December 2020. The phase 2 project with a production capacity of 2 billion cubic meters per year is expected to be completed and put into operation in December 2022. The Company’s self-owned fund accounts for 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2022, the aggregate investment was RMB7.0 billion.

(7)	Tianjin LNG project (phase 2)
Tianjin LNG project (phase 2) mainly consists of a new wharf, five new 220,000-cubic-meter storage tanks etc. LNG processing capacity will reach 11 million tpa after phase 2 expansion project is completed. The project started in January 2019 and is expected to be put into operation in August 2023. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining 70%. As of 30 June 2022, the aggregate investment was RMB3.5 billion.

(8)	Longkou LNG project
Longkou LNG project mainly consists of a wharf, terminal and power plant warm drainage and water Intake. The first phase designed LNG capacity is 6 million tons per year. One LNG berth with 0.266 million cubic meter capacity will be modified and four 0.22 million cubic meter capacity storage tanks will be newly built up. The project started in November 2021 and is expected to put into operation in November 2024. The Company’s self-owned fund accounts for approximately 30% of the project investment and bank loan is the main source of the remaining funds. As of 30 June 2022, the aggregate investment was RMB2.4 billion.

2.	CORE COMPETITIVENESS ANALYSIS
The Company is a large-scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large oil and gas producer in China with the largest refining capacity in China. The Company is equipped with a well-developed refined oil products sales network, being the largest supplier of refined oil products in China. The Company ranks first in terms of ethylene production and marketing capacity and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favourable positioning with its operations located close to the consumer markets. The steady growth in the Chinese economy is helpful to the development of both refined oil business and chemical business of the Company; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals with expertise in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement are taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of the technologies taking the lead globally, the Company enjoys a strong technical strength.

The Company always attaches great importance to the fulfilment of social responsibilities and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

3.	INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE
Based on several comprehensive considerations, including the small volume of the underlying H Shares of its outstanding American depositary shares (“ADSs”) compared to the total volume of its H Shares, the limited trading volume of its ADSs relative to the worldwide trading volume of its H Shares and the considerable administrative burden of maintaining the listing of the ADSs on the New York Stock Exchange (“NYSE”), the registration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission and complying with the periodic reporting and related obligations of the U.S. Securities Exchange Act of 1934 (as amended) in the long term, Sinopec Corp. determined to apply for the voluntary delisting of its ADSs from the NYSE and notified the NYSE on 12 August 2022 (Eastern Time in the U.S.). For details, please refer to the announcements published by Sinopec Corp. on China Securities Journal, Shanghai Securities News, Securities Times, and on the website of Shanghai Stock Exchange on 13 August 2022, and on the website of Hong Kong Stock Exchange on 12 August 2022.

4.	ASSET TRANSACTIONS WITH INEOS
On 28 July 2022, the Company entered into transaction documents with certain of subsidiaries of INEOS Limited (“INEOS”) with respect to the cooperation on Shanghai SECCO Petrochemical Co., Ltd. (“Shanghai SECCO”) and other projects. Pursuant to the relevant transaction documents, the Company conditionally agreed to sell, and INEOS Investment (Shanghai) Company Limited conditionally agreed to purchase, 50% equity interest in Shanghai SECCO; Sinopec Corp. agreed to purchase, and INEOS Styrolution APAC Pte Limited agreed to sell, 50% equity interest in INEOS Styrolution Advanced Materials (Ningbo) Pte Ltd (“Ningbo Styrolution”) and Sinopec Corp. agreed to provide corresponding shareholders’ loans to Ningbo Styrolution; Sinopec Corp. and INEOS Tianjin Holdings Limited also agreed to form the INEOS Sinopec HDPE (Tianjin) Limited (tentative name) as a joint venture on a 50:50 basis, for the construction of a 500,000 tonnes/year High Density Polyethylene (HDPE) project in Tianjin.

For details and definitions, please refer to the announcements published by Sinopec Corp. on China Securities Journal, Shanghai Securities News, Securities Times, and on the website of Shanghai Stock Exchange on 29 July 2022, and on the website of Hong Kong Stock Exchange on 28 July 2022.

5.	ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE REPORTING PERIOD
Sinopec Corp. and China Petrochemical Corporation entered into a number of continuing connected transactions agreements, including the mutual supply agreement, the land use rights leasing agreement, the properties leasing agreement, the intellectual property license agreement and safety production insurance fund document.

In the reporting period, purchases expenses of the actual continuing connected transactions of the Company were RMB112.784 billion, representing 7.05% of the total amount of this type of transactions for the reporting period, including purchases of products and services (procurement, storage, transportation, exploration and production services, and production-related services) of RMB106.529 billion, payment of property rent of RMB470 million (the annual value of right-of-use assets relating to property lease of RMB2,570 million), payment of land rent of RMB5.568 billion (annual value of right-of-use assets relating to land lease of RMB30.468 billion), and interest expenses of RMB217 million. The sales income from continuing connected transactions amounted to RMB69.714 billion, representing 4.16% of the total amount of this type of transactions for the reporting period, including sales of products of RMB69.290 billion, agency commission income of RMB40 million, and interest income of RMB384 million. In addition, entrusted loan provided by the Company to the connected subsidiaries was RMB850 million. For definitions, please refer to the announcements published by Sinopec Corp. on China Securities Journal, Shanghai Securities News, Securities Times and on the website of Shanghai Stock Exchange on 30 August 2021 and on the website of Hong Kong Stock Exchange on 29 August 2021 and 3 September 2021.

The amounts of continuing connected transactions between the Company and Sinopec Group did not exceed the relevant caps for the continuing connected transactions as approved by the general meeting of shareholders and the Board.

6.	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million
		Funds to related parties			Funds from related parties
Related parties	Relations	Balance at the beginning of the reporting period	Amount incurred	Balance at the end of the reporting period	Balance at the beginning of the reporting period	Amount incurred	Balance at the end of the reporting period

Sinopec Group	Parent company and affiliated companies	9,797	2,007	11,804	30,682	1,823	32,505
Other related parties	Associates and joint ventures	7,143	289	7,432	3,593	1,086	4,679
Total		16,940	2,296	19,236	34,275	2,909	37,184
Reason for provision of funds between related parties		Loans and other accounts receivable and payable
Impacts of the provision of funds on the Company		No material negative impact

Note: Affiliated companies include subsidiaries, associates and joint ventures.

7.	ACTUAL DAILY RELATED TRANSACTIONS ENTERED INTO BY THE COMPANY AND CHINA OIL & GAS PIPELINE NETWORK CORPORATION (PIPECHINA) DURING THE REPORTING PERIOD
On 27 January 2022, the Board of Sinopec Corp. approved the daily related transaction cap in relation to refined oil pipeline transportation services between Sinopec Marketing Company Limited and China Oil & Gas Pipeline Network Corporation for the period from 1 January 2022 to 31 December 2022. The actual executed amount of the daily related transaction of the Company and PipeChina regarding refined oil pipeline transportation services from 1 January 2022 to 30 June 2022 was RMB2.48 billion.

8.	SIGNIFICANT LITIGATION, ARBITRATION RELATING TO THE COMPANY
No significant litigation or arbitration relating to the Company occurred during the reporting period.

9.	CREDIBILITY OF THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any unperformed court’s effective judgments which should be performed or any large amount of debt which should be repaid.

10.	MATERIAL CONTRACTS AND PERFORMANCE THEREOF
During the reporting period, the Company did not enter into any undisclosed material contracts which should have been disclosed.

11.	SIGNIFICANT EQUITY INVESTMENT
In the reporting period, no significant equity investment occurred by the Company.

12.	SIGNIFICANT SALE OF ASSETS OR EQUITY
In the reporting period, no significant sale of assets or equity occurred by the Company.

13.	BUSINESS WITH SINOPEC FINANCE CO. AND CENTURY BRIGHT
(1)	DEPOSIT BUSINESS
Unit: RMB Million
Related party	Related party relationship	Daily cap	Interest rate range	Amount incurred
				Balance at the beginning of the reporting period	Total deposit	Total withdrawn	Balance at the end of the reporting period

Sinopec Finance Co.	Sinopec Group 51%; Sinopec Corp.49%	RMB80 billion by Sinopec Finance Co. and Century Bright	current：0.35% – 1.725%; time deposit: 1.62% – 7.4%	15,708	5,649	5,260	22,455
Century Bright	Sinopec Group 100%		current：0% – 0.25%; time deposit: 0.10% – 3.23%	45,974	85,145	54,746	56,637

Note 1:
In general, the deposit interest rate offered by Sinopec Finance Co. and Century Bright to Sinopec Corp. is no lower than those of similar nature available from major commercial banks for the same period.

Note 2:	The amount incurred in the reporting period is in the calibre of time deposits.

(2)	LOAN BUSINESS
Unit: RMB Million
Related party	Related party relationship	Daily cap	Interest rate range	Amount incurred
				Balance at the beginning of the reporting period	Total loan	Total withdrawn	Balance at the end of the reporting period

Century Bright	Sinopec Group 100%	112,674	1% – 4.05%	3,199	93,646	93,996	2,849
Sinopec Finance Co.	Sinopec Group 51%; Sinopec Corp. 49%	15,558	1.08% – 5.23%	13,364	27,527	25,391	15,500

Note:
In general, the loan interest rate offered by Sinopec Finance Co. and Century Bright to Sinopec Corp. is no higher than those of similar nature available from major commercial banks for the same period.

(3)	CREDIT BUSINESS AND OTHER FINANCE BUSINESS
Unit: RMB Million
Related party	Related party relationship	Business nature	Total amount	Amount incurred

Sinopec Finance	Sinopec Group 51%;	Acceptance bill	5,685	13,429
	Sinopec Corp. 49%	Discounted bill	╱	14,480

Note:	The amount incurred is that of the newly-issued bill in the reporting period.

14.	MATERIAL GUARANTEE CONTRACTS AND PERFORMANCE THEREOF
Unit: RMB million
Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount*[1]	Transaction date (date of signing)	Period of guarantee	Type	Principal debt condition	guaranty	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter-guaranteed	Whether guaranteed for connected parties*[2]

Sinopec Corp.	The listed company itself	Zhongtian Hechuang Energy Co., Ltd.	4,394	May-2016	May 2016-December 2023 (the maturity date is estimated)	Joint and several liability guarantee	Due performance	−	No	No	−	No	No
Sinopec Corp.	The listed company itself	Zhong An United Coal Chemical Co., Ltd.	5,467	April-2018	April 2018-December 2031	Joint and several liability guarantee	Due performance	−	No	No	−	No	No
Sinopec Corp.	The listed company itself	Amur Gas Chemical Complex Limited Liability Company	3,538*[3]	December-2021	December 2021-December 2035 (the maturity date is estimated)	Joint and several liability guarantee*[5]	Due performance	−	No	No	−	No	No
Sinopec Corp.	The listed company itself	Amur Gas Chemical Complex Limited Liability Company	20	January-2021	January 2021-June 2026 (the maturity date is estimated)	Joint and several liability guarantee	Due performance	−	No	No	−	No	No
Total amount of guarantees provided during the reporting period*[4]													0
Total amount of guarantees outstanding at the end of reporting period*[4] (A)													13,419
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period													0
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)													11,745
Total amount of guarantees provided by the Company (including those provided for controlled subsidiaries)
Total amount of guarantees (A+B)													25,164
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets (%)													2.7
Among which:
Guarantees provided for shareholder, de facto controller and its related parties (C)													0
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)													9,026
The amount of guarantees in excess of 50% of the net assets (E)													0
Total amount of the above three guarantee items (C+D+E)													9,026
Statement of guarantee undue that might be involved in any joint and several liabilities													None
Statement of guarantee status													None

*1:	Guarantee amount refers to the actual amount of guarantee liability that the Company may undertake during the reporting period within the approved guarantee limit.

*2:	As defined in the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

*3:	Excluding the interest corresponding to the loan principal agreed in the guarantee contract, export credit premium and other expenses.

*4:
The amount of guarantees provided during the reporting period and the outstanding balance of guarantees amount at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived from multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shareholding of Sinopec Corp. in such subsidiaries.

*5:
In addition to the credit guarantee, Sinopec Corp. subsidiary SOIHL HONG KONG HOLDING LIMITED pledged its 40% equity interest in Amur Gas Chemical Complex Limited Liability Company as a supplementary guarantee.

For specific details of the guarantees provided by Sinopec Corp. for Zhongtian Hechuang Energy Co., Ltd., Zhong An United Coal Chemical Co., Ltd. and Amur Gas Chemical Complex Limited Liability Company in the above table, please refer to the Company’s announcements dated 29 December 2015, 26 March 2018, 16 April 2020, 26 January 2021, 16 December 2021 disclosed on the website of the Shanghai Stock Exchange and the circulars dated 7 January 2016, 23 March 2018 and an announcement dated 15 December 2021 disclosed on the website of the Stock Exchange of Hong Kong.

15.	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not

Undertakings related to Initial Public Offerings (IPOs)	IPOs	China Petrochemical Corporation
1          Compliance with the connected transaction agreements;
2          Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3          Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
4          Granting licenses for intellectual property rights;
5          Avoiding competition within the same industry;
6          Abandonment of business competition and conflicts of interest with Sinopec Corp.
				From 22 June 2001	No	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) within ten years from the issuance date of this undertaking, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

As of the date of this report, Sinopec Corp. had no undertakings in respect of financial performance, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

16.	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

17.	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed securities of Sinopec Corp.

18.	INFORMATION ON MAJOR SUBSIDIARIES OR THE ASSOCIATES OR JOINT VENTURES
During the reporting period, the net profit from the subsidiary or investment income from the associate or joint venture accounts for more than 10% of the Company’s net profit:

Unit: RMB million
Company name	Registered capital	Percentage of shares held by Sinopec Corp. (%)	Total assets	Net Assets	Net Profit	Operating Income	Operating Profit	Primary Activities
Sinopec Marketing Co., Ltd.	28,403	70.42	508,873	246,544	12,771	790,246	17,245	Sales of refined oil products

19.	RISK FACTORS
In the course of its production and operations, Sinopec Corp. will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. China achieved remarkable results in pandemic prevention and control, and its economy continued to grow. The inflationary pressure and uncertainty of the world economy have increased. The development of economy is increasingly constrained by climate change and environmental issues. The Company’s business could also be adversely affected by other factors such as the impact on export due to carbon tariff and trade protectionism from certain countries, and negative impact on the investment return on domestic and overseas upstream projects and investment in refining and chemical storage projects which results from the uncertainty of geopolitics, international crude oil price and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, industrial policies, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to a certain extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalizing the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing exploration and mining permits in relation to crude oil and natural gas, issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other oil products, the imposition of the special oil income levy; the formulation of refined oil import and export quotas and procedures; the formulation of safety, quality and environmental protection standards and the formulation of energy conservation policies; and the imposition of constraints on projects of high energy consumption and high contamination; in addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses and the right of tenure and the possible strengthened control of export quota of refined oil; deepening the reform and improvement in pricing mechanism of natural gas, cost supervision of gas pipeline and access to third party and accelerating the establishment of a uniform gas energy metering and pricing system; cancellation of qualification approval of the wholesale and storage of refined oil business, decentralisation of retail business authorisation of refined oil products to regional and city level government, further improvement in pricing mechanism of refined oil products, gas stations investment being fully opened to foreign investment; reforming in resource tax and environmental tax; and the introduction of measures for energy conservation and carbon reduction in key areas to strictly restrict energy efficiency; and the introduction of transforming policy from “double control” of energy consumption to “double control” of carbon emissions and intensity, etc. Such changes might have certain effects on the industry development and market environment and the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases, solids and noise. The Company has built up the pollution prevention and risk control facilities to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline over time which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the continues spread of COVID-19 pandemic, mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fluctuate sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible countermeasures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the high risks of inflammation, explosion, toxicity, harm and environmental pollution and is vulnerable to extreme natural disasters. Such contingencies may cause serious impacts to the society, major financial losses to the Company and grievous injuries to people. The Company has always been laying great emphasis on the safety production, and has implemented a strict HSSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company has adopted a prudent investment strategy, refined the investment management rules, developed negative investment lists, and conducted rigorous feasibility study and risk evaluation on investment projects, which consists of special verifications in raw material market, technical scheme, profitability, safety and environmental protection, legal compliance, etc., certain investment risks will still exist and expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicated factors such as changes in international geopolitics, persistence of COVID-19, uncertainty of economic recovery, imbalance of global economy, competitiveness of industry and trade structure, exclusiveness of regional trading blocs, polarisation of benefits distribution in trade, and politicisation of economic and trade issues, including sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, tax dispute, the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, the realized price of crude oil is based on international crude oil price. Despite the fact that, the price of the domestic refined oil products will change as the exchange rate of the Renminbi changes according to the pricing mechanism for the domestic refined oil products, and the price of other domestic petrochemical products will also be influenced by the price of the imported products, which to a large extent, smooths the impact of the Renminbi exchange rate on the processing and sales of the Company’s crude oil refined products. However, the fluctuation of the Renminbi exchange rate will still have an effect on the income of the upstream sector.

Cyber-security risks: The Company has a well-established network safety system. We establish an emergency response mechanism in relation to network security operation and information system, build an information platform of network security risk management and control, continuously operated by a professional network security team, and devote significant resources to protecting our digital infrastructure and data against cyber-attacks. However, the coverage and effectiveness of these cyber security tools should be constantly monitored, and in the event of insufficient coverage and reduced effectiveness, we could be adversely affected by, among other things, disruptions to our business operations, and loss of proprietary information, thus causing harm to our personnel, property, environment and reputation. As cyber-security attacks continue to evolve, we may be required to expend additional resources, in particular, to increase investment in security for new technologies and issues such as data security, business security, cloud computing and the internet of things devices, to enhance our protective measures against cyber-security breaches.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL
During the reporting period, there was no change in the number and nature of issued shares of Sinopec Corp.

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As at 30 June 2022, there were a total of 524,909 shareholders of Sinopec Corp., of which 519,348 were holders of A shares and 5,561 were holders of H shares. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules.

(1)	Top ten shareholders as of 30 June 2022
Unit: share
Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	Number of shares subject to pledges or lock up

China Petrochemical Corporation	State-owned share	68.31	82,709,227,393	0	0
HKSCC (Nominees) Limited[2]	H share	20.96	25,375,624,441	(10,582,718)	unknown
中國證券金融股份有限公司	A share	1.92	2,325,374,407	0	0
香港中央結算有限公司	A share	0.99	1,201,021,890	146,068,069	0
中央匯金資產管理有限責任公司	A share	0.26	315,223,600	0	0
中國人壽保險股份有限公司－傳統 － 普通保險產品－005L－CT001滬	A share	0.22	268,492,268	(565,668,163)	0
國信證券股份有限公司	A share	0.19	235,021,624	32,658,039	0
招商銀行股份有限公司－上證紅利交易型開放式指數證券投資基金	A share	0.08	95,509,106	10,106,840	0
中國工商銀行－上證50交易 型開放式指數證券投資基金	A share	0.08	91,348,276	(22,088,000)	0
全國社保基金一一八組合	A share	0.07	83,162,900	62,984,800	0

Note 1:	As compared with the number of shares as at 31 December 2021.

Note 2:
Century Bright, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 767,916,000 H shares, accounting for 0.6343% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the holders of H shares in accordance with the Securities and Futures Ordinance (SFO) as of 30 June 2022

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H share) (%)

BlackRock, Inc.	Interests of corporation controlled by the substantial shareholder	1,546,222,314(L)	6.06(L)
Citigroup Inc.	Interests of corporation controlled by	96,213,825(L)	0.37(L)
	the substantial shareholder	96,761,047(S)	0.37(S)
	Approved lending agent	1,404,385,633(L)	5.50(L)

Note: (L) Long position, (S) Short position

3	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

BOND GENERAL INFORMATION

1.	NON-FINANCIAL ENTERPRISE DEBT FINANCING INSTRUMENTS IN INTER-BANK BOND MARKET

Bond name	The first medium-term notes in 2020	The second medium-term notes in 2020	The third medium-term notes in 2020	The first medium-term notes in 2021	The second medium-term notes in 2021	The third medium-term notes in 2021	The first green medium-term notes in 2021	The fourth to the twentieth super short-term commercial papers in 2022

Abbreviation	20中石化MTN001	20中石化MTN002	20中石化MTN003	21中石化MTN001	21中石化MTN002	21中石化MTN003	21中石化GN001	22中石化SCP004-020
Code	102000568	102000569	102001109	102101386	102101480	102101489	132100172	12280357
								12280585
								12280586
								12281441
								12281436
								12281433
								12281834
								12281836
								12281829
								12281835
								12281837
								12282026
								12282033
								12282031
								12282038
								12282024
								12282034
Issuance date	2020/3/31	2020/3/31	2020/5/27	2021/7/23	2021/8/5	2021/8/5	2021/12/27	2022/1/20
								2022/2/17
								2022/5/17
								2022/6/7
								For details, please refer to the issuance
								announcement
Interest commencement date	2020/4/1	2020/4/1	2020/5/28	2021/7/27	2021/8/6	2021/8/9	2021/12/28	2022/2/18
								2022/5/18
								2022/6/8
								For details, please refer to the issuance
								announcement
Maturity date	2023/4/1	2023/4/1	2023/5/28	2026/7/27	2024/8/6	2023/8/9	2024/12/28	2022/10/18
								2022/11/15
								2022/12/14
								2022/12/22
								2022/9/6
								2022/11/16
								For details, please refer to the issuance
								announcement
Amount issued (RMB billion)	5	5	10	5	2	2	2.55	Total 70.5
								For details of offering size of each issue, please refer to the issuance
								announcement
Outstanding balance (RMB billion)	5	5	10	5	2	2	2.55	Total 70.5
								For details, please refer to the issuance
								announcement
Interest rate (%)	2.7	2.7	2.2	3.2	2.95	2.8	2.5	1.7 – 2.23
								For details, please refer to the issuance
								announcement

Bond name	The first medium-term notes in 2020	The second medium-term notes in 2020	The third medium-term notes in 2020	The first medium-term notes in 2021	The second medium-term notes in 2021	The third medium-term notes in 2021	The first green \medium-term notes in 2021	The fourth to the twentieth super short-term commercial papers in 2022

Principal and interest repayment	Interest shall be paid once a year. The principal shall be paid at maturity with last instalment of interest.							The principal shall be paid at maturity with interest.
Investor qualification arrangement	Nationwide inter-bank bond market institutional investors
Applicable trading mechanism	Circulated and transferred in nationwide inter-bank bond market
Risk of suspension for listed trading (if any), and countermeasures	Not applicable
Trading market	Nationwide inter-bank bond market
Use of proceeds	Proceeds from the above-mentioned corporate bonds have been used for their designated purpose as disclosed in the corporate bond prospectus. All the proceeds have been completely used.
Credit rating	During the reporting period, United Credit Ratings Co., Ltd. issued the continuing credit rating report on 23 May. The long-term credit rating of Sinopec Corp. remained AAA with stable outlook.
Special terms for Issuer or investor option or investor protection, whether triggered or executed	Not applicable
Guarantee, repayment scheme and other related events during the reporting period	No guarantee. Interest was paid as usual during the reporting period without triggering any guarantee.
Convening of corporate bond holders’ meeting	Not applicable
Performance of corporate bonds trustee	Corporate bonds trustee has performed its duties in accordance with regulatory requirements

Note:
As of the date of the report, the Company issued seventeen super short-term commercial papers which will reach maturity date within 2022, Please refer to the relevant prospectus, issuance announcements and other documents published on the website of China Money Network (www.chinamoney.com.cn) for details such as issuance date, maturity date, amount issued and interest rate.

Principal accounting data and financial indicators at the end of reporting period

Principal data	At the end of the reporting period	At the end of last year	Change	Reason for change

Current ratio	0.89	0.87	0.02	Because the increase of current assets is higher than that of current liabilities
Quick ratio	0.53	0.55	(0.02)	Because the increase of current assets (excluding inventory) is lower than that of current liabilities
Liability-to-asset ratio	54.77%	51.51%	3.26 percentage points	Because the increase of liabilities is higher than that of assets
Loan repayment rate	100%	100%	−

	The reporting period for 2022 (January-June)	The reporting period for 2021 (January-June)	Change	Reason for change

Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses (RMB Million)	42,960	38,420	4,540	Due to increase of net profit
Net profit excluding extraordinary gains and losses (RMB Million)	48,780	47,618	1,162	Due to increase of net profit
EBITDA-to-total debt ratio	0.56	0.78	(0.22)	Because the increase of EBITDA is lower than that of total debt
EBITDA-to-interest coverage ratio	14.47	16.24	(1.77)	Due to increase of interest expense
Interest coverage ratio	8.80	9.73	(0.93)	Due to increase of interest expense
Cash interest coverage ratio	5.84	29.61	(23.77)	Due to significant decrease of net cash generated from operating activities
Interest payment rate	100%	100%	−

Note: Liability-to-asset ratio = total liability/total assets

During the reporting period, the Company paid in full the interest accrued for all bonds and debt financing instruments. As at 30 June 2022, the standby credit line provided by several domestic financial institutions to the Company was RMB453.6 billion in total, facilitating the Company to get such amount of unsecured loans. The Company has fulfilled all the relevant undertakings in the offering circular of corporate bonds and had no significant matters which could affect the Company’s operation and solvency.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly-owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by the Company with four different maturities, namely 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totalled USD750 million, with an annual interest rate of 1.250% and had been repaid and delisted; the 5-year notes principal totalled USD1.0 billion, with an annual interest rate of 1.875% and had been repaid and delisted; the 10-year notes principal totalled USD1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totalled USD500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was made on 24 October 2013. During the reporting period, the Company has paid in full the current-period interests of all notes with maturity of 10 years and 30 years.

AUDITOR’S REPORT

To the Shareholders of China Petroleum & Chemical Corporation,

We have reviewed the accompanying interim financial statements of China Petroleum & Chemical Corporation (“Sinopec Corp.”), which comprise the consolidated and company balance sheets as of 30 June 2022, and the consolidated and company income statements, the consolidated and company cash flow statements and the consolidated and company statements of changes in shareholders’ equity for the period from 1 January 2022 to 30 June 2022, and the notes to the financial statements. Management of Sinopec Corp. is responsible for the preparation of these financial statements. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with China Standard on Review No. 2101—Engagements to Review Financial Statements. This standard requires that we plan and perform the review to obtain limited assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements of Sinopec Corp. are not prepared in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”), and do not present fairly, in all material respects, the consolidated and the company’s financial position of Sinopec Corp. as at 30 June 2022, and the consolidated and the company’s financial performance and cash flows for the period from 1 January 2022 to 30 June 2022.

KPMG Huazhen LLP	Certified Public Accountants
Registered in the People’s Republic of China

Yang Jie (Engagement Partner)

Beijing, China	He Shu

26 August 2022

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES
UNAUDITED CONSOLIDATED BALANCE SHEET
As at 30 June 2022

	Note	At 30 June	At 31 December
		2022	2021
		RMB million	RMB million

Assets
Current assets
Cash at bank and on hand	5	233,937	221,989
Financial assets held for trading	6	1,012	–
Derivative financial assets	7	40,389	18,371
Accounts receivable	8	63,717	34,861
Receivables financing	9	5,889	5,939
Prepayments	10	13,011	9,267
Other receivables	11	44,646	35,664
Inventories	12	285,032	207,433
Other current assets		18,800	24,500
Total current assets		706,433	558,024
Non-current assets
Long-term equity investments	13	219,347	209,179
Other equity instrument investments		771	767
Fixed assets	14	599,316	598,932
Construction in progress	15	169,056	155,939
Right-of-use assets	16	182,933	184,974
Intangible assets	17	119,378	119,210
Goodwill	18	8,727	8,594
Long-term deferred expenses	19	10,658	10,007
Deferred tax assets	20	20,179	19,389
Other non-current assets	21	23,016	24,240
Total non-current assets		1,353,381	1,331,231

Total assets		2,059,814	1,889,255
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	23	43,169	27,366
Derivative financial liabilities	7	15,367	3,223
Bills payable	24	11,347	11,721
Accounts payable	25	236,871	203,919
Contract liabilities	26	124,411	124,622
Employee benefits payable	27	23,000	14,048
Taxes payable	28	36,566	81,267
Other payables	29	122,481	114,701
Non-current liabilities due within one year	30	66,409	28,651
Other current liabilities	31	114,002	31,762
Total current liabilities		793,623	641,280
Non-current liabilities
Long-term loans	32	77,556	49,341
Debentures payable	33	14,868	42,649
Lease liabilities	34	168,646	170,233
Provisions	35	44,443	43,525
Deferred tax liabilities	20	8,860	7,910
Other non-current liabilities	36	20,146	18,276
Total non-current liabilities		334,519	331,934

Total liabilities		1,128,142	973,214
Shareholders’ equity
Share capital	37	121,071	121,071
Capital reserve	38	118,089	120,188
Other comprehensive income	39	6,557	(690)
Specific reserve		3,566	2,664
Surplus reserves	40	213,224	213,224
Undistributed profits		324,627	318,645
Total equity attributable to shareholders of the Company		787,134	775,102
Minority interests		144,538	140,939
Total shareholders’ equity		931,672	916,041

Total liabilities and shareholders’ equity		2,059,814	1,889,255

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED BALANCE SHEET
As at 30 June 2022

	Note	At 30 June	At 31 December
		2022	2021
		RMB million	RMB million

Assets
Current assets
Cash at bank and on hand		129,589	110,691
Financial assets held for trading		3	–
Derivative financial assets		13,377	4,503
Accounts receivable	8	36,279	21,146
Receivables financing		1,528	227
Prepayments	10	4,491	4,540
Other receivables	11	43,176	46,929
Inventories		81,515	63,661
Other current assets		16,961	23,408
Total current assets		326,919	275,105
Non-current assets
Long-term equity investments	13	365,927	360,847
Other equity instrument investments		201	201
Fixed assets	14	278,961	284,622
Construction in progress	15	75,398	66,146
Right-of-use assets		16	99,096
Intangible assets		9,011	9,334
Long-term deferred expenses		2,559	2,875
Deferred tax assets		9,164	8,715
Other non-current assets		38,709	34,227

Total non-current assets		879,026	872,679
Total assets		1,205,945	1,147,784
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		21,230	16,550
Derivative financial liabilities		6,601	1,121
Bills payable		4,371	6,058
Accounts payable		97,340	85,307
Contract liabilities		7,663	7,505
Employee benefits payable		15,376	8,398
Taxes payable		22,086	46,333
Other payables		188,266	211,179
Non-current liabilities due within one year		39,710	16,737
Other current liabilities		87,461	13,702
Total current liabilities		490,104	412,890
Non-current liabilities
Long-term loans		51,859	34,258
Debentures payable		11,536	31,522
Lease liabilities		98,292	104,426
Provisions		35,851	35,271
Other non-current liabilities		2,850	3,103

Total non-current liabilities		200,388	208,580
Total liabilities		690,492	621,470
Shareholders’ equity
Share capital		121,071	121,071
Capital reserve		66,455	67,897
Other comprehensive income		6,269	6,024
Specific reserve		2,034	1,658
Surplus reserves		213,224	213,224
Undistributed profits		106,400	116,440
Total shareholders’ equity		515,453	526,314

Total liabilities and shareholders’ equity		1,205,945	1,147,784

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2022

	Note	Six-month period ended 30 June
		2022	2021
		RMB million	RMB million

Operating income	41	1,612,126	1,260,773
Less: Operating costs	41	1,330,825	998,286
Taxes and surcharges	42	134,409	120,900
Selling and distribution expenses	45	28,130	31,731
General and administrative expenses	46	26,183	36,170
Research and development expenses	47	6,310	5,360
Financial expenses	43	5,337	4,902
Including: Interest expenses		8,124	7,660
Interest income		3,012	2,663
Exploration expenses, including dry holes	48	5,738	4,846
Add: Other income	49	2,121	1,244
Investment (loss)/income	50	(10,307)	4,890
Including: Income from investment in associates and joint ventures		7,327	11,133
(losses)/gains from changes in fair value	51	(1,558)	116
Credit impairment reversals		72	55
Impairment losses	52	(1,456)	(926)
Asset disposal gains		135	281
Operating profit		64,201	64,238
Add: Non-operating income	53	855	696
Less: Non-operating expenses	54	1,079	1,081
Profit before taxation		63,977	63,853
Less: Income tax expense	55	14,461	15,052
Net profit		49,516	48,801
Including: net profit of acquiree before business combination under common control		–	273
Classification by going concern:
Continuous operating net profit		49,516	48,801
Termination of net profit		–	–
Classification by ownership:
Equity shareholders of the Company		43,530	39,426
Minority interests		5,986	9,375
Basic earnings per share	66	0.360	0.326
Diluted earnings per share	66	0.360	0.326
Other comprehensive income	39
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		(17)	8
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		3,397	121
Cost of hedging reserve		(844)	(40)
Cash flow hedges		10,258	8,640
Foreign currency translation differences		3,913	(621)
Total other comprehensive income		16,707	8,108

Total comprehensive income		66,223	56,909
Attributable to:
Equity shareholders of the Company		59,563	47,410
Minority interests		6,660	9,499

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED INCOME STATEMENT
For the six-month period ended 30 June 2022

	Note	Six-month period ended 30 June
		2022	2021
		RMB million	RMB million

Operating income	41	650,430	469,122
Less: Operating costs	41	521,323	363,427
Taxes and surcharges		86,457	72,725
Selling and distribution expenses		1,215	1,866
General and administrative expenses		11,665	16,386
Research and development expenses		5,843	4,962
Financial expenses		4,995	5,382
Including: Interest expenses		6,793	4,193
Interest income		1,736	1,160
Exploration expenses, including dry holes		4,794	4,182
Add: Other income		1,445	743
Investment income	50	17,300	10,602
Including: Income from investment in associates and joint ventures		3,014	4,366
Gains from changes in fair value		241	232
Credit impairment (losses)/reversals		(1)	2
Impairment losses		(736)	(753)
Asset disposal gains/(losses)		121	(3)
Operating profit		32,508	11,015
Add: Non-operating income		181	203
Less: Non-operating expenses		671	519
Profit before taxation		32,018	10,699
Less: Income tax expense		4,515	2,813
Net profit		27,503	7,886
Classification by going concern:
Continuous operating net profit		27,503	7,886
Termination of net profit		–	–
Other comprehensive income
Items that may not be reclassified subsequently to profit or loss
Changes in fair value of other equity instrument investments		(5)	–
Items that may be reclassified subsequently to profit or loss
Other comprehensive income that can be converted into profit or loss under the equity method		139	18
Cash flow hedges		4,622	5,936
Total other comprehensive income		4,756	5,954

Total comprehensive income		32,259	13,840

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT
For the six-month period ended 30 June 2022

	Note	Six-month period ended 30 June
		2022	2021
		RMB million	RMB million

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		1,704,813	1,310,197
Refund of taxes and levies		3,442	788
Other cash received relating to operating activities		128,034	65,782
Sub-total of cash inflows		1,836,289	1,376,767
Cash paid for goods and services		(1,420,335)	(1,030,400)
Cash paid to and for employees		(40,058)	(37,297)
Payments of taxes and levies		(211,115)	(196,023)
Other cash paid relating to operating activities		(159,834)	(64,700)
Sub-total of cash outflows		(1,831,342)	(1,328,420)

Net cash flow from operating activities	57(a)	4,947	48,347
Cash flows from investing activities:
Cash received from disposal of investments		442	3,341
Cash received from returns on investments		4,345	3,316
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		107	502
Net cash received from disposal of subsidiaries and other business entities	57(d)	1	4,296
Other cash received relating to investing activities		37,189	21,019
Sub-total of cash inflows		42,084	32,474
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(63,023)	(56,222)
Cash paid for acquisition of investments		(6,027)	(9,226)
Net cash paid for the acquisition of subsidiaries and other business entities		(7,628)	–
Other cash paid relating to investing activities		(16,544)	(33,016)
Sub-total of cash outflows		(93,222)	(98,464)

Net cash flow from investing activities		(51,138)	(65,990)
Cash flows from financing activities:
Cash received from capital contributions		987	302
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		987	302
Cash received from borrowings		348,900	170,144
Other cash received relating to financing activities		32	78
Sub-total of cash inflows		349,919	170,524
Cash repayments of borrowings		(224,161)	(130,857)
Cash paid for dividends, profits distribution or interest		(41,606)	(19,559)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(1,088)	(1,581)
Other cash paid relating to financing activities	57(e)	(8,940)	(11,458)
Sub-total of cash outflows		(274,707)	(161,874)

Net cash flow from financing activities		75,212	8,650
Effects of changes in foreign exchange rate		1,567	(452)

Net increase/(decrease) in cash and cash equivalents	57(b)	30,588	(9,445)
Add: Cash and cash equivalents at the beginning of the year		108,590	87,559
Cash and cash equivalents at the end of the period	57(c)	139,178	78,114

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CASH FLOW STATEMENT
For the six-month period ended 30 June 2022

	Note	Six-month period ended 30 June
		2022	2021
		RMB million	RMB million

Cash flows from operating activities:
Cash received from sale of goods and rendering of services		719,791	512,907
Refund of taxes and levies		2,374	492
Other cash received relating to operating activities		9,561	6,052
Sub-total of cash inflows		731,726	519,451
Cash paid for goods and services		(541,234)	(369,090)
Cash paid to and for employees		(20,623)	(19,181)
Payments of taxes and levies		(122,524)	(110,031)
Other cash paid relating to operating activities		(34,763)	(9,587)
Sub-total of cash outflows		(719,144)	(507,889)

Net cash flow from operating activities		12,582	11,562
Cash flows from investing activities:
Cash received from disposal of investments		3,334	12,101
Cash received from returns on investments		15,739	4,676
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		25	39
Other cash received relating to investing activities		85,079	58,662
Sub-total of cash inflows		104,177	75,478
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(27,989)	(25,419)
Cash paid for acquisition of investments		(10,920)	(19,726)
Net cash paid for the acquisition of subsidiaries and other business entities		(4,221)	–
Other cash paid relating to investing activities		(98,036)	(61,762)
Sub-total of cash outflows		(141,166)	(106,907)

Net cash flow from investing activities		(36,989)	(31,429)
Cash flows from financing activities:
Cash received from borrowings		184,910	88,635
Other cash received relating to financing activities		186,614	136,030
Sub-total of cash inflows		371,524	224,665
Cash repayments of borrowings		(87,141)	(63,205)
Cash paid for dividends or interest		(41,593)	(19,812)
Other cash paid relating to financing activities		(196,723)	(127,904)
Sub-total of cash outflows		(325,457)	(210,921)

Net cash flow from financing activities		46,067	13,744

Effects of changes in foreign exchange rate		4	(1)
Net increase/(decrease) in cash and cash equivalents		21,664	(6,124)
Add: Cash and cash equivalents at the beginning of the year		34,575	28,081
Cash and cash equivalents at the end of the period		56,239	21,957

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2022

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 31 December 2020	121,071	122,558	1,038	1,941	209,280	286,575	742,463	141,413	883,876
Adjustment for business combination of entities under common control (Note 61)	–	4,831	–	–	–	–	4,831	13	4,844
Balance at 1 January 2021	121,071	127,389	1,038	1,941	209,280	286,575	747,294	141,426	888,720
Change for the period
1. Net profit	–	–	–	–	–	39,426	39,426	9,375	48,801
2. Other comprehensive income (Note 39)	–	–	7,984	–	–	–	7,984	124	8,108
Total comprehensive income	–	–	7,984	–	–	39,426	47,410	9,499	56,909
Amounts transferred to initial carrying amount of hedged items	–	–	(8,121)	–	–	–	(8,121)	(549)	(8,670)
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 56)	–	–	–	–	–	(15,739)	(15,739)	–	(15,739)
4. Contributions to subsidiaries from minority interests	–	–	–	–	–	–	–	559	559
5. Transaction with minority interests	–	(1,384)	–	–	–	–	(1,384)	(6,818)	(8,202)
6. Distributions to minority interests	–	–	–	–	–	–	–	(1,885)	(1,885)
Total transactions with owners, recorded directly in shareholders’ equity	–	(1,384)	–	–	–	(15,739)	(17,123)	(8,144)	(25,267)
7. Net increase in specific reserve for the period	–	–	–	778	–	–	778	175	953
8. Others	–	121	–	–	–	(273)	(152)	(247)	(399)

Balance at 30 June 2021	121,071	126,126	901	2,719	209,280	309,989	770,086	142,160	912,246
Balance at 1 January 2022	121,071	120,188	(690)	2,664	213,224	318,645	775,102	140,939	916,041
Change for the period
1. Net profit	–	–	–	–	–	43,530	43,530	5,986	49,516
2. Other comprehensive income (Note 39)	–	–	16,033	–	–	–	16,033	674	16,707
Total comprehensive income	–	–	16,033	–	–	43,530	59,563	6,660	66,223
Amounts transferred to initial carrying amount of hedged items	–	–	(8,786)	–	–	–	(8,786)	(430)	(9,216)
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 56)	–	–	–	–	–	(37,532)	(37,532)	–	(37,532)
4. Contributions from minority interests	–	–	–	–	–	–	–	1,420	1,420
5. Transactions with minority interests	–	–	–	–	–	–	–	(1,713)	(1,713)
6. Distributions to minority interests	–	–	–	–	–	–	–	(2,337)	(2,337)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(37,532)	(37,532)	(2,630)	(40,162)
7. Net increase in specific reserve for the period	–	–	–	902	–	–	902	141	1,043
8. Other equity movements under the equity method	–	(2,102)	–	–	–	–	(2,102)	–	(2,102)
9. Others	–	3	–	–	–	(16)	(13)	(142)	(155)

Balance at 30 June 2022	121,071	118,089	6,557	3,566	213,224	324,627	787,134	144,538	931,672

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

UNAUDITED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2022

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2021	121,071	68,976	5,910	1,189	209,280	115,849	522,275
Change for the period
1. Net profit	–	–	–	–	–	7,886	7,886
2. Other comprehensive income	–	–	5,954	–	–	–	5,954
Total comprehensive income	–	–	5,954	–	–	7,886	13,840
Amounts transferred to initial carrying amount of hedged items	–	–	(6,045)	–	–	–	(6,045)
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 56)	–	–	–	–	–	(15,739)	(15,739)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(15,739)	(15,739)
4. Net increase in specific reserve for the period	–	–	–	278	–	–	278
5. Others	–	36	–	–	–	198	234

Balance at 30 June 2021	121,071	69,012	5,819	1,467	209,280	108,194	514,843
Balance at 1 January 2022	121,071	67,897	6,024	1,658	213,224	116,440	526,314
Change for the period
1. Net profit	–	–	–	–	–	27,503	27,503
2. Other comprehensive income	–	–	4,756	–	–	–	4,756
Total comprehensive income	–	–	4,756	–	–	27,503	32,259
Amounts transferred to initial carrying amount of hedged items	–	–	(4,511)	–	–	–	(4,511)
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders (Note 56)	–	–	–	–	–	(37,532)	(37,532)
Total transactions with owners, recorded directly in shareholders’ equity	–	–	–	–	–	(37,532)	(37,532)
4. Net increase in specific reserve for the period	–	–	–	376	–	–	376
5. Other equity movements under the equity method	–	(1,437)	–	–	–	–	(1,437)
6. Others	–	(5)	–	–	–	(11)	(16)

Balance at 30 June 2022	121,071	66,455	6,269	2,034	213,224	106,400	515,453

These financial statements have been approved for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 26 August 2022.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation, which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi 2000 No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi 2000 No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai 2000 No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemical.

Details of the Company’s principal subsidiaries are set out in Note 60.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“CASs”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as CASs collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated and company financial position as at 30 June 2022, and the consolidated and company financial performance and the consolidated and company cash flows for the six-month period ended 30 June 2022.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

–	Financial assets held for trading (see Note 3(11))

–	Other equity instrument investments (see Note 3(11))

–	Derivative financial instruments (see Note 3(11))

–	Receivables financing (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries are Renminbi. The Company and its subsidiaries determine their functional currency according to the main economic environment in where they operate. The Group’s consolidated financial statements are presented in Renminbi. Some of subsidiaries use other currency as the functional currency. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for financial assets (Note 3(11)), valuation of inventories (Note 3(4)), depreciation of fixed assets and depletion of oil and gas properties (Note 3(7), (8)), measurement of provisions (Note 3(16)), etc.

Principal accounting estimates and judgements of the Group are set out in Note 59.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(10)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the Group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost. Other comprehensive income related to the equity investment of the original subsidiary shall be converted into the current investment income in the event of loss of control.

Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as other equity instrument investments; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is mainly calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(5)	Long-term equity investments (Continued)

(b)	Investment in joint ventures and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a joint ventures or an associate is accounted for using the equity method, unless the investment is classified as held for sale.

The initial cost of investment in joint ventures and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash. Under the circumstances that the long-term investment is obtained through non-monetary asset exchange, the initial cost of the investment is stated at the fair value of the assets exchanged if the transaction has commercial substance, the difference between the fair value of the assets exchanged and its carrying amount is charged to profit or loss; or stated at the carrying amount of the assets exchanged if the transaction lacks commercial substance.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or joint ventures are eliminated to the extent of the Group’s interest in the associates or joint ventures. Unrealised losses resulting from transactions between the Group and its associates or joint ventures are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the joint venture is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or joint venture, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and joint ventures are stated in Note 3(12).

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(6)	Leases
A lease is a contract that a lessor transfers the right to use an identified asset for a period of time to a lessee in exchange for consideration.

(a)	As Lessee
The Group recognises a right-of-use asset at the commencement date, and recognises the lease liability at the present value of the lease payments that are not paid at that date. The lease payments include fixed payments, the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and payments of penalties for terminating the lease if the lease term reflects the Group exercising that option, etc. Variable payments that are based on a percentage of sales are not included in the lease payments, and should be recognised in profit or loss when incurred. Lease liabilities to be paid within one year (including one year) from balance sheet date is presented in non-current liabilities due within one year.

Right-of-use assets of the Group mainly comprise land. Right-of-use assets are measured at cost which comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, any initial direct costs incurred by the lessee, less any lease incentives received. The Group depreciates the right-of-use assets over the shorter of the asset’s useful life and the lease term on a straight-line basis. When the recoverable amount of a right-of-use asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

Payments associated with short-term leases with lease terms within 12 months and leases for which the underlying assets are individually of low value when it is new are recognised on a straight-line basis over the lease term as an expense in profit or loss or as cost of relevant assets, instead of recognising right-of-use assets and lease liabilities.

(b)	As Lessor
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease.

When the Group leases self-owned plants and buildings, equipment and machinery, lease income from an operating lease is recognised on a straight-line basis over the period of the lease. The Group recognises variable lease income which is based on a certain percentage of sales as rental income when occurred.

(7)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. According to legal or contractual obligations, costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

The external sales of products or by-products which are produced before the fixed assets reach its intended use, the Group accounts for the related revenues and costs separately in accordance with the provisions of “CASs 14 – Revenue”, “CASs 1 – Inventory”, and are recognised in profit or loss for the current period.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(7)	Fixed assets and construction in progress (Continued)
Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale. The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated	Estimated rate
	useful life	of residual value

Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

(8)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

The acquisition cost of mineral interest is capitalised as oil and gas properties. Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(9)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale.

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

The external sales of products or by-products which are produced in the research and development process, the Group accounts for the related revenues and costs separately in accordance with the provisions of “CASs 14 – Revenue”, “CASs 1 – Inventory”, and are recognised in profit or loss for the current period.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(10)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(11)	Financial Instruments
Financial instruments, refer to the contracts that form one party’s financial assets and form the financial liabilities or equity instruments of the other party. The Group recognises a financial asset or a financial liability when the Group enters into and becomes a party to the underlining contract of the financial instrument.

(a)	Financial assets

(i)	Classification and measurement
The Group classifies financial assets into different categories depending on the business model for managing the financial assets and the contractual terms of cash flows of the financial assets: (1) financial assets measured at amortised cost, (2) financial assets measured at fair value through other comprehensive income, (3) financial assets measured at fair value through profit or loss. A contractual cash flow characteristic which could have only a de minimis effect, or could have an effect that is more than de minimis but is not genuine, does not affect the classification of the financial asset.

Financial assets are initially recognised at fair value. For financial assets measured at fair value through profit or loss, the relevant transaction costs are recognised in profit or loss. The transaction costs for other financial assets are included in the initially recognised amount. However, accounts receivable arising from sales of goods or rendering services, without significant financing component, are initially recognised based on the transaction price expected to be entitled by the Group.

Debt instruments

The debt instruments held by the Group refer to the instruments that meet the definition of financial liabilities from the perspective of the issuer, and are measured in the following ways:

–	Measured at amortised cost:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows. The contractual cash flow characteristics are to give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Interest income from these financial assets is recognised using the effective interest rate method. The financial assets include cash at bank and on hand and receivables.

–	Measured at fair value through other comprehensive income:

The business model for managing such financial assets by the Group are held for collection of contractual cash flows and for selling the financial assets, the contractual cash flow characteristics of such financial assets are consistent with the basic lending arrangements. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment gains or losses, foreign exchange gains and losses and interest income calculated using the effective interest rate method, which are recognised in profit or loss. The financial assets include receivables financing.

Equity instruments

Equity instruments that the Group has no power to control, jointly control or exercise significant influence over, are measured at fair value through profit or loss and presented as financial assets held for trading.

In addition, the Group designates some equity instruments that are not held for trading as financial assets at fair value through other comprehensive income, and presented in other equity instrument investments. The relevant dividends of these financial assets are recognised in profit or loss. When derecognised, the cumulative gain or loss previously recognised in other comprehensive income is transferred to retained earnings.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(11)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Impairment
The Group recognises a loss allowance for expected credit losses on financial assets measured at amortised cost and receivables financing measured at fair value through other comprehensive income.

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions.

The Group measures the expected credit losses of financial instruments on different stages at each balance sheet date. For financial instruments that have no significant increase in credit risk since the initial recognition, on first stage, the Group measures the loss allowance at an amount equal to 12-month expected credit losses. If there has been a significant increase in credit risk since the initial recognition of a financial instrument but credit impairment has not occurred, on second stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses. If credit impairment has occurred since the initial recognition of a financial instrument, on third stage, the Group recognises a loss allowance at an amount equal to lifetime expected credit losses.

For financial instruments that have low credit risk at the balance sheet date, the Group assumes that there is no significant increase in credit risk since the initial recognition, and measures the loss allowance at an amount equal to 12-month expected credit losses.

For financial instruments on the first stage and the second stage, and that have low credit risk, the Group calculates interest income according to carrying amount without deducting the impairment allowance and effective interest rate. For financial instruments on the third stage, interest income is calculated according to the carrying amount minus amortised cost after the provision of impairment allowance and effective interest rate.

For accounts receivable and receivables financing related to revenue, the Group measures the loss allowance at an amount equal to lifetime expected credit

The Group recognises the loss allowance accrued or written back in profit or loss.

(iii)	Derecognition
The Group derecognises a financial asset when (1) the contractual right to receive cash flows from the financial asset expires; (2) the Group transfers the financial asset and substantially all the risks and rewards of ownership of the financial asset; (3) the financial assets have been transferred and the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, but the Group has not retained control.

On derecognition of other equity instrument investments, the difference between the carrying amounts and the sum of the consideration received and any cumulative gain or loss previously recognised in other comprehensive income, is recognised in retained earnings. While on derecognition of other financial assets, this difference is recognised in profit or loss.

(b)	Financial liabilities
The Group, at initial recognition, classifies financial liabilities as either financial liabilities subsequently measured at amortised cost or financial liabilities at fair value through profit or loss.

The Group’s financial liabilities are mainly financial liabilities measured at amortised cost, including bills payable, accounts payable, other payables, loans and debentures payable, etc. These financial liabilities are initially measured at the amount of their fair value after deducting transaction costs and use the effective interest rate method for subsequent measurement.

Where the present obligations of financial liabilities are completely or partially discharged, the Group derecognises these financial liabilities or discharged parts of obligations. The differences between the carrying amounts and the consideration received are recognised in profit or loss.

Financial guarantee liabilities

Financial guarantees are contracts that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantees issued are initially recognised at fair value, which is determined by reference to fees charged in an arm’s length transaction for similar services, when such information is obtainable, or to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss.

Subsequent to initial recognition, the amount initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(11)	Financial Instruments (Continued)

(c)	Determination of fair value
If there is an active market for financial instruments, the quoted price in the active market is used to measure fair values of the financial instruments. If no active market exists for financial instruments, valuation techniques are used to measure fair values. In valuation, the Group adopts valuation techniques that are applicable in the current situation and have sufficient available data and other information to support it, and selects input values that are consistent with the asset or liability characteristics considered by market participants in the transaction of relevant assets or liabilities, and gives priority to relevant observable input values. Use of unobservable input values where relevant observable input values cannot be obtained or are not practicable.

(d)	Derivative financial instruments and hedge accounting
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for hedge accounting.

Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period, to represent the effect of risk management activities.

Hedged items are the items that expose the Group to risks of changes in future cash flows and that are designated as being hedged and that must be reliably measurable. The Group’s hedged items include a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The hedging relationship meets all of the following hedge effectiveness requirements:

(1)	There is an economic relationship between the hedged item and the hedging instrument, which share a risk and that gives rise to opposite changes in fair value that tend to offset each other.

(2)	The effect of credit risk does not dominate the value changes that result from that economic relationship.

(3)
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item. However, that designation shall not reflect an imbalance between the weightings of the hedged item and the hedging instrument.

–	Cash flow hedges

Cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, a recognised asset or liability (such as all or some future interest payments on variable-rate debt) or a highly probable forecast transaction, and could affect profit or loss. As long as a cash flow hedge meets the qualifying criteria for hedge accounting, the hedging relationship shall be accounted for as follows. The amount of the cash flow hedge reserve is adjusted to the lower of the following (in absolute amounts):

–	The cumulative gain or loss on the hedging instrument from inception of the hedge;

–	The cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedged forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the entity shall remove that amount from the cash flow hedge reserve and include it directly in the initial cost or other carrying amount of the asset or the liability. This is not a reclassification adjustment and hence it does not affect other comprehensive income.

For cash flow hedges, other than those covered by the preceding two policy statements, that amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the hedged expected future cash flows affect profit or loss.

If the amount that has been accumulated in the cash flow hedge reserve is a loss and the Group expects that all or a portion of that loss will not be recovered in one or more future periods, the Group immediately reclassify the amount that is not expected to be recovered into profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(11)	Financial Instruments (Continued)

(d)	Derivative financial instruments and hedge accounting (Continued)

–	Cash flow hedges (Continued)

When the hedging relationship no longer meets the risk management objective on the basis of which it qualified for hedge accounting (ie the entity no longer pursues that risk management objective), or when a hedging instrument expires or is sold, terminated, exercised, or there is no longer an economic relationship between the hedged item and the hedging instrument or the effect of credit risk starts to dominate the value changes that result from that economic relationship or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges. If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment. A hedged future cash flow that is no longer highly probable to occur may still be expected to occur, if the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve and shall be accounted for as cash flow hedges.

–	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or a portion of such an asset, liability or firm commitment.

The gain or loss from remeasuring the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the recognised hedged item not measured at fair value and is recognised in profit or loss.

Any adjustment to the carrying amount of a hedged item is amortised to profit or loss if the hedged item is a financial instrument (or a component thereof) measured at amortised cost. The amortisation is based on a recalculated effective interest rate at the date that amortisation begins.

(12)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, construction in progress, right-of-use assets, goodwill, intangible assets, long-term deferred expenses and investments in subsidiaries, associates and joint ventures may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short- term compensation, post-employment benefits, termination benefits and other long-term employee benefits.

(a)	Short-term compensation
Short-term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short-term compensation actually incurred as a liability and charge to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DC plan. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charge to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases. Unused tax losses and unused tax credits able to be utilised in subsequent years are treated as temporary differences. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(15)	Income tax (Continued)
At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

–	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

–	they relate to income taxes levied by the same tax authority on either:

–	the same taxable entity; or

–
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue arises in the course of the Group’s ordinary activities, and increases in economic benefits in the form of inflows that result in an increase in equity, other than those relating to contributions from equity participants.

The Group sells crude oil, natural gas, petroleum and chemical products, etc. Revenue is recognised according to the expected consideration amount, when a customer obtains control over the relevant goods or services. To determine whether a customer obtains control of a promised asset, the Group shall consider indicators of the transfer of control, which include, but are not limited to, the Group has a present right to payment for the asset; the Group has transferred physical possession of the asset to the customer; the customer has the significant risks and rewards of ownership of the asset; the customer has accepted the asset.

Sales of goods

Sales are recognised when control of the goods have transferred, being when the products are delivered to the customer. Advance from customers but goods not yet delivered is recorded as contract liabilities and is recognised as revenues when a customer obtains control over the relevant goods.

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets in the capitalisable period.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

3	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(22)	Research and development costs
Research costs and development costs that cannot meet the capitalisation criteria are recognised in profit or loss when incurred.

(23)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(24)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties, except for the two parties significantly influenced by a party. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties.

In addition to the related parties stated above, the Company determines related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC.

(25)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

‧	engage in business activities from which it may earn revenues and incur expenses;

‧	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

‧	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

(26)	Changes in significant accounting policies
In 2022, the Group has adopted the following newly accounting standards and implementation guidance issued by the MOF, mainly include:

–
The provisions of “Accounting for the external sale of products or by-products produced before the fixed assets reach its intended use or in the research and development (“trial sales”) in CAS Bulletin No.15 (Caikuai 2021 No.35) (“Bulletin No. 15”)

–	The provisions of Bulletin No. 15 of judgment on onerous contracts

(a)	The accounting treatment of Bulletin No. 15 of trial sales
In accordance with this provision, the Group accounts for revenues and costs of the external sale of products or by-products produced before the fixed assets reach its intended use and in the research and development (“trial sales”), in accordance with the provisions of “CASs 14 – Revenue”, “CASs 1 – Inventory”, which are recognised in profit or loss for the current period, instead of offsetting revenues and costs of trial sales and against the cost of fixed assets or research and development expenses.

The adoption of the above regulations does not have significant effect on the financial position and financial performance of the Group.

(b)	The provisions of Bulletin No. 15 of judgment on onerous contracts
In accordance with this provision, the Group estimates the cost of fulfilling a contract comprises the incremental costs of the contract and the apportioned amount of other costs that relate directly to the contract when determining a onerous contract.

The adoption of the above regulations does not have significant effect on the financial position and financial performance of the Group.

4	TAXATION

Major types of tax applicable to the Group are value-added tax, resources tax, consumption tax, income tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

Tax rates of products are presented as below:

Type of taxes	Tax rate	Tax basis and method

Value Added Tax (the “VAT”)	13%, 9%, 6%	Based on taxable value added amount. Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less current period’s deductible VAT input.
Resource Tax	6%	Based on the revenue from sales of crude oil and natural gas.
Consumption Tax
RMB2,109.76 per tonnage for Gasoline, RMB1,411.20 per tonnage for Diesel, RMB2,105.20 per tonnage for Naphtha, RMB1,948.64 per tonnage for Solvent oil, RMB1,711.52 per tonnage for Lubricant oil, RMB1,218.00 per tonnage for Fuel oil, and RMB1,495.20 per tonnage for Jet fuel oil.
		Based on quantities
Corporate Income Tax	5% to 50%	Based on taxable income.
Special Oil Income Levy	20% to 40%	Based on the sales of domestic crude oil at prices higher than a specific level.
City Maintenance and Construction Tax	1%, 5% or 7%	Based on the actual paid VAT and consumption tax.
Education surcharges	3%	Based on the actual paid VAT and consumption tax.
Local Education surcharges	2%	Based on the actual paid VAT and consumption tax.

5	CASH AT BANK AND ON HAND

The Group

	At 30 June 2022			At 31 December 2021
	Original			Original
	currency	Exchange	RMB	currency	Exchange	RMB
	million	rates	million	million	rates	million

Cash on hand
Renminbi			1			1
Cash at bank
Renminbi			144,431			144,294
US Dollar	961	6.7114	6,452	2,027	6.3757	12,924
Hong Kong Dollar	4,408	0.8552	3,770	3,533	0.8176	2,888
EUR	12	7.0084	87	3	7.2197	20
Others			104			180
			154,845			160,307
Deposits at related parities
Renminbi			22,590			15,758
US Dollar	7,890	6.7114	52,943	6,943	6.3757	44,266
EUR	122	7.0084	854	67	7.2197	483
Others			2,705			1,175
			79,092			61,682
Total			233,937			221,989

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 30 June 2022, time deposits with financial institutions of the Group amounted to RMB94,759 million (31 December 2021: RMB113,399 million).

6	FINANCIAL ASSETS HELD FOR TRADING

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Structured deposits	1,009	–
Exchange traded fund	3	–
Total	1,012	–

The financial assets are primarily the structured deposits with financial institutions, which are presented as current assets since they are expected to be expired within 12 months from the end of the reporting period.

7	DERIVATIVE FINANCIAL ASSETS AND DERIVATIVE FINANCIAL LIABILITIES

Derivative financial assets and derivative financial liabilities of the Group are primarily commodity futures and swaps contracts. See Note 65.

8	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million

Accounts receivable	67,797	38,894	36,365	21,239
Less: Allowance for doubtful accounts	4,080	4,033	86	93
Total	63,717	34,861	36,279	21,146

Ageing analysis on accounts receivable is as follows:

	The Group
	At 30 June 2022				At 31 December 2021
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	63,297	93.4	43	0.1	34,263	88.1	83	0.2
Between one and two years	260	0.4	80	30.8	623	1.6	181	29.0
Between two and three years	3,623	5.3	3,369	93.0	3,411	8.8	3,190	93.5
Over three years	617	0.9	588	95.3	597	1.5	579	97.0
Total	67,797	100.0	4,080		38,894	100.0	4,033

	The Company
	At 30 June 2022				At 31 December 2021
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to accounts		to total		to accounts
	Amount	accounts	Allowance	receivable	Amount	accounts	Allowance	receivable
	RMB	receivable	RMB	balance	RMB	receivable	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	35,847	98.6	2	0.1	20,196	95.1	9	0.1
Between one and two years	433	1.1	14	3.2	946	4.5	6	0.6
Between two and three years	16	0.1	1	6.3	20	0.1	2	10.0
Over three years	69	0.2	69	100.0	77	0.3	76	98.7
Total	36,365	100.0	86		21,239	100.0	93

At 30 June 2022 and 31 December 2021, the total amounts of the top five accounts receivable of the Group are set out below:

	At 30 June	At 31 December
	2022	2021

Total amount (RMB million)	15,835	10,444
Percentage to the total balance of accounts receivable	23.4%	26.9%
Allowance for doubtful accounts	2,136	2,062

Sales are generally on cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from China Petrochemical Corporation (“Sinopec Group Company”) and fellow subsidiaries are repayable under the same terms.

Accounts receivable (net of allowance for doubtful accounts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default. Information about the impairment of accounts receivable and the Group exposure to credit risk can be found in Note 65.

During for the six-month periods ended 30 June 2022 and 2021, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During for the six-month periods ended 30 June 2022 and 2021, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

8	ACCOUNTS RECEIVABLE (CONTINUED)

Ageing started from the overdue date of accounts receivable. The Group always measured the provision for impairment of accounts receivable based on the amount equivalent to the expected credit loss during the entire duration. The ECLs were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of ECL rates by the operating segment and geographical location

31 June 2022		Impairment provision on individual basis		Impairment provision on provision matrix basis
	Gross carrying amount	Carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
	RMB	RMB	RMB		RMB	RMB
	million	million	million		million	million

Current and within 1 year past due	63,297	9,390	–	0.1%	43	43
1 to 2 years past due	260	69	49	16.2%	31	80
2 to 3 years past due	3,623	3,559	3,338	48.4%	31	3,369
Over 3 years past due	617	257	228	100.0%	360	588
Total	67,797	13,275	3,615		465	4,080

31 June 2022		Impairment provision on individual basis		Impairment provision on provision matrix basis
	Gross carrying amount	Carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
	RMB	RMB	RMB		RMB	RMB
	million	million	million		million	million

Current and within 1 year past due	34,263	4,280	26	0.2%	57	83
1 to 2 years past due	623	500	137	35.8%	44	181
2 to 3 years past due	3,411	3,324	3,146	50.6%	44	3,190
Over 3 years past due	597	208	190	100.0%	389	579
Total	38,894	8,312	3,499		534	4,033

9	RECEIVABLES FINANCING

Receivables financing represents mainly the bills of acceptance issued by banks for sales of goods and products, The business model of receivables financing is to collect contract cash flow and sell it.

At 30 June 2022, the Group’s derecognised but outstanding bills due to endorsement or discount amounted to RMB35,260 million (31 December 2021: RMB36,400 million).

At 30 June 2022, the Group considers that its bills of acceptance issued by banks do not pose a significant credit risk and will not cause any significant loss due to the default of drawers.

10	PREPAYMENTS

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million

Prepayments	13,120	9,350	4,510	4,556
Less: Allowance for doubtful accounts	109	83	19	16
Total	13,011	9,267	4,491	4,540

Ageing analysis of prepayments is as follows:

	The Group
	At 30 June 2022				At 31 December 2021
				Percentage of				Percentage of
		Percentage		allowance to		Percentage		allowance to
	Amount	to total	Allowance	prepayments	Amount	to total	Allowance	prepayments
	RMB	prepayments	RMB	balance	RMB	prepayments	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	12,533	95.5	–	–	8,541	91.3	–	–
Between one and two years	236	1.8	21	8.9	444	4.8	7	1.6
Between two and three years	126	1.0	14	11.1	166	1.8	25	15.1
Over three years	225	1.7	74	32.9	199	2.1	51	25.6
Total	13,120	100.0	109		9,350	100.0	83

	The Company
	At 30 June 2022				At 31 December 2021
				Percentage of				Percentage of
		Percentage		allowance to		Percentage		allowance to
	Amount	to total	Allowance	prepayments	Amount	to total	Allowance	prepayments
	RMB	prepayments	RMB	balance	RMB	prepayments	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	4,233	93.8	–	–	3,965	87.0	–	–
Between one and two years	68	1.5	4	5.9	369	8.1	2	0.5
Between two and three years	88	2.0	8	9.1	99	2.2	10	10.1
Over three years	121	2.7	7	5.8	123	2.7	4	3.3
Total	4,510	100.0	19		4,556	100.0	16

At 30 June 2022 and 31 December 2021, the total amounts of the top five prepayments of the Group are set out below:

	At 30 June	At 31 December

	2022	2021
Total amount (RMB million)	4,186	2,939
Percentage to the total balance of prepayments	31.9%	31.4%

11	OTHER RECEIVABLES

	The Group		The Company
	At 30 June	At 31 December	At 30 June	At 31 December
	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million

Other receivables	46,230	37,254	44,081	47,827
Less: Allowance for doubtful accounts	1,584	1,590	905	898
Total	44,646	35,664	43,176	46,929

Ageing analysis of other receivables is as follows:

	The Group
	At 30 June 2022				At 31 December 2021
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to other		to total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	35,542	76.8	35	0.1	26,579	71.3	35	0.1
Between one and two years	598	1.3	107	17.9	597	1.6	112	18.8
Between two and three years	7,652	16.6	180	2.4	7,661	20.6	165	2.2
Over three years	2,438	5.3	1,262	51.8	2,417	6.5	1,278	52.9
Total	46,230	100.0	1,584		37,254	100.0	1,590

	The Company
	At 30 June 2022				At 31 December 2021
				Percentage				Percentage
		Percentage		of allowance		Percentage		of allowance
		to total		to other		to total		to other
	Amount	other	Allowance	receivables	Amount	other	Allowance	receivables
	RMB	receivables	RMB	balance	RMB	receivables	RMB	balance
	million	%	million	%	million	%	million	%

Within one year	26,671	60.5	–	–	28,176	58.9	–	–
Between one and two years	3,589	8.2	3	0.1	3,740	7.8	2	0.1
Between two and three years	1,016	2.3	1	0.1	1,414	3.0	2	0.1
Over three years	12,805	29.0	901	7.0	14,497	30.3	894	6.2
Total	44,081	100.0	905		47,827	100.0	898

At 30 June 2022 and at 31 December 2021, the total amounts of the top five other receivables of the Group are set out below:

	At 30 June	At 31 December
	2022	2021

Total amount (RMB million)	22,540	19,056
Ageing	Within one year, between one and two years, between two and three years and over three years	Within one year, between one and two years, between two and three years and over three years
Percentage to the total balance of other receivables	48.8%	51.2%
Allowance for doubtful accounts	73.0	74.0

During the six-month periods ended 30 June 2022 and 2021, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the six-month periods ended 30 June 2022 and 2021, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

12	INVENTORIES

The Group

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Raw materials	175,141	109,940
Work in progress	14,965	15,701
Finished goods	96,218	84,174
Spare parts and consumables	3,056	2,515
	289,380	212,330
Less: Provision for diminution in value of inventories	4,348	4,897
Total	285,032	207,433

During the six-month period ended 30 June 2022, the provision for diminution in value of inventories of the Group was primarily due to the costs of raw materials were higher than net realisable value.

13	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2022	63,384	149,500	(3,705)	209,179
Additions for the period	2,939	2,706	–	5,645
Share of profits less losses under the equity method	1,372	5,955	–	7,327
Change of other comprehensive income under the equity method	(199)	3,596	–	3,397
Other equity movements under the equity method	16	(2,118)	–	(2,102)
Dividends declared	(4,184)	(1,259)	–	(5,443)
Disposals for the period	(126)	(134)	–	(260)
Foreign currency translation differences	832	893	(103)	1,622
Other movements	–	(18)	–	(18)
Balance at 30 June 2022	64,034	159,121	(3,808)	219,347

The Company

	Investments in subsidiaries	Investments in joint ventures	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2022	277,310	17,609	73,854	(7,926)	360,847
Additions for the period	5,754	380	–	–	6,134
Share of profits less losses under the equity method	–	568	2,446	–	3,014
Change of other comprehensive income under the equity method	–	–	139	–	139
Other equity movements under the equity method	–	4	(1,441)	–	(1,437)
Dividends declared	–	(2,016)	(407)	–	(2,423)
Disposals for the period	(347)	–	–	–	(347)
Balance at 30 June 2022	282,717	16,545	74,591	(7,926)	365,927

For the six-month period ended 30 June 2022, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 60.

13	LONG-TERM EQUITY INVESTMENTS (CONTINUED)

Principal joint ventures and associates of the Group are as follows:

(a)	Principal joint ventures and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered Capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company

1. Joint ventures
Fujian Refining & Petrochemical Company Limited (“FREP”)	PRC	PRC	Liu Xiangdong	Manufacturing refining oil products	14,758	50.00%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	PRC	Gu Yuefeng	Manufacturing and distribution of petrochemical products	13,141	40.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
Sinopec SABIC Tianjin Petrochemical Company Limited (“Sinopec SABIC Tianjin”)	PRC	PRC	SAMI ALOSAIMI	Manufacturing and distribution of petrochemical products	10,520	50.00%
2. Associates
National Petroleum Pipe Network Group Co., Ltd. (“National Pipe Network Group”) (i)	PRC	PRC	Zhang Wei	Operation of natural gas pipelines and auxiliary facilities	500,000	14.00%
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	PRC	Jiang Yongfu	Provision of non-banking financial services	18,000	49.00%
Sinopec Capital Co.,Ltd. (“Sinopec Capital”)	PRC	PRC	Sun Mingrong	Project management, equity investment management, investment consulting, self-owned equity management	10,000	49.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	PRC	Peng Yi	Mining coal and manufacturing of coal-chemical products	17,516	38.75%
Caspian Investments Resources Ltd. (“CIR”)	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,002 USD	50.00%

Except that SIBUR is a public joint stock company, other joint ventures and associates above are limited companies.

(b)	Major financial information of principal joint ventures
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current assets
Cash and cash equivalents	5,150	6,562	5,121	5,375	1,496	1,258	6,757	5,441	4,110	4,820
Other current assets	12,221	9,217	6,350	6,953	9,796	2,188	20,998	12,404	4,313	3,437
Total current assets	17,371	15,779	11,471	12,328	11,292	3,446	27,755	17,845	8,423	8,257
Non-current assets	12,909	13,744	9,006	9,336	8,051	14,032	42,435	41,947	18,650	18,835
Current liabilities
Current financial liabilities	(593)	(1,177)	(39)	(77)	(35)	(32)	(5,659)	(9,549)	(1,826)	(597)
Other current liabilities	(7,691)	(5,008)	(2,387)	(2,546)	(1,518)	(1,931)	(24,271)	(15,844)	(4,265)	(3,547)
Total current liabilities	(8,284)	(6,185)	(2,426)	(2,623)	(1,553)	(1,963)	(29,930)	(25,393)	(6,091)	(4,144)
Non-current liabilities
Non-current financial liabilities	(6,857)	(6,857)	–	–	(89)	(85)	(30,034)	(30,903)	(6,848)	(7,599)
Other non-current liabilities	(225)	(242)	(103)	(92)	(1,502)	(1,439)	(1,802)	(1,723)	(643)	(382)
Total non-current liabilities	(7,082)	(7,099)	(103)	(92)	(1,591)	(1,524)	(31,836)	(32,626)	(7,491)	(7,981)
Net assets	14,914	16,239	17,948	18,949	16,199	13,991	8,424	1,773	13,491	14,967
Net assets attributable to shareholders of the Company	14,914	16,239	17,948	18,949	15,694	13,523	8,424	1,773	13,491	14,967
Net assets attributable to minority interests	–	–	–	–	505	468	–	–	–	–
Share of net assets from joint ventures	7,457	8,120	7,179	7,580	7,690	6,626	–	–	6,746	7,484
Carrying Amounts	7,457	8,120	7,179	7,580	7,690	6,626	–	–	6,746	7,484

UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
For the six-month period ended 30 June 2022

13	LONG-TERM EQUITY INVESTMENTS (CONTINUED)

(b)	Major financial information of principal joint ventures (Continued)

Summarised income statement

Six-month period ended 30 June	FREP		BASF-YPC		Taihu		YASREF		Sinopec SABIC Tianjin
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover	29,042	22,263	13,430	12,776	9,675	6,847	63,610	28,009	12,670	11,645
Interest income	61	73	59	17	269	193	22	2	71	103
Interest expense	(181)	(210)	(6)	(3)	(58)	(42)	(515)	(484)	(34)	(46)
Profit/(Loss) before taxation	653	2,472	2,666	3,968	1,707	1,250	7,634	(1,829)	(858)	1,295
Tax expense	(158)	(618)	(666)	(991)	(341)	(246)	(1,589)	302	290	(377)
Profit/(Loss) for the period	495	1,854	2,000	2,977	1,366	1,004	6,045	(1,527)	(568)	918
Other comprehensive income	–	–	–	–	842	(352)	606	392	–	–
Total comprehensive income	495	1,854	2,000	2,977	2,208	652	6,651	(1,135)	(568)	918
Dividends from joint ventures	910	–	1,374	336	–	–	–	–	454	500
Share of net profit/(loss) from joint ventures	248	927	800	1,191	651	492	–	–	(284)	459
Share of other comprehensive income from joint ventures (ii)	–	–	–	–	413	(172)	–	–	–	–

The share of profit and other comprehensive income for the six-month period ended 30 June 2022 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB43 million (six-month period ended 30 June 2021: profit RMB2,082 million) and RMB612 million (six-month period ended 30 June 2021: profit RMB143 million) respectively. As at 30 June 2022, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB31,961 million (31 December 2021: RMB30,640 million).

(c)	Major financial information of principal associates
Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Pipe China		Sinopec Finance		SIBUR		Zhongtian Synergetic Energy		CIR
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Current assets	135,065	86,335	210,337	194,458	13,568	13,140	4,429	3,532	1,049	576
Non-current assets	776,751	768,161	55,510	55,086	325	102	52,357	51,331	663	870
Current liabilities	(182,211)	(136,150)	(233,463)	(217,987)	(26)	(28)	(4,802)	(8,577)	(704)	(822)
Non-current liabilities	(144,535)	(103,243)	(603)	(602)	(854)	(676)	(25,192)	(22,216)	(162)	(144)
Net assets	585,070	615,103	31,781	30,955	13,013	12,538	26,792	24,070	846	480
Net assets attributable to shareholders of the Company	526,286	526,241	31,781	30,955	13,013	12,538	26,792	24,070	846	480
Net assets attributable to minority interests	58,784	88,862	–	–	–	–	–	–	–	–
Share of net assets from associates	73,680	73,674	15,573	15,168	6,376	6,144	10,382	9,327	423	240
Carrying Amounts	73,680	73,674	15,573	15,168	6,376	6,144	10,382	9,327	423	240

Summarised income statement

Six-month period ended 30 June	Pipe China		Sinopec Finance		Sinopec Capital		Zhongtian Synergetic Energy		CIR
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover	55,516	48,917	2,775	2,514	2	2	9,238	8,619	1,122	878
Profit for the period	18,080	15,036	1,195	1,093	624	624	2,722	2,074	333	218
Other comprehensive income	–	–	282	34	–	–	–	–	33	(22)
Total comprehensive income	18,080	15,036	1,477	1,127	624	624	2,722	2,074	366	196
Dividends declared by associates	–	–	319	–	73	–	–	–	–	815
Share of net profit from associates	2,064	1,625	586	536	306	306	1,055	804	167	109
Share of other comprehensive (loss)/ income from associates (ii)	–	–	138	17	–	–	–	–	17	(11)

13	LONG-TERM EQUITY INVESTMENTS (CONTINUED)

(c)	Major financial information of principal associates (Continued)

Summarised income statement (Continued)

The share of profit and other comprehensive loss for the six-month period ended 30 June 2022 in all individually immaterial associates accounted for using equity method in aggregate was RMB1,777 million (six-month period ended 30 June 2021: RMB2,602 million) and RMB3,441 million (six-month period ended 30 June 2021: RMB144 million) respectively. As at 30 June 2022, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB51,880 million (31 December 2021: RMB44,176 million).

Notes:

(i)	Sinopec is able to exercise significant influence in National Pipe Network Group and SIBUR since Sinopec has a member in National Pipe Network Group and SIBUR’s Board of Director.

(ii)	Including foreign currency translation differences.

14	FIXED ASSETS

The Group

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Fixed assets (a)	599,254	598,925
Fixed assets pending for disposal	62	7
Total	599,316	598,932

(a)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2022	143,165	793,045	1,048,227	1,984,437
Additions for the period	265	867	2,756	3,888
Transferred from construction in progress	1,611	14,221	23,179	39,011
Reclassifications	395	(13)	(382)	–
Decreases for the period	(168)	(270)	(2,385)	(2,823)
Exchange adjustments	109	2,146	165	2,420
Balance at 30 June 2022	145,377	809,996	1,071,560	2,026,933
Less: Accumulated depreciation:
Balance at 1 January 2022	63,479	611,012	613,498	1,287,989
Additions for the period	2,153	14,865	25,002	42,020
Reclassifications	240	(12)	(228)	–
Decreases for the period	(93)	(251)	(1,552)	(1,896)
Exchange adjustments	52	1,921	100	2,073
Balance at 30 June 2022	65,831	627,535	636,820	1,330,186
Less: Provision for impairment losses:
Balance at 1 January 2022	4,687	49,826	43,010	97,523
Additions for the period	–	–	2	2
Decreases for the period	(31)	(1)	(136)	(168)
Exchange adjustments	–	136	–	136
Balance at 30 June 2022	4,656	49,961	42,876	97,493

Net book value:
Balance at 30 June 2022	74,890	132,500	391,864	599,254
Balance at 31 December 2021	74,999	132,207	391,719	598,925

14	FIXED ASSETS (CONTINUED)

The Company

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Fixed assets (b)	278,930	284,618
Fixed assets pending for disposal	31	4
Total	278,961	284,622

(b)	Fixed assets

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2022	51,696	646,020	514,422	1,212,138
Additions for the period	3	549	175	727
Transferred from construction in progress	283	9,886	7,417	17,586
Reclassifications	181	(10)	(171)	–
Decreases for the period	(408)	(245)	(6,963)	(7,616)
Balance at 30 June 2022	51,755	656,200	514,880	1,222,835
Less: Accumulated depreciation:
Balance at 1 January 2022	27,372	499,833	330,453	857,658
Additions for the period	773	11,331	10,744	22,848
Reclassifications	28	(9)	(19)	–
Decreases for the period	(247)	(161)	(5,927)	(6,335)
Balance at 30 June 2022	27,926	510,994	335,251	874,171
Less: Provision for impairment losses:
Balance at 1 January 2022	2,228	43,307	24,327	69,862
Decreases for the period	(27)	(1)	(100)	(128)
Balance at 30 June 2022	2,201	43,306	24,227	69,734

Net book value:
Balance at 30 June 2022	21,628	101,900	155,402	278,930
Balance at 31 December 2021	22,096	102,880	159,642	284,618

The additions to oil and gas properties of the Group and the Company for the six-month period ended 30 June 2022 included RMB867 million (six-month period ended 30 June 2021: RMB728 million) (Note 35) and RMB549 million (six-month period ended 30 June 2021: RMB562 million), respectively of the estimated dismantlement costs for site restoration.

At 30 June 2022 and 31 December 2021, the Group and the Company had no individually significant fixed assets which were pledged.

At 30 June 2022 and 31 December 2021, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 30 June 2022 and 31 December 2021, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

15	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million

Cost:
Balance at 1 January 2022	158,069	66,448
Additions for the period	59,688	30,961
Disposals for the period	–	(543)
Dry hole costs written off	(3,725)	(3,282)
Transferred to fixed assets	(39,011)	(17,586)
Reclassification to other assets	(3,872)	(298)
Exchange adjustments	81	–
Balance at 30 June 2022	171,230	75,700
Less: Provision for impairment losses:
Balance at 1 January 2022	2,130	302
Decreases for the period	(5)	–
Exchange adjustments	49	–
Balance at 30 June 2022	2,174	302

Net book value:
Balance at 30 June 2022	169,056	75,398
Balance at 31 December 2021	155,939	66,146

At 30 June 2022, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2022	Net change for theperiod	Balance at 30 June 2022	Percentage of project investment to budgeted amount	Source of funding	Accumulated Interest Capitalised at 30 June 2022
	RMB million	RMB million	RMB million	RMB million			RMB million

Hainan Refining and Chemical Ethylene and Refining Reconstruction and Expansion Project	28,565	15,602	8,226	23,828	83%	Bank loans & self-financing	223
Tianjin Nangang Ethylene and Downstream High-end New Material Industry Cluster Project	29,052	2,999	3,445	6,444	22%	Bank loans & self-financing	73
Caprolactam Industry Chain Relocation and Upgrading Transformation Development Project	13,950	3,700	1,670	5,370	38%	Bank loans & self-financing	71
Zhenhai Refining and Chemical Refining and High-end Synthetic New Material Project	41,639	2,128	1,206	3,334	8%	Self-financing	–
Western Sichuan Gas Field Leikoupo Formation Gas Reservoir Development and Construction Project	16,092	1,956	640	2,596	16%	Bank loans & self-financing	43

16	RIGHT-OF-USE ASSETS

The Group

	Land	Others	Total
	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2022	172,104	46,921	219,025
Additions for the period	1,917	4,763	6,680
Decreases for the period	(1,840)	(1,210)	(3,050)
Balance at 30 June 2022	172,181	50,474	222,655
Less: Accumulated depreciation:
Balance at 1 January 2022	18,904	15,147	34,051
Additions for the period	3,417	3,712	7,129
Decreases for the period	(759)	(699)	(1,458)
Balance at 30 June 2022	21,562	18,160	39,722

Net book value:
Balance at 30 June 2022	150,619	32,314	182,933
Balance at 31 December 2021	153,200	31,774	184,974

The Company

	Land	Others	Total
	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2022	115,489	2,956	118,445
Additions for the period	649	1,809	2,458
Decreases for the period	(7,384)	(244)	(7,628)
Balance at 30 June 2022	108,754	4,521	113,275
Less: Accumulated depreciation:
Balance at 1 January 2022	11,204	1,529	12,733
Additions for the period	1,801	495	2,296
Decreases for the period	(704)	(146)	(850)
Balance at 30 June 2022	12,301	1,878	14,179

Net book value:
Balance at 30 June 2022	96,453	2,643	99,096
Balance at 31 December 2021	104,285	1,427	105,712

17	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2022	111,864	6,533	5,140	53,791	8,217	185,545
Additions for the period	3,920	24	248	377	199	4,768
Decreases for the period	(1,145)	(11)	–	(221)	(2)	(1,379)
Balance at 30 June 2022	114,639	6,546	5,388	53,947	8,414	188,934
Less: Accumulated amortisation:
Balance at 1 January 2022	28,194	4,907	3,800	23,670	4,492	65,063
Additions for the period	1,814	103	116	1,173	266	3,472
Decreases for the period	(173)	–	–	(77)	(1)	(251)
Balance at 30 June 2022	29,835	5,010	3,916	24,766	4,757	68,284
Less: Provision for impairment losses:
Balance at 1 January 2022 and at 30 June 2022	236	482	130	407	17	1,272

Net book value:
Balance at 30 June 2022	84,568	1,054	1,342	28,774	3,640	119,378
Balance at 31 December 2021	83,434	1,144	1,210	29,714	3,708	119,210

Amortisation of the intangible assets of the Group charged for the six-month period ended 30 June 2022 is RMB3,212 million (six-month period ended 30 June 2021: RMB3,047 million).

18	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 30 June	At 31 December
		2022	2021
		RMB million	RMB million

Sinopec Zhenhai Refining and Chemical Branch (“Zhenhai R&C”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”)	Production and sale of petrochemical products	2,541	2,541
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,004	1,004
Other units without individual significant goodwill		1,139	1,006
Total		8,727	8,594

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities.

19	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent catalysts expenditures and improvement expenditures of fixed assets.

20	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities
	At 30 June	At 31 December	At 30 June	At 31 December
	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million

Receivables and inventories	6,373	3,763	–	–
Payables	4,394	2,858	–	–
Cash flow hedges	145	258	(2,841)	(2,709)
Fixed assets	16,055	16,777	(16,834)	(15,037)
Tax value of losses carried forward	3,457	4,749	–	–
Other equity instrument investments	122	127	(7)	(9)
Intangible assets	1,005	1,008	(505)	(492)
Others	956	1,056	(1,001)	(870)
Deferred tax assets/(liabilities)	32,507	30,596	(21,188)	(19,117)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Deferred tax assets	12,328	11,207
Deferred tax liabilities	12,328	11,207

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Deferred tax assets	20,179	19,389
Deferred tax liabilities	8,860	7,910

At 30 June 2022, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB16,444 million (at 31 December 2021: RMB18,342 million), of which RMB588 million (during the six-month period ended 30 June 2021: RMB120 million) was incurred for the six-month period ended 30 June 2022, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB1,649 million, RMB2,308 million, RMB1,986 million, RMB4,349 million, RMB5,564 million and RMB588 million will expire in 2022, 2023, 2024, 2025,2026, 2027 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur.

21	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent long-term receivables, prepayments for construction projects and purchases of equipment.

22	DETAILS OF IMPAIRMENT LOSSES

At 30 June 2022, impairment losses of the Group are analysed as follows:

	Note	Balance at 31 December 2021	Provision for the period	Written back for the period	Written off for the period	Other increase/ (decrease)	Balance at 30 June 2022
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Allowance for doubtful accounts
Included: Accounts receivable	8	4,033	156	(217)	(33)	141	4,080
Prepayments	10	83	22	–	–	4	109
Other receivables	11	1,590	58	(69)	–	5	1,584
Other receivables	11	1,590	58	(69)	–	5	1,584
Other non-current assets		1,933	–	–	–	107	2,040
		7,639	236	(286)	(33)	257	7,813
Inventories	12	4,897	1,452	(16)	(2,045)	60	4,348
Long-term equity investments	13	3,705	–	–	–	103	3,808
Fixed assets	14	97,523	2	–	(137)	105	97,493
Construction in progress	15	2,130	–	–	(5)	49	2,174
Intangible assets	17	1,272	–	–	(1)	1	1,272
Goodwill		7,861	–	–	–	–	7,861
Others		49	–	(4)	–	–	45
Total		125,076	1,690	(306)	(2,221)	575	124,814

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

23	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 30 June 2022			At 31 December 2021
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million

Short-term bank loans			40,057			24,959
– Renminbi loans			40,057			24,959
Short-term loans from Sinopec Group Company and fellow subsidiaries			3,112			2,407
– Renminbi loans			1,402			1,320
– US Dollar loans	226	6.7114	1,516	146	6.3757	934
– Euro loans	28	7.0084	194	21	7.2197	153
Total			43,169			27,366

At 30 June 2022, the Group’s interest rates on short-term loans were from interest 1.00% to 4.20% (At 31 December 2021: from interest 0.53% to 4.20%) per annum. The majority of the above loans are by credit.

At 30 June 2022 and 31 December 2021, the Group had no significant overdue short-term loans.

24	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 30 June 2022 and 31 December 2021 the Group had no overdue unpaid bills.

25	ACCOUNTS PAYABLE

At 30 June 2022 and 31 December 2021, the Group had no individually significant accounts payable aged over one year.

26	CONTRACT LIABILITIES

As at 30 June 2022 and 31 December 2021, the Group’s contract liabilities primarily represent advances from customers. Related performance obligations are satisfied and revenue is recognised within one year.

27	EMPLOYEE BENEFITS PAYABLE

(1)	Employee benefits payable:

	At 31 December 2021	Accrued during the period	Decreased during the period	At 30 June 2022

Short-term employee benefits	13,967	44,923	(36,563)	22,327
Post-employment benefits- defined contribution plans	69	7,071	(6,479)	661
Termination benefits	12	77	(77)	12
	14,048	52,071	(43,119)	23,000

(2)	Short-term employee benefits

	At 31 December 2021	Accrued during the period	Decreased during the period	At 30 June 2022

Salaries, bonuses, allowances	10,730	32,879	(24,310)	19,299
Staff welfare	2,586	3,366	(4,025)	1,927
Social insurance	277	3,366	(3,128)	515
Included: Medical insurance	265	3,085	(2,846)	504
Work-related injury insurance	6	213	(213)	6
Maternity insurance	6	68	(69)	5
Housing fund	48	3,544	(3,255)	337
Labour union fee, staff and workers’ education fee	279	657	(740)	196
Other short-term employee benefits	47	1,111	(1,105)	53
	13,967	44,923	(36,563)	22,327

(3)	Post-employment benefits – defined contribution plans

	At 31 December 2021	Accrued during the period	Decreased during the period	At 30 June 2022

Basic pension insurance	50	4,964	(4,375)	639
Unemployment insurance	8	161	(161)	8
Annuity	11	1,946	(1,943)	14
	69	7,071	(6,479)	661

28	TAXES PAYABLE

The Group

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Value-added tax payable	3,513	8,818
Consumption tax payable	15,364	56,084
Income tax payable	5,182	4,809
Mineral resources compensation fee payable	7	8
Other taxes	12,500	11,548
Total	36,566	81,267

29	OTHER PAYABLES

At 30 June 2022 and 31 December 2021, other payables of the Group over one year primarily represented payables for constructions.

30	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 30 June 2022			At 31 December 2021
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million

Long-term bank loans
– Renminbi loans			17,113			3,281
– US Dollar loans			–	2	6.3757	12
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			484			466
Long term loans due within one year			17,597			3,759
Debentures payable due within one year
– Renminbi debentures			28,377			7,000
Lease liabilities due within one year			16,239			15,173
Others			4,196			2,719
Non-current liabilities due within one year			66,409			28,651

At 30 June 2022 and 31 December 2021, the Group had no significant overdue long-term loans.

31	OTHER CURRENT LIABILITIES

As at 30 June 2022, other current liabilities mainly represent 74,000 million (31 December 2021: Nil) short-term corporate bonds and 12,400 million (31 December 2021: RMB12,800 million) output VAT to be transferred.

The total amount of the 180-day corporate bonds issued on 21 January 2022 is RMB2 billion with a fixed rate at 2.20% per annum; the total amount of the 270-day corporate bonds issued on 21 January 2022 is RMB4.5 billion with a fixed rate at 2.23% per annum; the total amount of the 270-day corporate bonds issued on 18 February 2022 is RMB6 billion with a fixed rate at 2.00% per annum; the total amount of the 120-day corporate bonds issued on 7 March 2022 is RMB1.5 billion with a fixed rate at 2.01% per annum; the total amount of the 244-day corporate bonds issued on 14 April 2022 is RMB20 billion with a fixed rate at 2.00% per annum; the total amount of the 218-day corporate bonds issued on 18 May 2022 is RMB20 billion with a fixed rate at 2.00% per annum; the total amount of the 161-day corporate bonds issued on 8 June 2022 is RMB7.5 billion with a fixed rate at 1.83% per annum; the total amount of the 90-day corporate bonds issued on 8 June 2022 is RMB12.5 billion with a fixed rate at 1.70% per annum.

32	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 30 June 2022			At 31 December 2021
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million

Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 4.00% per annum at 30 June 2022 (2021:1.08% to 4.00%) with maturities through 2039			79,865			38,880
– US Dollar loans	Interest rates at 0.00% per annum at 30 June 2022 (2021:1.55%) with maturities through 2038	8	6.7114	51	10	6.3757	64
Less: Portion with one year (note 30)				(17,113)			(3,293)
Long-term bank loans				62,803			35,651
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest 1.08% to 5.23% per annum at 30 June 2022 (2021:1.08% to 5.23%) with maturities through 2037			14,966			12,988
– US Dollar loans	Interest rates at 3.86% per annum at 30 June 2022 (2021:1.65%) with maturities in 2027	40	6.7114	271	183	6.3757	1,168
Less: Portion with one year (note 30)				(484)			(466)
Long-term loans from Sinopec Group Company and fellow subsidiaries				14,753			13,690

Total				77,556			49,341

The maturity analysis of the Group’s long-term loans is as follows:

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Between one and two years	9,309	18,373
Between two and five years	62,855	26,633
After five years	5,392	4,335
Total	77,556	49,341

Long-term loans are primarily unsecured, and carried at amortised costs.

33	DEBENTURES PAYABLE

The Group

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Debentures payable:
– Corporate Bonds (i)	43,245	49,649
Less: Portion with one year (note 30)	28,377	7,000
Total	14,868	42,649

Note:

(i)
These corporate bonds are carried at amortised cost, including USD denominated corporate bonds of RMB11,717 million, and RMB denominated corporate bonds of RMB31,528 million (31 December 2021: USD denominated corporate bonds of RMB11,127 million, and RMB denominated corporate bonds of RMB38,522 million).

34	LEASE LIABILITY

The Group

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Lease liabilities	184,885	185,406
Deduct：Portion of lease liabilities with one year (Note 30)	16,239	15,173
Total	168,646	170,233

35	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million

Balance at 1 January 2022	40,495
Provision for the period	867
Accretion expenses	521
Decrease for the period	(81)
Exchange adjustments	(71)
Balance at 30 June 2022	41,731

36	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

37	SHARE CAPITAL

The Group

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Registered, issued and fully paid:
95,557,771,046 listed A shares (31 December 2021: 95,557,771,046) of RMB1.00 each	95,558	95,558
25,513,438,600 listed H shares (31 December 2021: 25,513,438,600) of RMB1.00 each	25,513	25,513
Total	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB1.00 each and offer not more than 19.5 billion shares with a par value of RMB1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD1.59 per H share and USD20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong SAR and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong SAR and overseas investors.

37	SHARE CAPITAL (CONTINUED)

The Group (Continued)

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB1.00 each at RMB4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB1.00 each at the Placing Price of HKD8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserve for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2022, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 10.5% (31 December 2021: 10.6%) and 54.8% (31 December 2021: 51.5%), respectively.

The schedule of the contractual maturities of loans, debentures payable and commitments are disclosed in Notes 32, 33 and 62, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

38	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million

Balance at 1 January 2022	120,188
Other equity movements under the equity method	(2,102)
Others	3
Balance at 30 June 2022	118,089

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

39	OTHER COMPREHENSIVE INCOME

The Group

(a)	The changes of other comprehensive income in consolidated income statement

	Six-month period ended 30 June 2022
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million

Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the period	2,330	(888)	1,442
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(10,637)	1,821	(8,816)
Subtotal	12,967	(2,709)	10,258
Fair value hedges	(844)	–	(844)
Changes in fair value of other equity instrument investments	(14)	(3)	(17)
Other comprehensive loss that can be converted into profit or loss under the equity method	3,397	–	3,397
Foreign currency translation differences	3,913	–	3,913
Other comprehensive loss	19,419	(2,712)	16,707

	Six-month period ended 30 June 2021
	Before-tax amount	Tax effect	Net-of-tax amount
	RMB million	RMB million	RMB million

Effective portion of changes in fair value of hedging instruments recognised during the period	5,214	(1,130)	4,084
Less: Reclassification adjustments for amounts transferred to the consolidated income statement	(5,201)	645	(4,556)
Subtotal	10,415	(1,775)	8,640
Fair value hedges	(40)	–	(40)
Changes in fair value of other equity instrument investments	7	1	8
Other comprehensive loss that can be converted into profit or loss under the equity method	121	–	121
Foreign currency translation differences	(621)	–	(621)
Other comprehensive income	9,882	(1,774)	8,108

39	OTHER COMPREHENSIVE INCOME (CONTINUED)

The Group (Continued)

(b)	The change of each item in other comprehensive income

	Equity Attributable to shareholders of the company						Minority interests	Total other comprehensive income
	Other comprehensive loss that can be converted into profit or loss under the equity method	Changes in fair value of other equity instrument investments	Fair value hedges	Cash flow hedges	Foreign currency translation differences	Subtotal
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

1 January 2021	(6,089)	(20)	81	7,805	(739)	1,038	(2,600)	(1,562)
Change for the period	115	11	(20)	220	(463)	(137)	(425)	(562)
30 June 2021	(5,974)	(9)	61	8,025	(1,202)	901	(3,025)	(2,124)
1 January 2022	(5,765)	(18)	(29)	7,214	(2,092)	(690)	(3,315)	(4,005)
Change for the period	3,514	(13)	(422)	885	3,283	7,247	244	7,491
30 June 2022	(2,251)	(31)	(451)	8,099	1,191	6,557	(3,071)	3,486

As at 30 June 2022, cash flow hedge reserve amounted to a gain of RMB8,286 million (31 December 2021: a gain of RMB7,244 million), of which a gain of RMB8,099 million was attribute to shareholders of the Company (31 December 2021: a gain of RMB7,214 million).

40	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory	Discretionary
	surplus reserve	surplus reserves	Total
	RMB million	RMB million	RMB million

Balance at 1 January 2022	96,224	117,000	213,224
Appropriation	–	–	–
Balance at 30 June 2022	96,224	117,000	213,224

The PRC Company Law and Articles of Association of the Company have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

41	OPERATING INCOME AND OPERATING COSTS

	Six-month period ended 30 June
	The Group		The Company
	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million

Income from principal operations	1,582,236	1,231,523	636,090	456,623
Income from other operations	29,890	29,250	14,340	12,499
Total	1,612,126	1,260,773	650,430	469,122
Operating costs	1,330,825	998,286	521,323	363,427

The income from principal operations mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas. The income from other operations mainly represents revenue from sale of materials, service, rental income and others. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 64.

41	OPERATING INCOME AND OPERATING COSTS (CONTINUED)

The detailed information about the Group’s operating income is as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Income from principal operations	1,582,236	1,231,523
Included: Gasoline	389,830	345,353
Diesel	327,767	226,151
Crude oil	278,099	204,510
Basic chemical feedstock	140,022	112,346
Synthetic resin	74,451	70,793
Kerosene	71,419	51,165
Natural gas	38,017	30,007
Synthetic fiber monomers and polymers	25,186	21,885
Others (i)	237,445	169,313
Income from other operations	29,890	29,250
Included: Sale of materials and others	29,329	28,654
Rental income	561	596
Total	1,612,126	1,260,773

Notes:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical byproducts and joint products and so on.

(ii)	Except for rental income, the above income are generated from the contract.

42	TAXES AND SURCHARGES

The Group

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Consumption tax	103,510	100,539
City construction tax	9,011	8,292
Special Oil Income Levy	8,095	185
Education surcharge	6,486	6,132
Resources tax	4,404	3,004
Others	2,903	2,748
Total	134,409	120,900

The applicable tax rate of the taxes and surcharges are set out in Note 4.

43	FINANCIAL EXPENSES

The Group

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Interest expenses incurred	3,605	2,691
Less: Capitalised interest expenses	597	349
Add: Interest expense on lease liabilities	4,595	4,627
Net interest expenses	7,603	6,969
Accretion expenses (Note 35)	521	691
Interest income	(3,012)	(2,663)
Net foreign exchange loss/(gain)	225	(95)
Total	5,337	4,902

The interest rates per annum at which borrowing costs were capitalised during the six-month period ended 30 June 2022 by the Group ranged from 2.70% to 4.50% (six-month period ended 30 June 2021: 1.60% to 4.90%).

44	CLASSIFICATION OF EXPENSES BY NATURE

The operating costs, selling and distribution expenses, general and administrative expenses, research and development expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Purchased crude oil, products and operating supplies and expenses	1,262,183	945,555
Personnel expenses	49,223	45,195
Depreciation, depletion and amortisation	53,638	54,466
Exploration expenses (including dry holes)	5,738	4,846
Other expenses	26,404	26,331
Total	1,397,186	1,076,393

45	SELLING AND DISTRIBUTION EXPENSES

Selling expenses mainly include wages and salaries of sales staff, depreciation and amortization of sales equipment and related systems, etc.

46	GENERAL AND ADMINISTRATIVE EXPENSES

Administrative expenses mainly include salaries and salaries of administrative personnel, depreciation and amortization of office facilities, office systems and software, and repair costs.

47	RESEARCH AND DEVELOPMENT EXPENSES

The research and development expenditures are mainly used for the replacement of resources in upstream, optimising structure and operation upgrades in refining sector, structured adjustment of materials and products in chemical segment.

48	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

49	OTHER INCOME

Other income are mainly the government grants related to the business activities.

50	INVESTMENT (LOSS)/INCOME

	Six-month period ended 30 June
	The Group		The Company
	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million

Income from investment of subsidiaries accounted for under cost method	–	–	13,431	5,366
Income from investment accounted for under equity method	7,327	11,133	3,014	4,366
Investment income from disposal of long-term equity investments	69	60	2	60
Dividend income from holding of other equity instrument investments	14	(21)	–	(39)
Investment loss from holding/disposal of financial assets and liabilities and derivative financial instruments at fair value through profit or loss	(17,331)	(5,390)	–	(95)
Gain/(loss) from ineffective portion of cash flow hedges	(430)	(942)	175	365
Others	44	50	678	579
Total	(10,307)	4,890	17,300	10,602

51	(LOSSES)/GAINS FROM CHANGES IN FAIR VALUE

The Group

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Net fair value losses on financial assets and financial liabilities at fair value through profit or loss	(1,972)	(523)
Unrealised gains from ineffective portion cash flow hedges, net	414	639
Total	(1,558)	116

52	IMPAIRMENT LOSSES

The Group

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Prepayments	22	(33)
Inventories	1,436	430
Fixed assets	2	484
Others	(4)	45
Total	1,456	926

53	NON-OPERATING INCOME

The Group

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Government grants	156	305
Others	699	391
Total	855	696

54	NON-OPERATING EXPENSES

The Group

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Fines, penalties and compensation	14	39
Donations	101	8
Asset scrap, damage loss	171	344
Others	793	690
Total	1,079	1,081

55	INCOME TAX EXPENSE

The Group

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Provision for income tax for the period	14,135	17,389
Deferred taxation	(44)	(2,373)
Under-provision for income tax in respect of preceding year	370	36
Total	14,461	15,052

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Profit before taxation	63,977	63,853
Expected income tax expense at a tax rate of 25%	15,994	15,963
Tax effect of non-deductible expenses	1,980	3,748
Tax effect of non-taxable income	(1,843)	(3,119)
Tax effect of preferential tax rate (i)	(1,539)	(1,377)
Effect of income taxes at foreign operations	54	(433)
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(732)	(361)
Tax effect of tax losses not recognised	147	30
Write-down of deferred tax assets	30	565
Adjustment for under provision for income tax in respect of preceding years	370	36
Actual income tax expense	14,461	15,052

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15%. According to Announcement [2020] No.23 of the MOF “Announcement of the MOF, the State Taxation Administration and the National Development and Reform Commission on continuation of the income tax policy of western development enterprises”, the preferential income tax rate extends from 1 January 2021 to 31 December 2030.

56	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date
Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2022, the directors authorised to declare the interim dividends for the year ended 31 December 2022 of RMB0.16 (2021: RMB0.16) per share totalling RMB19,371 million (2021: RMB19,371 million). Dividends declared after the date of the statement of financial position are not recognised as a liability at the date of the statement of financial position.

(b)	Dividends of ordinary shares declared during the period
Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2022, a final dividend of RMB0.31 per share totaling RMB37,532 million according to total shares of 9 June 2022 was approved. All dividends have been paid in June 2022.

Pursuant to the shareholders’ approval at the Annual General Meeting on 25 May 2021, a final dividend of RMB0.13 per share totaling RMB15,739 million according to total shares of 16 June 2021 was approved. All dividends have been paid in June 2021.

57	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Net profit	49,516	48,801
Add: Impairment losses on assets	1,456	926
Credit impairment reversals	(72)	(55)
Depreciation of right-of-use assets	6,544	6,437
Depreciation of fixed assets	42,020	43,357
Amortisation of intangible assets and long-term deferred expenses	5,074	4,672
Dry hole costs written off	3,725	2,640
Net loss on disposal of non-current assets	36	63
Fair value gain/(loss)	1,558	(116)
Financial expenses	5,112	4,997
Investment loss/(income)	10,307	(4,890)
Increase in deferred tax assets	(1,885)	(4,460)
Increase in deferred tax liabilities	1,841	2,087
Increase in inventories	(79,034)	(48,011)
Safety fund reserve	1,043	953
Increase in operating receivables	(49,228)	(46,447)
Increase in operating payables	6,934	37,393
Net cash flow from operating activities	4,947	48,347

(b)	Net change in cash:

	2021	2020
	RMB million	RMB million

Cash balance at the end of the period	139,178	78,114
Less: Cash at the beginning of the period	108,590	87,559
Net increase/(decrease) of cash	30,588	(9,445)

(c)	The analysis of cash held by the Group is as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Cash at bank and on hand
– Cash on hand	–	1
– Demand deposits	139,178	78,113
Cash at the end of the period	139,178	78,114

(d)	Cash or cash equivalents received by disposal of subsidiaries and other business units:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Cash received by disposal of oil and gas pipelines and relevant assets	–	3,756
Others	1	540
Total	1	4,296

(e)	Other cash paid relating to financing activities:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Repayments of lease liabilities	7,166	9,408
Others	1,774	2,050
Total	8,940	11,458

58	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Unified social credit identifier	:	9111000010169286X1
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Ma Yongsheng
Registered capital	:	RMB326,547 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 68.77% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
PipeChina
Sinopec Finance
Sinopec Capital
Zhongtian Synergetic Energy
CIR

Joint ventures of the Group:
FREP
BASF-YPC
Taihu
YASREF
Sinopec SABIC Tianjin

Note:	Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

58	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(3)	The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	Six-month period ended 30 June
		2022	2021
		RMB million	RMB million

Sales of goods	(i)	169,483	131,981
Purchases	(ii)	80,755	90,070
Transportation and storage	(iii)	9,474	6,928
Exploration and development services	(iv)	15,512	15,046
Production related services	(v)	19,092	14,606
Ancillary and social services	(vi)	–	617
Agency commission income	(vii)	91	97
Interest income	(viii)	382	381
Interest expense	(ix)	216	196
Net deposits placed with related parties	(viii)	17,410	733
Net funds obtained from related parties	(x)	29,695	6,241

The amounts set out in the table above in respect of the six-month periods ended 30 June 2022 and 2021 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2022 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB68,143 million (six-month period ended 30 June 2021: RMB76,693 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB61,818 million (six-month period ended 30 June 2021: RMB69,981 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB0 million (six-month period ended 30 June 2021: RMB617 million), lease charges for land, buildings and others paid by the Group of RMB5,568 million, RMB470 million and RMB71 million (six-month period ended 30 June 2021: RMB5,402 million, RMB423 million and RMB74 million), respectively and interest expenses of RMB216 million (six-month period ended 30 June 2021: RMB196 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB31,238 million (six-month period ended 30 June 2021: RMB21,492 million), comprising RMB30,832 million (six-month period ended 30 June 2021: RMB21,075 million) for sales of goods, RMB382 million (six-month period ended 30 June 2021: RMB381 million) for interest income and RMB24 million (six-month period ended 30 June 2021: RMB36 million) for agency commission income.

For the six-month period ended 30 June 2022, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2022 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB3,953 million (six-month period ended 30 June 2021: RMB3,730 million).

For the six-month period ended 30 June 2022, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB5,571 million, RMB471 million and RMB133 million (six-month period ended 30 June 2021: RMB5,404 million, RMB425 million and RMB151 million).

As at 30 June 2022 and 31 December 2021, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 63(b). Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 63(b).

Notes:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection, and management services.

58	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business, are as follows:  (Continued)

Notes: (Continued)

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance. The “Agreement for Provision of Cultural and Educational, Health Care and Community Services” has expired on December 31, 2021. As the scale of such services has been significantly reduced after the separation and transfer of assets and operations of the supply of water, power, gas and property management, the “Agreement for Provision of Cultural and Educational, Health Care and Community Services” will not be renewed, and the training-related or similar services such as cultural education and auxiliary services under it have been merged into the Mutual Provision Agreement.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and others from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2021. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧	the government-prescribed price;

‧	where there is no government-prescribed price, the government-guidance price;

‧	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

(f)
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Sixth Supplementary Agreement on 27 August 2021, which took effect on 1 January 2022 and made adjustment to “Mutual Supply Agreement” and “Buildings Leasing Contract”, etc.

58	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures
The balances with Sinopec Group Company and fellow subsidiaries, associates and joint ventures at 30 June 2022 and 31 December 2021 are as follows:

	The ultimate holding company		Other related companies
	At 30 June	At 31 December	At 30 June	At 31 December
	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million

Cash at bank and on hand	–	–	79,092	61,682
Accounts receivable	15	30	12,573	8,625
Receivables financing	–	–	109	186
Other receivables	–	–	17,512	13,941
Prepayments and other current assets	23	19	1,765	577
Other non-current assets	–	–	3,738	3,116
Bills payable	–	5	3,086	3,798
Accounts payable	104	228	12,627	10,139
Contract liabilities	34	50	4,628	4,627
Other payables and other current liabilities	140	85	60,409	50,564
Other non-current liabilities	–	–	4,177	2,779
Short-term loans	–	–	3,112	2,407
Long-term loans (including current portion)	–	–	15,237	14,156
Lease liabilities (including current portion)	71,817	72,176	87,183	86,585

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 23 and Note 32.

As at and for the six-month period ended 30 June 2022, and as at and for the year ended 31 December 2021, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(5)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	Six-month period ended 30 June
	2022	2021
	RMB thousand	RMB thousand

Short-term employee benefits	5,075	1,771
Retirement scheme contributions	270	120
Total	5,345	1,891

59	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

59	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(a)	Oil and gas properties and reserves
The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, the Group’s earnings could be affected by changes in depreciation expense or an immediate write-down of the carrying amount of oil and properties.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “CASs 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price, amount of operating costs and discount rate. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price, amount of operating costs and discount rate.

(c)	Depreciation
Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Measurement of expected credit losses
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

The Group measures and recognises expected credit losses, considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

(e)	Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

60	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the six-month period ended 30 June 2022. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual Investment at 30 June 2022	Percentage of equity interest/voting right held by the Group	Minority Interests at 30 June 2022
		million	million	%	RMB million

(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB1,400	RMB1,856	100.00	10
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB5,000	RMB6,585	100.00	5,380
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB1,500	RMB2,424	100.00	251
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB15,651	RMB15,651	100.00	–
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB3,374	RMB3,374	100.00	92
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB4,000	RMB6,713	100.00	–
Sinopec Marketing Co. Limited (“Marketing Company”)	Marketing and distribution of refined petroleum products	RMB28,403	RMB20,000	70.42	79,870
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Provision of crude oil jetty services and natural gas pipeline transmission services	HKD248	HKD3,952	60.33	5,090
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB10,824	RMB5,820	50.44	14,440
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (i)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB10,492	RMB5,246	50.00	6,784
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB8,250	RMB8,250	100.00	4,653
Sinopec Overseas Investment Holding Limited (“SOIH”)	Investment holding of overseas business	USD3,374	USD3,374	100.00	–
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB1,000	RMB1,165	100.00	142
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB22,761	RMB22,795	100.00	20
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB5,294	RMB5,240	98.98	131
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	Crude oil processing and petroleum products manufacturing	RMB6,397	RMB5,776	90.30	2,460
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB5,000	RMB4,250	85.00	1,916
Sinopec-SK (Wuhan) Petrochemical Company Limited (“Sinopec-SK”)	Production, sale, research and development of ethylene and downstream byproducts	RMB7,193	RMB7,193	59.00	4,779
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB9,606	RMB12,615	100.00	25
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB1,595	RMB7,233	100.00	–
Gaoqiao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB10,000	RMB4,804	55.00	8,068
Sinopec Baling Petrochemical Co. Ltd. (“Baling Petrochemical”) (ii)	Crude oil processing and petroleum products manufacturing	RMB3,000	RMB3,340	55.00	2,599
(d) Subsidiaries acquired through business combination not under common control:
Shanghai SECCO	Production and sale of petrochemical products	RMB500	RMB500	67.59	2,272

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the period are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

Note:

(i)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

60	PRINCIPAL SUBSIDIARIES (CONTINUED)

Summarised financial information on subsidiaries with material minority interests

Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary whose minority interests that are material to the Group.

Summarised consolidated balance sheet

	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31	At 30	At 31
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million	million	million	million	million	million

Current assets	188,879	159,599	24,106	22,759	16,701	20,932	3,733	1,464	5,273	4,761	5,976	6,066	7,630	6,791
Current liabilities	(204,256)	(193,315)	(10,988)	(1,430)	(12,614)	(15,796)	(1,355)	(142)	(402)	(196)	(7,166)	(5,434)	(11,090)	(8,122)
Net current (liabilities)/assets	(15,377)	(33,716)	13,118	21,329	4,087	5,136	2,378	1,322	4,871	4,565	(1,190)	632	(3,460)	(1,331)
Non-current assets	319,994	326,437	10,052	8,954	25,780	26,106	11,893	13,208	8,079	8,195	9,664	11,402	19,761	20,650
Non-current liabilities	(58,073)	(59,604)	(11,594)	(17,823)	(862)	(847)	(704)	(700)	(160)	(170)	(1,465)	(1,418)	(5,335)	(7,512)
Net non-current assets/(liabilities)	261,921	266,833	(1,542)	(8,869)	24,918	25,259	11,189	12,508	7,919	8,025	8,199	9,984	14,426	13,138

Summarised consolidated statement of comprehensive income and cash flow

Six-month period	Marketing Company		SIPL		Shanghai Petrochemical		Fujian Petrochemical		Sinopec Kantons		Shanghai SECCO		Sinopec-SK
ended 30 June	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover	790,246	633,752	2,053	762	45,900	37,137	2,639	2,771	268	277	12,927	14,459	27,988	23,172
Net profit/(loss) for the period	12,771	12,969	1,117	643	(431)	1,249	(275)	1,025	295	558	(854)	2,328	119	974
Total comprehensive income	14,952	12,981	830	465	(157)	1,302	(275)	1,025	447	411	(854)	2,328	119	974
Comprehensive income attributable to minority interests	5,161	4,527	247	275	(75)	648	(137)	512	177	221	(277)	754	49	399
Dividends paid to minority interests	622	1,008	–	–	547	536	–	–	98	98	898	1,028	397	–
Net cash flow generated from/ (used in) operating activities	7,603	15,743	1,370	282	(6,405)	(2,390)	1,257	87	58	(639)	(1,284)	1,735	(664)	751

61	CHANGE IN THE SCOPE OF CONSOLIDATION

Business combination under common control

Business combination under common control in 2021

Pursuant to resolution passed at the Director’s meeting on 26 March 2021, the Company entered into agreements with Sinopec Assets Management Corporation (“SAMC”) and Beijing Orient Petrochemical Industry Co., Ltd. (“BJOPI”), and its subsidiary,Sinopec Beihai Refining and Chemical Limited Liability Company entered into an agreement with Beihai Petrochemical Limited Liability Company of Sinopec Group (“BHP”). According to the relevant agreements, the Company proposed to acquire non equity assets such as the polypropylene devices and utility business assets of Cangzhou Branch held by SAMC, organic plant business held by BJOPI, and the pier operation platform held by BHP.

Pursuant to the resolution passed at the Directors’ meeting on 29 November 2021, the Company entered into agreements with SAMC, and Sinopec Beijing Yanshan Petrochemical Co., Ltd. (“SBJYSP”), and its subsidiary, Sinopec Yizheng Chemical Fibre Company Limited entered into an agreement with SAMC. According to the relevant agreements, the Group proposed to acquire non equity assets such as thermal power, water and other business, PBT resin and other business of Yizheng Branch held by SAMC, and thermal power and other businesses held by SBJYSP.

As the Company, SAMC, BJOPI, BHP and SBJYSP are all under the control of Sinopec Group Company, the transaction described above has been accounted as business combination under common control. Accordingly, the equity and assets acquired from Sinopec Group Company have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Sinopec Group Company on a combined basis.

The transactions under the after-mentioned agreements will further improve the integrated operation level of the Group, optimise the allocation of resources, reduce connected transactions on the whole, so as to enhance the comprehensive competitiveness of the Group in its business locations.

The financial condition as at 30 June 2021 and the results of operation for the period ended 30 June 2021 previously reported by the Group have been restated.

62	COMMITMENTS

Capital commitments

At 30 June 2022 and 31 December 2021, the capital commitments of the Group are as follows:

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Authorised and contracted for (i)	115,321	184,430
Authorised but not contracted for	105,534	90,227
Total	220,855	274,657

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB1,713 million (31 December 2021: RMB3,648 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

Estimated future annual payments are as follows:

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Within one year	356	301
Between one and two years	123	112
Between two and three years	120	110
Between three and four years	96	102
Between four and five years	60	64
Thereafter	849	846
Total	1,604	1,535

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

63	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 30 June 2022 and 31 December 2021, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Joint ventures (i)	9,025	9,117
Associates (ii)	4,394	5,746
Total	13,419	14,863

Note:

(i)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongan United Coal Chemical Co., Ltd. (“Zhongan United”) by banks amounting to RMB7,100 million (31 December 2021: RMB7,100 million). As at 30 June 2022, the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Zhongan United from banks and guaranteed by the Group was RMB5,467 million (31 December 2021: RMB5,680 million).

The Group provided a guarantee in respect to standby credit facilities granted to Amur Gas Chemical Complex Limited Liability Company (“Amur Gas”) by banks amounting to RMB17,643 million (31 December 2021: RMB23,208 million), and secured by a pledge of its 40% equity interest in Amur Gas. As at 30 June 2022, the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Amur Gas from banks and guaranteed by the Group was RMB3,538 million (31 December 2021: RMB3,264 million).

The Group provided a guarantee in respect to payment obligation under the raw material supply agreement of Amur Gas amounting to RMB16,309 million (31 December 2021: RMB15,493 million). As at 30 June 2022, Amur Gas has not yet incurred the relevant payment obligations and therefore the Group has no guarantee amount (31 December 2021: Nil).

The Group provided a guarantee in respect the engineering services agreement of Amur Gas amounting to RMB2,924 million (31 December 2021: RMB3,012 million). As at 30 June 2022, the relevant payables for constructions of Amur Gas (the portion corresponding to the shareholding ratio of the Group) and guaranteed by the Group was RMB20 million (31 December 2021: RMB173 million).

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amounting to RMB17,050 million(31 December 2021: RMB17,050 million). As at 30 June 2022, the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Zhongtian Synergetic Energy and guaranteed by the Group was RMB4,394 million (2021: RMB5,746 million).

Management monitors the risk that the specified debtor will default on the contract and recognises a provision when ECLs on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees. At 30 June 2022 and 31 December 2021, the Group estimates that there is no material liability has been accrued for ECLs related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group recognised normal routine pollutant discharge fees of approximately RMB4,355 million in the consolidated financial statements for the six-month period ended 30 June 2022 (six-month period ended 30 June 2021: RMB4,211 million).

Legal contingencies

The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

64	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

64	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Reportable information on the Group’s operating segments is as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Income from principal operations
Exploration and production
External sales	95,825	67,727
Inter-segment sales	60,314	39,391
	156,139	107,118
Refining
External sales	98,941	79,792
Inter-segment sales	674,791	543,681
	773,732	623,473
Marketing and distribution
External sales	767,183	613,521
Inter-segment sales	4,916	2,967
	772,099	616,488
Chemicals
External sales	234,168	197,756
Inter-segment sales	39,089	30,030
	273,257	227,786
Corporate and others
External sales	386,119	272,727
Inter-segment sales	525,043	340,701
	911,162	613,428
Elimination of inter-segment sales	(1,304,153)	(956,770)

Consolidated income from principal operations	1,582,236	1,231,523
Income from other operations
Exploration and production	2,029	2,408
Refining	1,904	2,392
Marketing and distribution	19,894	18,682
Chemicals	4,953	4,857
Corporate and others	1,110	911
Consolidated income from other operations	29,890	29,250

Consolidated operating income	1,612,126	1,260,773

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Operating profit
By segment
Exploration and production	25,358	5,218
Refining	28,751	39,177
Marketing and distribution	17,964	16,583
Chemicals	120	12,845
Corporate and others	18,164	1,646
Elimination	(11,210)	(12,860)
Total segment operating profit	79,147	62,609
Investment income
Exploration and production	2,087	1,772
Refining	404	617
Marketing and distribution	(793)	887
Chemicals	1,524	4,891
Corporate and others	(13,529)	(3,277)
Total segment investment (loss)/income	(10,307)	4,890
Less: Financial expenses	5,337	4,902
Add: Other income	2,121	1,244
(Losses)/gains from changes in fair value	(1,558)	116
Asset disposal gains	135	281

Operating profit	64,201	64,238
Add: Non-operating income	855	696
Less: Non-operating expenses	1,079	1,081
Profit before taxation	63,977	63,853

64	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Assets
Segment assets
Exploration and production	384,553	371,100
Refining	351,070	304,785
Marketing and distribution	393,481	377,499
Chemicals	242,373	222,803
Corporate and others	185,924	133,961
Total segment assets	1,557,401	1,410,148
Cash at bank and on hand	233,937	221,989
Long-term equity investments	219,347	209,179
Deferred tax assets	20,179	19,389
Other unallocated assets	28,950	28,550
Total assets	2,059,814	1,889,255
Liabilities
Segment liabilities
Exploration and production	169,851	159,358
Refining	69,282	129,103
Marketing and distribution	207,241	210,215
Chemicals	70,613	65,103
Corporate and others	259,004	197,447
Total segment liabilities	775,991	761,226
Short-term loans	43,169	27,366
Non-current liabilities due within one year	66,409	28,651
Long-term loans	77,556	49,341
Debentures payable	14,868	42,649
Deferred tax liabilities	8,860	7,910
Other non-current liabilities	20,146	18,276
Other unallocated liabilities	121,143	37,795
Total liabilities	1,128,142	973,214

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Capital expenditure
Exploration and production	33,337	23,965
Refining	8,929	7,913
Marketing and distribution	3,072	6,773
Chemicals	18,214	19,042
Corporate and others	1,102	355
	64,654	58,048
Depreciation, depletion and amortisation
Exploration and production	21,604	23,745
Refining	10,273	10,039
Marketing and distribution	11,645	11,459
Chemicals	8,639	7,735
Corporate and others	1,477	1,488
	53,638	54,466
Impairment losses on long-lived assets
Exploration and production	–	–
Refining	2	427
Marketing and distribution	–	52
Chemicals	–	50
Corporate and others	–	–
	2	529

64	SEGMENT REPORTING (CONTINUED)

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial assets and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

External sales
Mainland China	1,243,368	972,498
Singapore	193,966	141,109
Others	174,792	147,166
	1,612,126	1,260,773

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Non-current assets
Mainland China	1,288,998	1,268,814
Others	42,004	40,551
	1,331,002	1,309,365

65	FINANCIAL INSTRUMENTS

Overview

Financial assets of the Group include cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing, other receivables and other equity instrument investments. Financial liabilities of the Group include short-term loans, derivative financial liabilities, bills payable, accounts payable, employee benefits payable, other payables, long-term loans, debentures payable and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk; and

‧	market risk.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 30 June 2022, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank and on hand, financial assets held for trading, derivative financial assets, accounts receivable, receivables financing, other receivables and long-term receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

65	FINANCIAL INSTRUMENTS (CONTINUED)

Credit risk (Continued)

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is accounts receivable, receivables financing and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For accounts receivable, and receivables financing, the Group applies the “No.22 Accounting Standards for Business Enterprises – Financial instruments: recognition and measurement” simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all accounts receivable, and receivables financing.

To measure the expected credit losses, accounts receivable, and receivables financing have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before 30 June 2022 or 31 December 2021, respectively, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the accounts receivable, and receivables financing.

The detailed analysis of accounts receivable and receivables financing is listed in Note 8 and Note 9.

The Group’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected credit losses. The Group considers “low credit risk” for other receivables when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the near term.

Liquidity risk

Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 30 June 2022, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB453,635 million (31 December 2021: RMB441,559 million) on an unsecured basis, at a weighted average interest rate of 2.70% per annum (2021: 2.81%). At 30 June 2022, the Group’s outstanding borrowings under these facilities were RMB34,507 million (31 December 2021: RMB11,700 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates at the balance sheet date) and the earliest date the Group would be required to repay:

	At 30 June 2022
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term loans	43,169	43,749	43,749	–	–	–
Derivative financial liabilities	15,367	15,367	15,367	–	–	–
Bills payable	11,347	11,347	11,347	–	–	–
Accounts payable	236,871	236,871	236,871	–	–	–
Other payables	122,481	122,481	122,481	–	–	–
Non-current liabilities due within one year	66,409	68,112	68,112	–	–	–
Short-term corporate bonds	74,008	74,545	74,545	–	–	–
Long-term loans	77,556	84,141	1,922	11,138	64,844	6,237
Debentures payable	14,868	18,700	473	2,423	10,323	5,481
Lease liabilities	168,646	283,344	–	12,819	36,882	233,643
Total	830,722	958,657	574,867	26,380	112,049	245,361

65	FINANCIAL INSTRUMENTS (CONTINUED)

Liquidity risk (Continued)

	At 31 December 2021
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term loans	27,366	27,787	27,787	–	–	–
Derivative financial liabilities	3,223	3,223	3,223	–	–	–
Bills payable	11,721	11,721	11,721	–	–	–
Accounts payable	203,919	203,919	203,919	–	–	–
Other payables	128,749	128,749	128,749	–	–	–
Non-current liabilities due within one year	28,651	29,554	29,554	–	–	–
Long-term loans	49,341	53,704	1,230	19,350	27,786	5,338
Debentures payable	42,649	47,553	1,195	30,645	10,443	5,270
Lease liabilities	170,233	280,652	–	12,030	35,412	233,210
Total	665,852	786,862	407,378	62,025	73,641	243,818

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured.

The Group does not have significant financial instruments that are denominated in foreign currencies other than the functional currencies of respective entities as at 30 June, and consequently does not have significant exposure to foreign currency risk.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 23 and Note 32, respectively.

At 30 June 2022, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the period by approximately RMB485 million (31 December 2021: decrease/increase RMB254 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2021.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of such risk.

Evaluate and monitor market risk exposure arising from trading positions based on dynamic market research and judgment, combined with resource demand and production and management plans, to continuously manage and hedge the risk of commodity price fluctuations arising from market changes.

At 30 June 2022, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 30 June 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB39,965 million (31 December 2021: RMB18,359 million) and derivative financial liabilities of RMB15,349 million (31 December 2021: RMB3,214 million).

65	FINANCIAL INSTRUMENTS (CONTINUED)

Market risk (Continued)

(c)	Commodity price risk (Continued)

At 30 June 2022, it is estimated that a general increase/decrease of USD10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s net profit for the period by approximately RMB2,700 million (31 December 2021: decrease/increase RMB2,996 million), and increase/decrease the Group’s other comprehensive income by approximately RMB2,383 million (31 December 2021: decrease/increase RMB1,160 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2021.

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2022

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Financial assets held for trading:
– Structured deposits	–	–	1,009	1,009
– Exchange traded fund	3	–	–	3
Derivative financial assets:
– Derivative financial assets	13,287	27,102	–	40,389
Receivables financing:
– Receivables financing	–	–	5,889	5,889
Other equity instrument investments:
– Other Investments	171	–	600	771
	13,461	27,102	7,498	48,061
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	2,773	12,594	–	15,367
	2,773	12,594	–	15,367

65	FINANCIAL INSTRUMENTS (CONTINUED)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2021

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial assets:
– Derivative financial assets	5,883	12,488	–	18,371
Receivables financing:
– Receivables financing	–	–	5,939	5,939
Other equity instrument investments:
– Other Investments	179	–	588	767
	6,062	12,488	6,527	25,077
Liabilities
Derivative financial liabilities:
– Derivative financial liabilities	804	2,419	–	3,223
	804	2,419	–	3,223

During the six-month period ended 30 June 2022, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and receivables financing classified as Level 3 financial assets.

(ii)	Fair values of financial instruments carried at other than fair value

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.15% to 4.45% (31 December 2021: from 0.30% to 4.65%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2022 and 31 December 2021:

	At 30 June	At 31 December
	2022	2021
	RMB million	RMB million

Carrying amount	123,161	88,593
Fair value	119,810	85,610

The Group has not developed an internal valuation model necessary to estimate the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2022 and 31 December 2021.

66	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share

Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	Six-month period ended 30 June
	2022	2021

Net profit attributable to equity shareholders of the Company (RMB million)	43,530	39,426
Weighted average number of outstanding ordinary shares of the Company (million)	121,071	121,071
Basic earnings per share (RMB/share)	0.360	0.326

The calculation of the weighted average number of ordinary shares is as follows:

	Six-month period ended 30 June
	2022	2021

Weighted average number of outstanding ordinary shares of the Company at 1 January (million)	121,071	121,071
Weighted average number of outstanding ordinary shares of the Company at 30 June (million)	121,071	121,071

(ii)	Diluted earnings per share

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

67	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

Six-month period ended 30 June	2022			2021
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)

Net profit attributable to the Company’s ordinary equity shareholders	5.57	0.360	0.360	5.20	0.326	0.326
Net profit deducted extraordinary gains attributable to the Company’s ordinary equity shareholders	5.50	0.355	0.355	5.06	0.317	0.317

68	NON-RECURRING PROFIT/LOSS ITEMS

Non-recurring profit/loss items	Six-month period ended 30 June 2022	Six-month period ended 30 June 2021
	(Profit)/loss (RMB Million)	(Profit)/loss (RMB Million)

Net profit on disposal of non-current assets	(135)	(281)
Donations	101	8
Government grants	(1,340)	(1,549)
Gains on holding and disposal of business and various investments	(125)	(166)
Other non-operating income and expenses, net	288	690
Net profit/(loss) acquired through business combination under common control during the reporting period	–	(376)
Subtotal	(1,211)	(1,674)
Tax effect	475	491
Total	(736)	(1,183)
Attributable to:
Equity shareholders of the Company	(570)	(1,006)
Minority interests	(166)	(177)

REPORT OF THE INTERNATIONAL AUDITOR

REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA PETROLEUM & CHEMICAL CORPORATION
(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on page 109 to 142 which comprises the consolidated statement of financial position of China Petroleum & Chemical Corporation (the “Company”) as of 30 June 2022 and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flow for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim Financial Reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2022 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim Financial Reporting.

KPMG
Certified Public Accountants

8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

26 August 2022

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
For the six-month period ended 30 June 2022
(Amounts in million, except per share data)

	Notes	Six-month period ended 30 June
		2022	2021
		RMB	RMB

Revenue
Revenue from primary business	3	1,582,236	1,231,523
Other operating revenues		29,890	29,250
		1,612,126	1,260,773
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,262,183)	(945,555)
Selling, general and administrative expenses		(26,797)	(25,810)
Depreciation, depletion and amortisation		(53,638)	(54,466)
Exploration expenses, including dry holes		(5,738)	(4,846)
Personnel expenses		(49,223)	(45,195)
Taxes other than income tax	4	(134,409)	(120,900)
Impairment reversal on trade and other receivables		72	55
Other operating income/(expenses), net		(17,286)	(5,570)
Total operating expenses		(1,549,202)	(1,202,287)

Operating profit		62,924	58,486
Finance costs
Interest expense		(8,124)	(7,660)
Interest income		3,012	2,663
Foreign currency exchange (losses)/gains, net		(225)	95
Net finance costs		(5,337)	(4,902)
Investment income		126	114
Share of profits less losses from associates and joint ventures		7,327	11,133

Profit before taxation		65,040	64,831
Income tax expense	5	(14,461)	(15,052)
Profit for the period		50,579	49,779
Attributable to:
Shareholders of the Company		44,451	40,227
Non-controlling interests		6,128	9,552
Profit for the period		50,579	49,779
Earnings per share:
Basic	7	0.367	0.332
Diluted	7	0.367	0.332

Notes to the financial statements on pages 116 to 142 are parts of the interim condensed consolidated financial statements. Details of dividends payable to shareholders of the Company attributable to the profit for the period are set out in Note 6.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six-month period ended 30 June 2022
(Amounts in million)

	Notes	Six-month period ended 30 June
		2022	2021
		RMB	RMB

Profit for the period		50,579	49,779
Other comprehensive income:
Item that may not be reclassified subsequently to profit or loss
Equity investments at fair value through other comprehensive income		(17)	8
Total items that may not be reclassified subsequently to profit or loss		(17)	8
Items that may be reclassified subsequently to profit or loss
Share of other comprehensive income of associates and joint ventures		3,397	121
Cash flow hedges		10,258	8,640
Cost of hedging reserve		(844)	(40)
Foreign currency translation differences		3,913	(621)
Total items that may be reclassified subsequently to profit or loss		16,724	8,100
Total other comprehensive income		16,707	8,108

Total comprehensive income for the period		67,286	57,887
Attributable to:
Shareholders of the Company		60,484	48,211
Non-controlling interests		6,802	9,676
Total comprehensive income for the period		67,286	57,887

Notes to the financial statements on pages 116 to 142 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 June 2022
(Amounts in million)

	Notes	30 June	31 December
		2022	2021
		RMB	RMB

Non-current assets
Property, plant and equipment, net	8	599,254	598,925
Construction in progress	9	169,056	155,939
Right-of-use assets	10	267,501	268,408
Goodwill		8,727	8,594
Interest in associates		158,314	148,729
Interest in joint ventures		61,033	60,450
Financial assets at fair value through other comprehensive income	13	771	767
Deferred tax assets		20,179	19,389
Long-term prepayments and other assets	11	68,546	70,030
Total non-current assets		1,353,381	1,331,231
Current assets
Cash and cash equivalents		139,178	108,590
Time deposits with financial institutions		94,759	113,399
Financial assets at fair value through profit or loss		1,012	–
Derivative financial assets		40,389	18,371
Trade accounts receivable	12	63,717	34,861
Financial assets at fair value through other comprehensive income	13	5,889	5,939
Inventories		285,032	207,433
Prepaid expenses and other current assets		76,457	69,431
Total current assets		706,433	558,024
Current liabilities
Short-term debts	14	159,555	35,252
Loans from Sinopec Group Company and fellow subsidiaries	14	3,596	2,873
Lease liabilities	15	16,239	15,173
Derivative financial liabilities		15,367	3,223
Trade accounts payable and bills payable	16	248,218	215,640
Contract liabilities		124,411	124,622
Other payables		221,055	239,688
Income tax payable		5,182	4,809
Total current liabilities		793,623	641,280

Net current liabilities		87,190	83,256

Total assets less current liabilities		1,266,191	1,247,975
Non-current liabilities
Long-term debts	14	77,671	78,300
Loans from Sinopec Group Company and fellow subsidiaries	14	14,753	13,690
Lease liabilities	15	168,646	170,233
Deferred tax liabilities		8,860	7,910
Provisions		44,443	43,525
Other long-term liabilities		21,077	19,243
Total non-current liabilities		335,450	332,901

		930,741	915,074
Equity
Share capital	17	121,071	121,071
Reserves		665,178	653,111
Total equity attributable to shareholders of the Company		786,249	774,182
Non-controlling interests		144,492	140,892
Total equity		930,741	915,074

These financial statements have been approved and authorised for issue by the board of directors on 26 August 2022.

Ma Yongsheng	Yu Baocai	Shou Donghua
Chairman	President	Chief Financial Officer
(Legal representative)

Notes to the financial statements on pages 116 to 142 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six-month period ended 30 June 2021
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 31 December 2020	121,071	29,432	55,850	92,280	117,000	3,500	322,361	741,494	141,364	882,858
Adjustment for business combination of entities under common control (Note 19)	–	4,831	–	–	–	–	–	4,831	13	4,844
Balance at 1 January 2021	121,071	34,263	55,850	92,280	117,000	3,500	322,361	746,325	141,377	887,702
Profit for the period	–	–	–	–	–	–	40,227	40,227	9,552	49,779
Other comprehensive income	–	–	–	–	–	7,984	–	7,984	124	8,108
Total comprehensive income for the period	–	–	–	–	–	7,984	40,227	48,211	9,676	57,887
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	(8,121)	–	(8,121)	(549)	(8,670)
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2020 (Note 6)	–	–	–	–	–	–	(15,739)	(15,739)	–	(15,739)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(1,885)	(1,885)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	559	559
Total contributions by and distributions to owners	–	–	–	–	–	–	(15,739)	(15,739)	(1,326)	(17,065)
Transaction with non-controlling interests	–	(1,384)	–	–	–	–	–	(1,384)	(6,818)	(8,202)

Total transactions with owners	–	(1,384)	–	–	–	–	(15,739)	(17,123)	(8,144)	(25,267)
Others	–	121	–	–	–	778	(1,051)	(152)	(247)	(399)

Balance at 30 June 2021	121,071	33,000	55,850	92,280	117,000	4,141	345,798	769,140	142,113	911,253

Notes to the financial statements on pages 116 to 142 are parts of the interim condensed consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to shareholders of the Company	Non-controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at 1 January 2022	121,071	27,062	55,850	96,224	117,000	2,495	354,480	774,182	140,892	915,074
Profit for the period	–	–	–	–	–	–	44,451	44,451	6,128	50,579
Other comprehensive income	–	–	–	–	–	16,033	–	16,033	674	16,707
Total comprehensive income for the period	–	–	–	–	–	16,033	44,451	60,484	6,802	67,286
Amounts transferred to initial carrying amount of hedged items	–	–	–	–	–	(8,786)	–	(8,786)	(430)	(9,216)
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Final dividend for 2021 (Note 6)	–	–	–	–	–	–	(37,532)	(37,532)	–	(37,532)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	(2,337)	(2,337)
Contributions to subsidiaries from non-controlling interests	–	–	–	–	–	–	–	–	1,420	1,420
Total contributions by and distributions to owners	–	–	–	–	–	–	(37,532)	(37,532)	(917)	(38,449)
Return of capital to non-controlling interests	–	–	–	–	–	–	–	–	(1,713)	(1,713)

Total transactions with owners	–	–	–	–	–	–	(37,532)	(37,532)	(2,630)	(40,162)
Other equity movements under the equity method	–	(2,102)	–	–	–	–	–	(2,102)	–	(2,102)
Others	–	3	–	–	–	902	(902)	3	(142)	(139)

Balance at 30 June 2022	121,071	24,963	55,850	96,224	117,000	10,644	360,497	786,249	144,492	930,741

Notes:

(a)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(b)
As at 30 June 2022, the amount of retained earnings available for distribution was RMB106,400 million (30 June 2021: RMB108,194 million), being the amount determined in accordance with CASs. According to the Articles of Association of the Company, the amount of retained earnings available for distribution to shareholders of the Company is lower of the amount determined in accordance with the accounting policies complying with CASs and the amount determined in accordance with the accounting policies complying with International Financial Reporting Standards (“IFRS”).

(c)
The capital reserve primarily represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation (Note 1); and (ii) the difference between the considerations paid over or received the amount of the net assets of entities and related operations acquired from or sold to Sinopec Group Company and non-controlling interests.

(d)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

Notes to the financial statements on pages 116 to 142 are parts of the interim condensed consolidated financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2022
(Amounts in million)

	Notes	Six-month period ended 30 June
		2022	2021
		RMB	RMB

Net cash generated from operating activities	(a)	4,947	48,347
Investing activities
Capital expenditure		(54,711)	(49,435)
Exploratory wells expenditure		(8,312)	(6,787)
Purchase of investments		(5,019)	(2,576)
Payments for financial assets at fair value through profit or loss		(1,008)	(6,650)
Proceeds from settlement of financial assets at fair value through profit or loss		6	2,700
Payment for acquisition of subsidiary, net of cash acquired		(7,628)	–
Proceeds from disposal of investments		437	4,937
Proceeds from disposal of property, plant, equipment and other non-current assets		107	502
Increase in time deposits with maturities over three months		(15,928)	(33,073)
Decrease in time deposits with maturities over three months		34,568	17,558
Interest received		2,387	1,595
Investment and dividend income received		4,345	3,316
(Payments of)/proceeds from other investing activities		(382)	1,923
Net cash used in investing activities		(51,138)	(65,990)
Financing activities
Proceeds from bank and other loans		348,900	170,144
Repayments of bank and other loans		(224,161)	(130,857)
Contributions to subsidiaries from non-controlling interests		987	302
Dividends paid by the Company		(37,532)	(15,739)
Distributions by subsidiaries to non-controlling interests		(1,088)	(1,581)
Interest paid		(2,986)	(2,239)
Payments made to acquire non-controlling interests		–	(1,410)
Repayments of lease liabilities		(7,166)	(9,408)
Proceeds from other financing activities		32	78
Payments of other financing activities		(1,774)	(640)
Net cash generated from financing activities		75,212	8,650

Net increase/(decrease) in cash and cash equivalents		29,021	(8,993)
Cash and cash equivalents at 1 January		108,590	87,559
Effect of foreign currency exchange rate changes		1,567	(452)
Cash and cash equivalents at 30 June		139,178	78,114

Notes to the financial statements on pages 116 to 142 are parts of the interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six-month period ended 30 June 2022
(Amounts in million)

(a)	Reconciliation from profit before taxation to net cash generated from operating activities

	Six-month period ended 30 June
	2022	2021
	RMB	RMB

Operating activities
Profit before taxation	65,040	64,831
Adjustments for:
Depreciation, depletion and amortisation	53,638	54,466
Dry hole costs written off	3,725	2,640
Share of profits less losses from associates and joint ventures	(7,327)	(11,133)
Investment income	(126)	(114)
Interest income	(3,012)	(2,663)
Interest expense	8,124	7,660
Loss on foreign currency exchange rate changes and derivative financial instruments	2,405	520
Loss on disposal of property, plant, equipment and other non-current assets, net	36	63
Impairment losses on assets	1,456	926
Impairment reversal on trade and other receivables	(72)	(55)
	123,887	117,141
Net changes from:
Accounts receivable and other current assets	(49,228)	(46,447)
Inventories	(79,034)	(48,011)
Accounts payable and other current liabilities	18,842	41,379
	14,467	64,062
Income tax paid	(9,520)	(15,715)
Net cash generated from operating activities	4,947	48,347

Notes to the financial statements on pages 116 to 142 are parts of the interim condensed consolidated financial statements

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six-month period ended 30 June 2022

1	PRINCIPAL ACTIVITIES AND ORGANISATION

Principal activities

China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company incorporated in the People’s Republic of China (the “PRC”) that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations. Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation

The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

2	BASIS OF PREPARATION

This interim condensed consolidated financial report for the half-year reporting period ended 30 June 2022 has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2021 and any public announcements made by the Group during the interim reporting period.

(a)	New and amended standards and interpretations adopted by the Group

The International Accounting Standard Board (“IASB”) has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group:

‧	Amendment to IAS 16, Property, plant and equipment: Proceeds before intended use

‧	Amendment to IAS 37, Onerous contracts – cost of fulfilling a contract

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	REVENUE FROM PRIMARY BUSINESS

Revenue from primary business mainly represents revenue from the sales of refined petroleum products, chemical products, crude oil and natural gas, which are recognised at a point in time.

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Gasoline	389,830	345,353
Diesel	327,767	226,151
Crude oil	278,099	204,510
Basic chemical feedstock	140,022	112,346
Synthetic resin	74,451	70,793
Kerosene	71,419	51,165
Natural gas	38,017	30,007
Synthetic fiber monomers and polymers	25,186	21,885
Others (i)	237,445	169,313
	1,582,236	1,231,523

Note:

(i)	Others are primarily liquefied petroleum gas and other refinery and chemical by-products and joint products.

4	TAXES OTHER THAN INCOME TAX

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Consumption tax (i)	103,510	100,539
City construction tax (ii)	9,011	8,293
Special oil income levy	8,095	185
Education surcharge (ii)	6,486	6,132
Resources tax	4,404	3,004
Others	2,903	2,747
	134,409	120,900

Notes:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rates of respective products are presented as below:

Products	RMB/Ton
Gasoline	2,109.76
Diesel	1,411.20
Naphtha	2,105.20
Solvent oil	1,948.64
Lubricant oil	1,711.52
Fuel oil	1,218.00
Jet fuel oil	1,495.20

(ii)	City construction tax and education surcharge are levied on an entity based on its paid amount of value-added tax and consumption tax.

5	INCOME TAX EXPENSE

Income tax expense in the consolidated income statement represents:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Current tax
– Provision for the period	14,135	17,389
– Adjustment of prior years	370	36
Deferred taxation	(44)	(2,373)
	14,461	15,052

6	DIVIDENDS

Dividends payable to shareholders of the Company attributable to the period represent:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Interim dividends declared after the date of the statement of financial position of RMB0.16 per share (2021: RMB0.16 per share)	19,371	19,371

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2022, the directors authorised to declare the interim dividends for the year ending 31 December 2022 of RMB0.16 (2021: RMB0.16) per share totalling RMB19,371 million (2021: RMB19,371 million). Dividends declared after the date of the statement of financial position are not recognised as a liability at the date of the statement of financial position.

Dividends payable to shareholders of the Company attributable to the previous financial year, approved during the period represent:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved during the period of RMB0.31 per share (2021: RMB0.13 per share)	37,532	15,739

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2022, a final dividend of RMB0.31 per share totalling RMB37,532 million according to total shares on 9 June 2022 was approved. All dividends have been paid in June 2022.

Pursuant to the shareholders’ approval at the Annual General Meeting on 25 May 2021, a final dividend of RMB0.13 per share totalling RMB15,739 million according to total shares on 16 June 2021 was approved. All dividends have been paid in June 2021.

7	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2022 is based on profit attributable to ordinary shareholders of the Company of RMB44,451 million (six-month period ended 30 June 2021: profit of RMB40,227 million) and the weighted average number of shares of 121,071,209,646 (six-month period ended 30 June 2021: 121,071,209,646) during the period.

There are no potential dilutive ordinary shares, and the diluted earnings per share are equal to the basic earnings per share.

8	PROPERTY, PLANT AND EQUIPMENT

	Plants and buildings	Oil and gas properties	Equipment, machinery and others	Total
	RMB million	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2021	138,550	757,592	996,702	1,892,844
Additions	28	739	339	1,106
Transferred from construction in progress	2,016	14,967	18,268	35,251
Reclassifications	43	(32)	(11)	–
Invested into joint ventures and associates	(1)	–	(5)	(6)
Transferred to other long-term assets	(396)	(14)	(359)	(769)
Disposals	(350)	(188)	(3,666)	(4,204)
Exchange adjustments	(23)	(408)	(38)	(469)
Balance at 30 June 2021	139,867	772,656	1,011,230	1,923,753
Balance at 1 January 2022	143,165	793,045	1,048,227	1,984,437
Additions	265	867	2,756	3,888
Transferred from construction in progress	1,611	14,221	23,179	39,011
Reclassifications	395	(13)	(382)	–
Invested into joint ventures and associates	(6)	–	(75)	(81)
Transferred to other long-term assets	(15)	(5)	(441)	(461)
Disposals	(147)	(265)	(1,869)	(2,281)
Exchange adjustments	109	2,146	165	2,420
Balance at 30 June 2022	145,377	809,996	1,071,560	2,026,933
Accumulated depreciation and impairment losses:
Balance at 1 January 2021	63,540	620,720	614,969	1,299,229
Depreciation for the period	2,271	17,247	23,839	43,357
Impairment losses for the period	28	–	456	484
Reclassifications	111	(28)	(83)	–
Invested into joint ventures and associates	–	–	(3)	(3)
Transferred to other long-term assets	(57)	(5)	(39)	(101)
Written back on disposals	(217)	–	(3,512)	(3,729)
Exchange adjustments	(12)	(392)	(21)	(425)
Balance at 30 June 2021	65,664	637,542	635,606	1,338,812
Balance at 1 January 2022	68,166	660,838	656,508	1,385,512
Depreciation for the period	2,153	14,865	25,002	42,020
Impairment losses for the period	–	–	2	2
Reclassifications	240	(12)	(228)	–
Invested into joint ventures and associates	(1)	–	(22)	(23)
Transferred to other long-term assets	(6)	(3)	(33)	(42)
Written back on disposals	(117)	(249)	(1,633)	(1,999)
Exchange adjustments	52	2,057	100	2,209
Balance at 30 June 2022	70,487	677,496	679,696	1,427,679
Net book value:
Balance at 1 January 2021	75,010	136,872	381,733	593,615
Balance at 30 June 2021	74,203	135,114	375,624	584,941
Balance at 1 January 2022	74,999	132,207	391,719	598,925
Balance at 30 June 2022	74,890	132,500	391,864	599,254

The additions to oil and gas properties of the Group for the six-month period ended 30 June 2022 included RMB867 million (six-month period ended 30 June 2021: RMB728 million) of estimated dismantlement costs for site restoration.

At 30 June 2022 and 31 December 2021, the Group had no individual significant property, plant and equipment which have been pledged.

At 30 June 2022 and 31 December 2021, the Group had no individual significant property, plant and equipment which were temporarily idle or pending for disposal.

At 30 June 2022 and 31 December 2021, the Group had no individual significant fully depreciated property, plant and equipment which were still in use.

9	CONSTRUCTION IN PROGRESS

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Balance at 1 January	155,939	125,525
Additions	59,688	54,889
Dry hole costs written off	(3,725)	(2,640)
Transferred to property, plant and equipment	(39,011)	(35,251)
Reclassification to other long-term assets	(3,872)	(4,021)
Disposals and others	5	12
Exchange adjustments	32	(26)
Balance at 30 June	169,056	138,488

As at 30 June 2022, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB14,310 million (31 December 2021: RMB12,255 million). The geological and geophysical exploration costs paid during the period ended 30 June 2022 were RMB1,943 million (six-month period ended 30 June 2021: RMB2,103 million).

10	RIGHT-OF-USE ASSETS

	Land	Others	Total
	RMB million	RMB million	RMB million

Cost:
Balance at 1 January 2022	263,756	46,921	310,677
Additions	5,837	4,763	10,600
Decreases	(2,985)	(1,210)	(4,195)
Balance at 30 June 2022	266,608	50,474	317,082
Accumulated depreciation:
Balance at 1 January 2022	27,122	15,147	42,269
Additions	5,231	3,712	8,943
Decreases	(932)	(699)	(1,631)
Balance at 30 June 2022	31,421	18,160	49,581
Net book value:
Balance at 1 January 2022	236,634	31,774	268,408
Balance at 30 June 2022	235,187	32,314	267,501

11	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	30 June	31 December
	2022	2021
	RMB million	RMB million

Operating rights of service stations	28,774	29,714
Long-term receivables due from and prepayment to Sinopec Group Company and fellow subsidiaries	2,295	1,520
Prepayments for construction projects to third parties	7,293	7,470
Others (i)	30,184	31,326
	68,546	70,030

Note:

(i)	Others mainly comprise time deposits with terms of three years, catalyst expenditures and improvement expenditures of property, plant and equipment.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Operating rights of service stations
Cost:
Balance at 1 January	53,791	53,567
Additions	377	345
Decreases	(221)	(176)
Balance at 30 June	53,947	53,736
Accumulated amortisation:
Balance at 1 January	24,077	21,711
Additions	1,181	1,148
Decreases	(85)	(58)
Balance at 30 June	25,173	22,801
Net book value at 30 June	28,774	30,935

12	TRADE ACCOUNTS RECEIVABLE

	30 June	31 December
	2022	2021
	RMB million	RMB million

Amounts due from third parties	55,159	30,159
Amounts due from Sinopec Group Company and fellow subsidiaries	4,296	2,199
Amounts due from associates and joint ventures	8,342	6,536
	67,797	38,894
Less: Loss allowance for expected credit losses	(4,080)	(4,033)
	63,717	34,861

The ageing analysis of trade accounts receivable (net of loss allowance for expected credit losses) is as follows:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Within one year	63,254	34,180
Between one and two years	180	442
Between two and three years	254	221
Over three years	29	18
	63,717	34,861

Loss allowance for expected credit losses are analysed as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Balance at 1 January	4,033	3,860
Provision for the period	156	14
Written back for the period	(217)	(50)
Written off for the period	(33)	(13)
Others	141	(40)
Balance at 30 June	4,080	3,771

Sales are generally on cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

These receivables relate to a wide range of customers for whom there is no recent history of default.

Information about the impairment of trade accounts receivable and the Group’s exposure to credit risk can be found in Note 22.

13	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June	31 December
	2022	2021
	RMB million	RMB million

Non-current assets
Unlisted equity instruments	600	588
Listed equity instruments	171	179
Current assets
Trade accounts receivable and bills receivable (i)	5,889	5,939
	6,660	6,706

Note:

(i)
As at 30 June 2022, bills receivable and certain trade accounts receivable were classified as financial assets at fair value through other comprehensive income (“FVOCI”), as relevant business model is achieved both by collecting contractual cash flows and selling of these assets.

14	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Third parties’ debts
Short-term bank loans	40,057	24,959
RMB denominated	40,057	24,959
Current portion of long-term bank loans	17,113	3,293
RMB denominated	17,113	3,281
USD denominated	–	12
Current portion of long-term corporate bonds	28,377	7,000
RMB denominated	28,377	7,000
Corporate bonds	74,008	–
RMB denominated	74,008	–

	159,555	35,252
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	3,112	2,407
RMB denominated	1,402	1,320
USD denominated	1,516	934
Euro denominated	194	153
Current portion of long-term loans	484	466
RMB denominated	484	466
	3,596	2,873

	163,151	38,125

The Group’s weighted average interest rate on short-term loans was 2.69% (31 December 2021: 2.72%) per annum at 30 June 2022. The above borrowings are unsecured.

14	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (CONTINUED)

Long-term debts represent:

	Interest rate and final maturity	30 June	31 December
		2022	2021
		RMB million	RMB million

Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to 4.00% per annum at 30 June 2022 with maturities through 2039	79,865	38,880
USD denominated	Interest rates at 0.00% per annum at 30 June 2022 with maturities through 2038	51	64
		79,916	38,944
Corporate bonds(i)
RMB denominated	Fixed interest rates ranging from 2.20% to 3.20% per annum at 30 June 2022 with maturities through 2026	31,528	38,522
USD denominated	Fixed interest rates ranging from 3.13% to 4.25% per annum at 30 June 2022 with maturities through 2043	11,717	11,127
		43,245	49,649

Total third parties’ long-term debts		123,161	88,593
Less: Current portion		(45,490)	(10,293)
		77,671	78,300
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from 1.08% to 5.23% per annum at 30 June 2022 with maturities through 2037	14,966	12,988
USD denominated	Interest rates at 3.86% per annum at 30 June 2022 with maturities through 2027	271	1,168
Less: Current portion		(484)	(466)
		14,753	13,690

		92,424	91,990

Short-term and long-term bank loans, short-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)
The total amount of the 180-day corporate bonds issued on 21 January 2022 is RMB2.00 billion with a fixed rate at 2.20% per annum; the total amount of the 270-day corporate bonds issued on 21 January 2022 is RMB4.50 billion with a fixed rate at 2.23% per annum; the total amount of the 270-day corporate bonds issued on 18 February 2022 is RMB6.00 billion with a fixed rate at 2.00% per annum; the total amount of the 120-day corporate bonds issued on 7 March 2022 is RMB1.50 billion with a fixed rate at 2.01% per annum; the total amount of the 244-day corporate bonds issued on 14 April 2022 is RMB20.00 billion with a fixed rate at 2.00% per annum; the total amount of the 218-day corporate bonds issued on 18 May 2022 is RMB20.00 billion with a fixed rate at 2.00% per annum; the total amount of the 161-day corporate bonds issued on 8 June 2022 is RMB7.50 billion with a fixed rate at 1.83% per annum; the total amount of the 90-day corporate bonds issued on 8 June 2022 is RMB12.50 billion with a fixed rate at 1.70% per annum.

These corporate bonds are carried at amortised cost.

15	LEASE LIABILITIES

	30 June	31 December
	2022	2021
	RMB million	RMB million

Lease liabilities
Current	16,239	15,173
Non-current	168,646	170,233
	184,885	185,406

16	TRADE ACCOUNTS PAYABLE AND BILLS PAYABLE

	30 June	31 December
	2022	2021
	RMB million	RMB million

Amounts due to third parties	224,140	193,547
Amounts due to Sinopec Group Company and fellow subsidiaries	3,976	4,227
Amounts due to associates and joint ventures	8,755	6,145
	236,871	203,919
Bills payable	11,347	11,721
Trade accounts payable and bills payable measured at amortised cost	248,218	215,640

The ageing analysis of trade accounts payable and bills payable is as follows:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Within 1 month or on demand	163,637	138,741
Between 1 month and 6 months	44,996	25,280
Over 6 months	39,585	51,619
	248,218	215,640

17	SHARE CAPITAL

	30 June	31 December
	2022	2021
	RMB million	RMB million

Registered, issued and fully paid
95,557,771,046 listed A shares (30 June 2022: 95,557,771,046) of RMB1.00 each	95,558	95,558
25,513,438,600 listed H shares (30 June 2022: 25,513,438,600) of RMB1.00 each	25,513	25,513
	121,071	121,071

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB1.00 each and offer not more than 19.5 billion shares with a par value of RMB1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of Hong Kong Dollar (“HKD”)1.59 per H share and USD20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB1.00 each at RMB4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB1.00 each at the Placing Price of HKD8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

17	SHARE CAPITAL (CONTINUED)

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to shareholders of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 30 June 2022, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 10.5% (31 December 2021: 10.6%) and 54.8% (31 December 2021: 51.6%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Note 14 and 18, respectively.

There were no changes in the management’s approach to capital management of the Group during the period. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

18	COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

At 30 June 2022 and 31 December 2021, capital commitments of the Group are as follows:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Authorised and contracted for (i)	115,321	184,430
Authorised but not contracted for	105,534	90,227
	220,855	274,657

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB1,713 million (31 December 2021: RMB3,648 million).

Commitments to joint ventures

Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses

Exploration licenses for exploration activities are registered with the Ministry of Natural Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Natural Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Natural Resources annually which are expensed.

18	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Exploration and production licenses (Continued)

Estimated future annual payments are as follows:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Within one year	356	301
Between one and two years	123	112
Between two and three years	120	110
Between three and four years	96	102
Between four and five years	60	64
Thereafter	849	846
	1,604	1,535

Contingent liabilities

At 30 June 2022 and 31 December 2021, the guarantees by the Group in respect of facilities granted to the parties below are as follows:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Joint ventures (ii)	9,025	9,117
Associates (iii)	4,394	5,746
	13,419	14,863

Management monitors the risk that the specified debtor will default on the contract and recognises a provision when expected credit losses on the financial guarantees are determined to be higher than the carrying amount in respect of the guarantees. At 30 June 2022 and 31 December 2021, the Group estimates that there is no material liability has been accrued for expected credit losses related to the Group’s obligation under these guarantee arrangements.

Notes:

(ii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongan United Coal Chemical Co., Ltd. (“Zhongan United”) by banks amounting to RMB7,100 million (31 December 2021: RMB7,100 million). As at 30 June 2022, the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Zhongan United from banks and guaranteed by the Group was RMB5,467 million (31 December 2021: RMB5,680 million).

The Group provided a guarantee amounting to RMB17,643 million (31 December 2021: RMB23,208 million) in respect to standby credit facilities granted to Amur Gas Chemical Complex Limited Liability Company (“Amur Gas”) by banks and pledged the 40% equity interest in Amur Gas held by the Group to the relevant banks. As at 30 June 2022, the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Amur Gas from banks and guaranteed by the Group was RMB3,538 million (31 December 2021: RMB3,264 million).

The Group provided a guarantee in respect to payment obligation under the raw material supply agreement of Amur Gas amounting to RMB16,309 million (31 December 2021: RMB15,493 million). As at 30 June 2022, Amur Gas has not yet incurred the relevant payment obligations and therefore the Group has no guarantee amount (31 December 2021: Nil).

The Group provided a guarantee in respect the engineering services agreement of Amur Gas amounting to RMB2,924 million (31 December 2021: RMB3,012 million). As at 30 June 2022, the relevant payables for constructions of Amur Gas (the portion corresponding to the shareholding ratio of the Group) and guaranteed by the Group was RMB20 million (31 December 2021: RMB173 million).

(iii)
The Group provided a guarantee in respect to standby credit facilities granted to Zhongtian Synergetic Energy by banks amounting to RMB17,050 million (31 December 2021: RMB17,050 million). As at 30 June 2022, the amount withdrawn (the portion corresponding to the shareholding ratio of the Group) by Zhongtian Synergetic Energy and guaranteed by the Group was RMB4,394 million (31 December 2021: RMB5,746 million).

Environmental contingencies

Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material.

The Group paid normal routine pollutant discharge fees of approximately RMB4,355 million for the six-month period ended 30 June 2022 (six-month period ended 30 June 2021: RMB4,211 million).

18	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Legal contingencies

The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

19	BUSINESS COMBINATION

Pursuant to resolution passed at the Director’s meeting on 26 March 2021, the Company entered into agreements with Sinopec Assets Management Corporation (“SAMC”) and Beijing Orient Petrochemical Industry Co., Ltd. (“BJOPI”), and its subsidiary,Sinopec Beihai Refining and Chemical Limited Liability Company entered into an agreement with Beihai Petrochemical Limited Liability Company of Sinopec Group (“BHP”). According to the relevant aggreements, the Company proposed to acquire non equity assets such as the polypropylene devices and utility business assets of Cangzhou Branch held by SAMC, organic plant business held by BJOPI, and the pier operation platform held by BHP.

Pursuant to the resolution passed at the Directors’ meeting on 29 November 2021, the Company entered into agreements with SAMC, and Sinopec Beijing Yanshan Petrochemical Co., Ltd. (“SBJYSP”), and its subsidiary, Sinopec Yizheng Chemical Fibre Company Limited entered into an agreement with SAMC. According to the relevant agreements, the Group proposed to acquire non equity assets such as thermal power, water and other business, PBT resin and other business of Yizheng Branch held by SAMC, and thermal power and other businesses held by SBJYSP.

The consideration of the transaction amounted to RMB6,124 million.

As the Company, SAMC, BJOPI, BHP and SBJYSP are all under the control of Sinopec Group Company, the transaction described above has been accounted as business combination under common control. Accordingly, the equity and assets acquired from Sinopec Group Company have been accounted for at historical cost, and the consolidated financial statements of the Group prior to these acquisitions have been restated to include the results of operation and the assets and liabilities of Sinopec Group Company on a combined basis.

The transactions under the above-mentioned agreements will further improve the integrated operation level of the Group, optimise the allocation of resources, reduce connected transactions on the whole, so as to enhance the comprehensive competitiveness of the Group in its business locations.

The results of operation for the six-month period ended 30 June 2021 previously reported by the Group have been restated, as set out below:

	The Group, as previously reported	Acquired assets and liabilities of Sinopec Group Company	Elimination and Adjustment	The Group, as restated
	RMB million	RMB million	RMB million	RMB million

Summarised consolidated income statement for the six-month period ended 30 June 2021：
Revenue	1,261,603	6,413	(7,243)	1,260,773
Profit attributable to shareholders of the Company	39,954	273	–	40,227
Profit attributable to non-controlling interests	9,552	–	–	9,552
Basic earnings per share (RMB)	0.330	0.002	–	0.332
Diluted earnings per share (RMB)	0.330	0.002	–	0.332
Summarised consolidated statement of cash flows for the six-month period ended 30 June 2021：
Net cash generated from operating activities	47,736	611	–	48,347
Net cash used in investing activities	(65,791)	(199)	–	(65,990)
Net cash generated from financing activities	9,062	(412)	–	8,650
Net decrease in cash and cash equivalents	(8,993)	–	–	(8,993)

20	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures

The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	Six-month period ended 30 June
		2022	2021
		RMB million	RMB million

Sales of goods	(i)	169,483	131,981
Purchases	(ii)	80,755	90,070
Transportation and storage	(iii)	9,474	6,928
Exploration and development services	(iv)	15,512	15,046
Production related services	(v)	19,092	14,606
Ancillary and social services	(vi)	–	617
Agency commission income	(vii)	91	97
Interest income	(viii)	382	381
Interest expense	(ix)	216	196
Net deposits placed with related parties	(viii)	17,410	733
Net funds obtained from related parties	(x)	29,695	6,241

The amounts set out in the table above in respect of the six-month periods ended 30 June 2022 and 2021 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the six-month period ended 30 June 2022 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB68,143 million (six-month period ended 30 June 2021: RMB76,693 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB61,818 million (six-month period ended 30 June 2021: RMB69,981 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB0 million (six-month period ended 30 June 2021: RMB617 million), lease charges for land, buildings and others paid by the Group of RMB5,568 million, RMB470 million and RMB71 million (six-month period ended 30 June 2021: RMB5,402 million, RMB423 million and RMB74 million), respectively and interest expenses of RMB216 million (six-month period ended 30 June 2021: RMB196 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB31,238 million (six-month period ended 30 June 2021: RMB21,492 million), comprising RMB30,832 million (six-month period ended 30 June 2021: RMB21,075 million) for sales of goods, RMB382 million (six-month period ended 30 June 2021: RMB381 million) for interest income and RMB24 million (six-month period ended 30 June 2021: RMB36 million) for agency commission income.

For the six-month period ended 30 June 2022, no individually significant right-of-use assets were leased from Sinopec Group Company and fellow subsidiaries, associates and joint ventures by the Group. The interest expense recognised for the six-month period ended 30 June 2022 on lease liabilities in respect of amounts due to Sinopec Group Company and fellow subsidiaries, associates and joint ventures was RMB3,953 million (six-month period ended 30 June 2021: RMB3,730 million).

For the six-month period ended 30 June 2022, the amount of rental the Group paid to Sinopec Group Company and fellow subsidiaries, associates and joint ventures for land, buildings and others are RMB5,571 million, RMB471 million and RMB133 million (six-month period ended 30 June 2021: RMB5,404 million, RMB425 million and RMB151 million).

20	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

As at 30 June 2022 and 31 December 2021, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, except for the guarantees disclosed in Note 18. Guarantees given to banks by the Group in respect of banking facilities to associates and joint ventures are disclosed in Note 18.

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management, environmental protection and management services.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens and property maintenance. The term of the Cultural, Educational, Hygiene and Auxiliary Service Agreement expired on 31 December 2021, and is not renewed due to the significant decrease in the service scale after the separation and transfer of assets and business such as the Three Supplies and One Industry Assets etc. Cultural and educational services related or similar to training and auxiliary services thereunder have been incorporated into the Mutual Supply Agreement.

(vii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(viii)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited (“Sinopec Finance”) and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 30 June 2022 was RMB79,092 million (31 December 2021: RMB61,682 million).

(ix)	Interest expense represents interest charges on the loans obtained from Sinopec Group Company and fellow subsidiaries.

(x)	The Group obtained loans, discounted bills and issued the acceptance bills from Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the six-month period ended 30 June 2022. The terms of these agreements are summarised as follows:

‧
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six-months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

20	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

‧
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

‧
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

‧
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

‧
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

‧
On the basis of a series of continuing connected transaction agreements signed in 2000, the Company and Sinopec Group Company have signed the Sixth Supplementary Agreement on 27 August 2021, which took effect on 1 January 2022 and made adjustment to “Mutual Supply Agreement” and “Buildings Leasing Contract”, etc.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Trade accounts receivable	12,588	8,655
Financial assets at fair value through other comprehensive income	109	186
Prepaid expenses and other current assets	19,300	14,537
Long-term prepayments and other assets	3,738	3,116
Total	35,735	26,494
Trade accounts payable and bills payable	15,817	14,170
Contract liabilities	4,662	4,677
Other payables	60,549	50,649
Other long-term liabilities	4,177	2,779
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	3,596	2,873
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	14,753	13,690
Lease liabilities (including to be paid within one year)	159,000	158,761
Total	262,554	247,599

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 14.

As at and for the six-month period ended 30 June 2022, and as at and for the year ended 31 December 2021, no individually significant loss allowance for expected credit losses were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

20	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	Six-month period ended 30 June
	2022	2021
	RMB’000	RMB’000

Short-term employee benefits	5,075	1,771
Retirement scheme contributions	270	120
	5,345	1,891

(c)	Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. As at 30 June 2022 and 31 December 2021, the accrual for the contribution to post-employment benefit plans was not material.

(d)	Transactions with other state-controlled entities in the PRC

The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

‧	sales and purchases of goods and ancillary materials;

‧	rendering and receiving services;

‧	lease of assets;

‧	depositing and borrowing money; and

‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

21	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

21	SEGMENT REPORTING (CONTINUED)

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating profit basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, non-current financial assets at fair value through other comprehensive income, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term debts, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Revenue from primary business
Exploration and production
External sales	95,825	67,727
Inter-segment sales	60,314	39,391
	156,139	107,118
Refining
External sales	98,941	79,792
Inter-segment sales	674,791	543,681
	773,732	623,473
Marketing and distribution
External sales	767,183	613,521
Inter-segment sales	4,916	2,967
	772,099	616,488
Chemicals
External sales	234,168	197,756
Inter-segment sales	39,089	30,030
	273,257	227,786
Corporate and others
External sales	386,119	272,727
Inter-segment sales	525,043	340,701
	911,162	613,428
Elimination of inter-segment sales	(1,304,153)	(956,770)

Revenue from primary business	1,582,236	1,231,523
Other operating revenues
Exploration and production	2,029	2,408
Refining	1,904	2,392
Marketing and distribution	19,894	18,682
Chemicals	4,953	4,857
Corporate and others	1,110	911
Other operating revenues	29,890	29,250

Revenue	1,612,126	1,260,773

21	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Result
Operating profit/(loss)
By segment
– Exploration and production	26,302	6,233
– Refining	29,768	39,398
– Marketing and distribution	16,855	16,068
– Chemicals	810	13,382
– Corporate and others	399	(3,735)
– Elimination	(11,210)	(12,860)
Total segment operating profit	62,924	58,486
Share of profits from associates and joint ventures
– Exploration and production	1,936	1,472
– Refining	380	596
– Marketing and distribution	831	1,606
– Chemicals	1,620	4,933
– Corporate and others	2,560	2,526
Aggregate share of profits from associates and joint ventures	7,327	11,133
Investment income/(loss)
– Exploration and production	–	47
– Refining	32	(5)
– Marketing and distribution	39	7
– Chemicals	(108)	(42)
– Corporate and others	163	107
Aggregate investment income	126	114
Net finance costs	(5,337)	(4,902)

Profit before taxation	65,040	64,831

	30 June	31 December
	2022	2021
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	384,553	371,100
– Refining	351,070	304,785
– Marketing and distribution	393,481	377,499
– Chemicals	242,373	222,803
– Corporate and others	185,924	133,961
Total segment assets	1,557,401	1,410,148
Interest in associates and joint ventures	219,347	209,179
Financial assets at fair value through other comprehensive income	771	767
Deferred tax assets	20,179	19,389
Cash and cash equivalents, time deposits with financial institutions	233,937	221,989
Other unallocated assets	28,179	27,783
Total assets	2,059,814	1,889,255
Liabilities
Segment liabilities
– Exploration and production	178,439	166,486
– Refining	87,505	146,763
– Marketing and distribution	226,329	228,826
– Chemicals	75,842	69,977
– Corporate and others	268,305	198,828
Total segment liabilities	836,420	810,880
Short-term debts	159,555	35,252
Income tax payable	5,182	4,809
Long-term debts	77,671	78,300
Loans from Sinopec Group Company and fellow subsidiaries	18,349	16,563
Deferred tax liabilities	8,860	7,910
Other unallocated liabilities	23,036	20,467
Total liabilities	1,129,073	974,181

21	SEGMENT REPORTING (CONTINUED)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

Capital expenditure
Exploration and production	33,337	23,965
Refining	8,929	7,913
Marketing and distribution	3,072	6,773
Chemicals	18,214	19,042
Corporate and others	1,102	355
	64,654	58,048
Depreciation, depletion and amortisation
Exploration and production	21,604	23,745
Refining	10,273	10,039
Marketing and distribution	11,645	11,459
Chemicals	8,639	7,735
Corporate and others	1,477	1,488
	53,638	54,466
Impairment losses on long-lived assets
Exploration and production	–	–
Refining	2	427
Marketing and distribution	–	52
Chemicals	–	50
Corporate and others	–	–
	2	529

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month period ended 30 June
	2022	2021
	RMB million	RMB million

External sales
Mainland China	1,243,368	972,498
Singapore	193,966	141,109
Others	174,792	147,166
	1,612,126	1,260,773

	30 June	31 December
	2022	2021
	RMB million	RMB million

Non-current assets
Mainland China	1,288,998	1,268,814
Others	42,004	40,551
	1,331,002	1,309,365

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview

Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, financial assets at FVOCI and other receivables. Financial liabilities of the Group include short-term debts, loans from Sinopec Group Company and fellow subsidiaries, derivative financial liabilities, trade accounts payable and bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, amounts due to associates and joint ventures, other payables, long-term debts and lease liabilities.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk; and

‧	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk

(i)	Risk management

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions (including structured deposits) and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total trade accounts receivable at 30 June 2022, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains a loss allowance for expected credit losses and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, financial assets at fair value through profit or loss, derivative financial assets, trade accounts receivable, financial assets at FVOCI and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

(ii)	Impairment of financial assets

The Group’s primary type of financial assets that are subject to the expected credit loss model is cash deposits, trade accounts receivable and bills receivable and other receivables.

The Group’s cash deposits are placed only with large financial institutions with acceptable credit ratings, and there is no material impairment loss identified.

For trade accounts receivable and financial assets at FVOCI, the Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable and financial assets at FVOCI.

To measure the expected credit losses, trade accounts receivable and financial assets at FVOCI have been grouped based on shared credit risk characteristics and the days past due.

The expected credit losses were calculated based on historical actual credit loss experience. The rates were considered the differences between economic conditions during the period over which the historical data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The Group performed the calculation of expected credit loss rates by the operating segment.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Credit risk (Continued)

(ii)	Impairment of financial assets (Continued)

The following table provides information about the exposure to credit risk and expected credit losses for accounts receivable as at 30 June 2022 and 31 December 2021.

		Impairment provision on individual basis		Impairment provision on provision matrix basis
	Gross carrying amount	Carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
30 June 2022	RMB million	RMB million	RMB million	%	RMB million	RMB million

Current and within 1 year past due	63,297	9,390	–	0.1%	43	43
1 to 2 years past due	260	69	49	16.2%	31	80
2 to 3 years past due	3,623	3,559	3,338	48.4%	31	3,369
Over 3 years past due	617	257	228	100.0%	360	588
Total	67,797	13,275	3,615		465	4,080

		Impairment provision on individual basis		Impairment provision on provision matrix basis
	Gross carrying amount	Carrying amount	Impairment provision on individual basis	Weighted- average loss rate	Impairment provision	Loss allowance
31 December 2021	RMB million	RMB million	RMB million	%	RMB million	RMB million

Current and within 1 year past due	34,263	4,280	26	0.2%	57	83
1 to 2 years past due	623	500	137	35.8%	44	181
2 to 3 years past due	3,411	3,324	3,146	50.6%	44	3,190
Over 3 years past due	597	208	190	100.0%	389	579
Total	38,894	8,312	3,499		534	4,033

All of the entity’s other receivables are considered to have low credit risk, and the loss allowance recognised during the period was therefore limited to 12 months expected losses. The Group considers there was no significant increase in credit risk for other receivables by taking into account of their past history of making payments when due and current ability to pay, and thus the impairment provision recognised during the period was limited to 12 months expected losses.

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

As at 30 June 2022, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB453,635 million (31 December 2021: RMB441,559 million) on an unsecured basis, at a weighted average interest rate of 2.70% per annum (2021: 2.81%). As at 30 June 2022, the Group’s outstanding borrowings under these facilities were RMB34,507 million (31 December 2021: RMB11,700 million) and were included in debts.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Liquidity risk (Continued)

The following table sets out the remaining contractual maturities at the date of the statement of financial position of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the date of the statement of financial position) and the earliest date the Group would be required to repay:

	30 June 2022
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term debts	159,555	161,584	161,584	–	–	–
Long-term debts	77,671	86,187	2,073	12,777	64,092	7,245
Loans from Sinopec Group Company and fellow subsidiaries	18,349	20,336	4,004	784	11,075	4,473
Lease liabilities	184,885	300,288	16,944	12,819	36,882	233,643
Derivative financial liabilities	15,367	15,367	15,367	–	–	–
Trade accounts payable and bills payable	248,218	248,218	248,218	–	–	–
Other payables	126,677	126,677	126,677	–	–	–
	830,722	958,657	574,867	26,380	112,049	245,361

	31 December 2021
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	More than 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Short-term debts	35,252	35,871	35,871	–	–	–
Long-term debts	78,300	85,718	2,169	49,390	27,518	6,641
Loans from Sinopec Group Company and fellow subsidiaries	16,563	18,457	3,174	604	10,712	3,967
Lease liabilities	185,406	296,485	15,833	12,031	35,411	233,210
Derivative financial liabilities	3,223	3,223	3,223	–	–	–
Trade accounts payable and bills payable	215,640	215,640	215,640	–	–	–
Other payables	131,468	131,468	131,468	–	–	–
	665,852	786,862	407,378	62,025	73,641	243,818

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s short-term and long-term capital requirements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Market risk (Continued)

(a)	Currency risk

Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured.

The Group does not have significant financial instruments that are denominated in foreign currencies other than the functional currencies of respective entities as at 30 June, and consequently does not have significant exposure to foreign currency risk.

(b)	Interest rate risk

The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 14.

As at 30 June 2022, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s profit for the period by approximately RMB485 million (31 December 2021: decrease/increase by approximately RMB254 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the date of the statement of financial position with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2021.

(c)	Commodity price risk

The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined petroleum products and chemical products. The fluctuations in prices of crude oil, refined petroleum products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps contracts, to manage a portion of this risk.

Based on the dynamic study and judging of the market, combined with the resource demand and production and operation plan, the Group evaluate and monitor the market risk exposure caused by transaction positions, and continuously manage and hedge the risk of commodity price fluctuation caused by market changes.

As at 30 June 2022, the Group had certain commodity contracts of crude oil, refined petroleum products and chemical products designated as qualified cash flow hedges and economic hedges. As at 30 June 2022, the fair value of such derivative hedging financial instruments is derivative financial assets of RMB39,965 million (31 December 2021: RMB18,359 million) and derivative financial liabilities of RMB15,349 million (31 December 2021: RMB3,214 million).

As at 30 June 2022, it is estimated that a general increase/decrease of USD10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s profit for the period by approximately RMB2,700 million (31 December 2021: decrease/increase RMB2,996 million), and increase/decrease the Group’s other reserves by approximately RMB2,383 million (31 December 2021: decrease/increase RMB1,160 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the date of the statement of financial position and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2021.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the date of the statement of financial position across the three levels of the fair value hierarchy defined in IFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 30 June 2022

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Financial assets at fair value through profit or loss:
– Structured deposits	–	–	1,009	1,009
– Exchange traded fund	3	–	–	3
Derivative financial assets:
– Derivative financial assets	13,287	27,102	–	40,389
Financial assets at fair value through other comprehensive income:
– Equity instruments	171	–	600	771
– Trade accounts receivable and bills receivable	–	–	5,889	5,889
	13,461	27,102	7,498	48,061
Liabilities
Derivative financial liabilities
– Derivative financial liabilities	2,773	12,594	–	15,367
	2,773	12,594	–	15,367

At 31 December 2021

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million

Assets
Derivative financial assets:
– Derivative financial assets	5,883	12,488	–	18,371
Financial assets at fair value through other comprehensive income:
– Equity instruments	179	–	588	767
– Trade accounts receivable and bills receivable	–	–	5,939	5,939
	6,062	12,488	6,527	25,077
Liabilities
Derivative financial liabilities
– Derivative financial liabilities	804	2,419	–	3,223
	804	2,419	–	3,223

During the six-month period ended 30 June 2022, there was no transfer between instruments in Level 1 and Level 2.

Management of the Group uses discounted cash flow model with inputted interest rate and commodity index, which were influenced by historical fluctuation and the probability of market fluctuation, to evaluate the fair value of the structured deposits and trade accounts receivable and bills receivable classified as Level 3 financial assets.

22	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (CONTINUED)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IFRS 9 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristic and maturities range from 2.15% to 4.45% (31 December 2021: 0.30% to 4.65%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 30 June 2022 and 31 December 2021:

	30 June	31 December
	2022	2021
	RMB million	RMB million

Carrying amount	123,161	88,593
Fair value	119,810	85,610

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, the Group’s existing capital structure and the terms of the borrowings.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 30 June 2022 and 31 December 2021.

23	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the interim consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the interim consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the interim consolidated financial statements.

23	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Oil and gas properties and reserves

The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimates of proved and proved developed reserves also change. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates. Oil and gas reserves have a direct impact on the assessment of the recoverability of the carrying amounts of oil and gas properties reported in the financial statements. If proved reserves estimates are revised downwards, earnings could be affected by changes in depreciation expense or an immediate write-down of the property’s carrying amount.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36, Impairment of Assets. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances, including environmental protection and energy structure transition variables, indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating units are discounted to their present value, which requires significant judgement relating, selling prices of crude oil, natural gas, refined and chemical products, the production costs, the product mix, production volumes, production profiles, the oil and gas reserves and discount rate. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price, amount of operating costs and discount rate.

Depreciation

Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

23	ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Measurement of expected credit losses

The Group measures and recognises expected credit losses using readiness matrix considering reasonable and supportable information about the relevant past events, current conditions and forecasts of future economic conditions. The Group regularly monitors and reviews the assumptions used for estimating expected credit losses.

Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

24	STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2022 and earlier application is permitted. The Group has not early adopted any of the forthcoming new or amended standards in preparing these condensed consolidated interim financial statements.

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH CASS AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with CASs and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(i)	GOVERNMENT GRANTS

Under CASs, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	SAFETY PRODUCTION FUND

Under CASs, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the shareholders’ equity under CASs and the total equity under IFRS are analysed as follows:

	Note	30 June 2022	31 December 2021
		RMB million	RMB million

Shareholders’ equity under CASs		931,672	916,041
Adjustments:
Government grants	(i)	(931)	(967)
Total equity under IFRS*		930,741	915,074

Effects of major differences between the net profit under CASs and the profit for the period under IFRS are analysed as follows:

	Note	Six-month period ended 30 June
		2022	2021
		RMB million	RMB million

Net profit under CASs		49,516	48,801
Adjustments:
Government grants	(i)	36	25
Safety production fund	(ii)	1,043	953
Others		(16)	–
Profit for the period under IFRS*		50,579	49,779

*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS.

INDEX OF DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during the normal business hours after 26 August 2022 (Friday) at the registered address of Sinopec Corp. upon the request by the relevant regulatory authorities or shareholders in accordance with the Articles of Association of Sinopec Corp. or relevant laws or regulations:

1	The original interim report for the first half of 2022 signed by Mr. Ma Yongsheng, the Chairman;

2
The original financial statements and consolidated financial statements of Sinopec Corp. for the six-month period ended 30 June 2022 prepared in accordance with the CASs and IFRS, signed by Mr. Ma Yongsheng, the Chairman, Mr. Yu Baocai, the President and Ms. Shou Donghua, the Chief Financial Officer and head of the accounting department of Sinopec Corp.;

3	The original report on review of the above financial statements signed by the auditors; and

4	Copies of disclosure documents published by Sinopec Corp. in the newspapers designated by the CSRC during the reporting period.

By Order of the Board
Ma Yongsheng
Chairman

Beijing, PRC, 26 August 2022

If there is any inconsistency between the Chinese and English version of this interim report, the Chinese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 29, 2022